December 2005

Itaú

Banco Itaú Holding Financeira S.A.

Management Discussion & Analysis and Complete Financial Statements



Contents

We point out that the pro forma figures relating to previous periods, presented in this report, have been recalculated, due to the change in the criteria for allocating excess provision for doubtful loans.

This quarter, we have perfected the calculation for the return on net equity (ROE) and introduced the concept of Annualized Return on Average Net Equity, where the closing balance of net equity has been replaced by its average balance. The average quarterly balance is obtained by the arithmetic average between the balance of the last day of the current quarter and that of the previous quarter. The average balance accumulated for the year is obtained by the arithmetic average of the balances of the last day of the last five quarters ((Dec + Mar + Jun + Sep + Dec) / 5)

The tables in this report show the figures in millions. However, the calculations of the variations and totals used figures in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in the interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in the tax legislation).

Executive Summary

Highlights - Managerial Criteria

R$ Million (except where indicated)

Statements of Income	**4th Q./05**	**3rd Q./05**	**4th Q./04**	**2005**	**2004**
Net Income	1,425	1,352	1,030	5,251	3,776
Managerial Financial Margin (1)	3,650	3,331	3,396	13,272	10,634
Bank Service Fees	2,121	1,971	1,799	7,738	6,166
Income per Shares (R$)					
Consolidated Net Income per shares (2)	1.29	1.21	0.91	4.76	3.33
Number of Outstanding Shares - in thousands (2)	1,104,009	1,114,004	1,132,711	1,104,009	1,132,711
Book Value per share (2)	14.09	13.67	12.33	14.09	12.33
Dividends / JCP (3) (R$ Million)	534	621	514	1,852	1,372
Dividends / JCP (3) per shares (2)	0.48	0.56	0.45	1.68	1.21
Market Capitalization (4)(R$ Million)	62,156	59,321	45,195	62,156	45,195
Market Capitalization (4) (US$ Million)	26,554	26,695	17,027	26,554	17,027
Performance Ratio (%)					
ROE Annualized	42.5%	40.8%	33.6%	35.3%	29.2%
ROA Annualized	3.9%	3.8%	3.1%	3.7%	3.0%
Solvency Ratio (BIS Ratio)	17.0%	17.6%	20.6%	17.0%	20.6%
Net Interest Margin	14.3%	13.5%	11.0%	13.6%	12.6%
Provision for Loan and Lease Losses/ Non Performing Loans	192%	200%	220%	192%	220%
Efficiency Ratio	50.1%	50.5%	48.0%	50.3%	53.9%

Balance Sheet		**Dec 31, 05**		**Sep 30, 05**		**Dec 31, 04**
Total Assets		151,241		144,671		130,339
Credit Operations	*60,636*		*55,573*		*47,407*	
Sureties, Endorsements and Guarantees	*7,121*	67,756	*6,044*	61,616	*5,868*	53,275
Securities + Interbank Accounts		42,905		40,444		37,900
Total Deposits		50,520		44,488		42,030
Stockholder's Equity of Itaú Consolidated		15,560		15,229		13,971
Relevant Data						
Assets Under Management		120,287		112,337		99,753
Employees (5)		51,036		49,546		45,316
Active Customers (Million)		12.5		12.2		11.8
Products / Customers		5.1		5.1		5.0
Branches (Units)		2,391		2,305		2,282
CSBs (Units)		783		776		791
Automated Teller Machines (Units)		22,023		21,552		21,150

(1) Defined on page 4.
(2) A stock split was carried out in Oct/05. All prior period amounts have been adjusted for better comparability.
(3) JCP - Interest on Own Capital. Gross amount.
(4) Calculated on the basis of the closing quotation for preferred shares.
(5) Includes 100% of FIC - Financeira Itaú CBD and does not include Credicard, which on 12/31/05 had 448 employees.

Market Share - December 2005

Asset Management	14.4%
Automobile Finance	19.0%
CPMF Collections	14.2%
Credit Cards	22.2%
Total Deposits (*)	7.7%
Insurance Premiums	12.7%
Private Pension Plans	10.4%

(*) Referring to September/2005.
Sources: Bacen, Susep, Anbid, Abel, Federal Revenue and Abecs.
NB: Insurance premiums do not include health insurance.

Managerial Statement of Income

We have adopted a strategy for managing the foreign exchange risk on the capital invested abroad that has the objective of not permitting exchange rate variations to impact results. In order to achieve this objective, the foreign exchange risk is neutralized and the investments are remunerated in reais (R$) by means of the use of derivative financial instruments. Our strategy for hedging also takes into consideration all the tax effects related: whether those relating to the non-taxation/ deductibility of the exchange rate variation at moments of appreciation or depreciation, respectively, of the real against foreign currencies, or the tax effects arising from the derivative financial instruments used.

In the periods in which the variation in the parity between the real and the other foreign currencies is considerable, a significant impact is to be seen in various lines of the financial statements, with particular emphasis on the financial revenues and expenses.

As a result, starting from the second quarter of 2005, we began to disclose in the Managerial Analysis Report of the Operation, the Managerial Statement of Income, which highlights the impact of exchange rate variation on the capital investments abroad and the effects arising from hedging this position. The Managerial Statement of Income is obtained from a series of reclassifications made to the accounting statement of income, and the managerial financial margin includes two adjustments in relation to the accounting financial margin: (i) all the effects of the exchange rate variation on the investments abroad, which is distributed over several lines in the accounting statement of income; and (ii) the tax effects of hedging these investments, which are reflected in the accounting statement of income in the tax expenses (PIS and COFINS) and income tax and social contribution lines.

Furthermore, the managerial financial margin has been subdivided, to show the managerial financial margin of the banking operations, associated with customer business activities, the managerial financial margin of treasury, in which an opportunity cost is attributed for each transaction, and the managerial financial margin of the management of the foreign exchange risk of the investments abroad, that basically corresponds to the remuneration of the capital used for these investments at the CDI rate. Next, we show a table explaining how the managerial financial margin is determined for the management of the foreign exchange risk of the investments abroad.

Finally, it should be noted that the real depreciated 5.3% in relation to the dollar over the fourth quarter of 2005; the quotation of the dollar reached R$ 2.3407 at the end of December 2005, compared to R$ 2.2222 at the close of the previous quarter. We also note that, in the course of the previous quarter, the opposite trend was to be seen, with the real appreciating 5.5% against the dollar (the quotation reached R$ 2.2222 in September 2005, compared to R$ 2.3504 in June).

R$ Million

4th Quarter/05	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	5,637			
Exchange Variation on Investments Abroad (B)		265		265
Effect of exchange risk management of investments abroad (C)=(D)+(E)		(158)	59	(100)
Assets Position in DI (D)	5,637	262	(97)	165
Liabilities Position in Foreign Currency (E)	(8,957)	(421)	156	(265)
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) - (C)		**106**	**59**	**165**

R$ Million

3rd Quarter/05	Initial Balance	Result Gross of Taxes	Tax Effects	Result Net of Taxes
Capital Investments Abroad (A)	5,549			
Exchange Variation on Investments Abroad (B)		(304)		(304)
Effect of exchange risk management of investments abroad (C)=(D)+(E)		766	(284)	482
Assets Position in DI (D)	5,549	283	(105)	178
Liabilities Position in Foreign Currency (E)	(8,818)	483	(179)	304
Managerial Financial Margin of Exchange Risk of Investments Abroad (F) = (B) - (C)		**462**	**(284)**	**178**

Managerial Statement of Income

Consolidated Statement of Income

R$ Million

4th Quarter/05	Banco Itaú Holding			
	Accounting	Managerial Adjusts: Exchange Rate Variation on Investments Abroad	Managerial Adjusts: Tax Effects from Hedge of Investments Abroad	Managerial
Managerial Financial Margin	**3,611**	**(19)**	**59**	**3,650**
• Banking Operations	3,351	-	-	3,351
• Treasury	134	-	-	134
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	125	(19)	59	165
Result from Loan Losses	**(974)**	**3**	**-**	**(971)**
Provision for Loan and Lease Losses	(1,220)	3	-	(1,217)
Credits Recoveries and Renegotiated	246	-	-	246
Net Income from Financial Operations	**2,637**	**(17)**	**59**	**2,679**
Other Operating Income / (Expenses)	**(696)**	**(12)**	**(7)**	**(715)**
Banking Service Fees	2,121	-	-	2,121
Result from Operations of Insurance, Capitalization and Pension Plans	218	-	-	218
Non-Interest Expenses	(2,912)	3	-	(2,909)
Tax Expenses for ISS, PIS and COFINS	(435)	-	(7)	(442)
Equity in the Earnings of Associated Companies	55	(18)	-	38
Other Operating Income	256	3	-	260
Operating Income	**1,941**	**(28)**	**51**	**1,964**
Non-Operating Income	10	(0)	-	10
Income before Tax	**1,951**	**(28)**	**51**	**1,974**
Income Tax and Social Contribution	**(339)**	**2**	**(51)**	**(388)**
Extraordinary Results	**-**	**-**	**-**	**-**
Profit Sharing	**(144)**	**-**	**-**	**(144)**
Minority Interests	**(43)**	**26**	**-**	**(17)**
Net Income	**1,425**	**-**	**-**	**1,425**

Reconciliation of the Managerial Financial Margin of the Management of the Foreign Exchange Risk of the Investments Abroad (table on the previous page); R$ 125 million - R$ 19 million = R$ 106 million.

R$ Million

3rd Quarter/05	Banco Itaú Holding			
	Accounting	Managerial Adjusts: Exchange Rate Variation on Investments Abroad	Managerial Adjusts: Tax Effects from Hedge of Investments Abroad	Managerial
Managerial Financial Margin	**3,579**	**35**	**(284)**	**3,331**
• Banking Operations	3,104	-	-	3,104
• Treasury	48	-	-	48
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	427	35	(284)	178
Result from Loan Losses	**(779)**	**(4)**	**-**	**(784)**
Provision for Loan and Lease Losses	(1,070)	(4)	-	(1,074)
Credits Recoveries and Renegotiated	291	-	-	291
Net Income from Financial Operations	**2,800**	**31**	**(284)**	**2,547**
Other Operating Income / (Expenses)	**(819)**	**21**	**36**	**(763)**
Banking Service Fees	1,971	-	-	1,971
Result from Operations of Insurance, Capitalization and Pension Plans	183	-	-	183
Non-Interest Expenses	(2,595)	(11)	-	(2,606)
Tax Expenses for ISS, PIS and COFINS	(408)	-	36	(372)
Equity in the Earnings of Associated Companies	(15)	32	-	17
Other Operating Income	44	1	-	45
Operating Income	**1,981**	**52**	**(248)**	**1,784**
Non-Operating Income	**4**	**1**	**-**	**5**
Income before Tax	**1,985**	**52**	**(248)**	**1,789**
Income Tax and Social Contribution	**(541)**	**(4)**	**248**	**(297)**
Extraordinary Results	**-**	**-**	**-**	**-**
Profit Sharing	**(112)**	**-**	**-**	**(112)**
Minority Interests	**20**	**(48)**	**-**	**(28)**
Net Income	**1,352**	**-**	**-**	**1,352**

Reconciliation of the Managerial Financial Margin of the Management of the Foreign Exchange Risk of the Investments Abroad (table on the previous page); R$ 427 million + R$ 35 million = R$ 462 million.

Executive Summary

Fourth Quarter of 2005

Net Income and Return on Average Equity



We achieved a consolidated net income of R$ 1,425 million in the fourth quarter of 2005, which corresponds to a 5.4% increase in relation to the result of the previous quarter. The balance of equity, disregarding the portion of minority interests, amounted to R$ 15,560 million at the close of 2005. The annualized return on average equity (ROE) reached the noteworthy rate of 42.5% p.a. in the quarter. Once again, the expansion of the loan portfolio, together with the change in its mix, made a decisive contribution to our quarterly performance surpassing the results of the previous period. The growing contribution from loan transactions is reflected in the increase to be seen in the managerial financial margin of the banking operations and of the service fees associated with the granting of credit, net of the credit risk and of the PIS and COFINS tax expenses, which added up to R$ 3,240 million in the period, increasing 9.5% in relation to the previous quarter.

Credit Operations (*)

R$ Billion



Foreign Currency — Local Currency

(*) Endorsements and sureties included

Loan Portfolio

R$ Million

	31-Dec-05	30-Sep-05	31-Dec-04	Variation (%) dec05-sep05	Variation (%) dec05-dec04
Individuals (A)	28,691	25,593	18,272	12.1%	57.0%
Credit Card	7,216	5,926	5,150	21.8%	40.1%
Personal Loans	10,320	10,211	6,926	1.1%	49.0%
Vehicles	11,155	9,456	6,196	18.0%	80.1%
Small businesses and middle market (B)	12,784	11,494	9,718	11.2%	31.6%
Directed loans (C)	4,541	4,278	4,523	6.2%	0.4%
Sub-Total (A) + (B) + (C)	46,016	41,365	32,513	11.2%	41.5%
Corporate	21,740	20,251	20,763	7.4%	4.7%
Total	**67,756**	**61,616**	**53,275**	**10.0%**	**27.2%**

In the fourth quarter of 2005, our loan and financing transactions, including endorsements and guarantees, amounted to R$ 67,756 million, or 10.0% growth in the period. The increase in the volume of credit transactions was driven by a series of specific actions, notably in the consumer and automobile finance segment, coupled with a significant increase in the demand for credit from individual customers.

The portfolio catering to these customers grew 12.1% in the quarter to R$ 28,691 million. The highlights were the vehicle finance and leasing transactions, with an increase of R$ 1,699 million in the period, and the credit card transactions, with an increase of R$ 1,290 million in the quarter.

The loan portfolio for business customers increased 8.8% to R$ 34,524 million. Transactions with micro, small and medium businesses showed growth of 11.2% in relation to September 2005, adding up to R$ 12,784 million. Loans to large companies, in turn, totaled R$ 21,740 million, increasing 7.4% in the period.

Ultimately, directed loans recorded growth of R$ 263 million in the quarter, adding up to R$ 4,541 million.

Managerial Financial Margin

R$ Million



Customer business activities

Exchange risk management of capital invested abroad

Treasury

(*) Endorsements and sureties included

Our managerial financial margin amounted to R$ 3,650 million in the fourth quarter of 2005, growing R$ 320 million in relation to the previous quarter. Both the increase in the volume of credit granted and its mix alteration were the main factors responsible for the R$ 247 million variation in the financial margin of the banking operations to be seen in the quarter. With regard to the financial margin of treasury, one can observe an increase of R$ 86 million in the quarter, driven by the strategies adopted in the debt, foreign exchange and sovereign debt markets. The financial margin of the management of the foreign exchange risk of the investments abroad decreased R$ 13 million, due to the fall in the CDI rate occurring between the periods.

Executive Summary

Fourth Quarter of 2005

NPL Ratio(*) **- Individuals x Businesses (%)**



NPL Ratio - Businesses   NPL Ratio
NPL Ratio - Individuals

(*) *Nonperforming Loans*: Loans overdue for more than 60 days.

The increase in the volume and the alteration in the mix of the loan and financing portfolio, with funds being invested in transactions capable of bringing greater financial margins to the results, has the natural consequence of increasing our level of credit risk, calling for higher expenses on provisions for doubtful loans. Furthermore, we have reinforced the balance of the provision in excess of the minimum required by the banking authorities, which has the objective of absorbing any possible increases in the level of nonperformance occasioned by a reversal in the economic cycle. Accordingly, in the fourth quarter of 2005, we expanded by R$ 170 million the balance of the excess provision, which totaled R$ 1,370 million at the close of the year. The assumption of greater risks was responsible for a 0.2 percentage points increase in our level of nonperforming loans, which closed the quarter reaching a rate of 3.5%. This growth is in line with our defined strategy, the one that has been applied consistently over the last few quarters.

Bank Service Fees

R$ Million



Our banking service fees added up to R$ 2,121 million in the fourth quarter of 2005, with a R$ 150 million increase in relation to the previous quarter. To be highlighted are the increases associated with credit transactions, such as R$ 69 million with credit cards and R$ 48 million with vehicle finance, leasing and personal loans. Furthermore we had an increase of R$ 24 million in current account services driven by not only the seasonal increase in economic activity but also the emphasis that Itaú BBA has been giving to the provision of services.

Non Interest Expenses

R$ Million



Orbitall   Itaucred   Other

In the fourth quarter of 2005, non-interest expenses amounted to R$ 2,909 million, an increase of R$ 303 million in relation to the previous quarter. The structuring and operation of the businesses combined with our recent strategic ventures constituted the main element responsible for the increase in expenses in the period. Besides, our organic growth has been altering the level of non-interest expenses. However, even considering this rise in expenses, the efficiency ratio has shown a positive change in relation to the previous quarter. This has happened because we have kept up our efforts to achieve productivity gains through the review of processes and rationalization of costs.

Efficiency Ratio (%)



(*) The efficiency ratio calculation criteria are detailed on page 20.

Therefore, the maintenance of the policy of working hard on controlling costs was a determinant factor for the efficiency ratio, calculated from the management statement of income, to reach 50.1% in the fourth quarter of 2005, an improvement of 0.4 percentage point in relation to the ratio achieved in the previous quarter.

Unrealized Result

R$ Million



The unrealized profit / (loss) in the results totaled R$ 1,934 million at December 31, 2005, showing a reduction of R$ 132 million in relation to the previous quarter. This decrease is basically linked to the reversal of R$ 30 million of additional provision for securities, due to the reduction in the risk of an event of high volatility scenarios, to the alteration in the market value of subordinated debt, and to the fall in the market value of credit transactions, leasing and other credits. Furthermore, we reinforced in R$ 170 million the provision in excess of the minimum required to cover doubtful loans, as previously mentioned. We note that this excess provision is not taken into consideration in determining the unrealized profit / (loss).

Executive Summary

Consolidated Balance Sheet

R$ Million

ASSETS	31-dec-05	30-sep-05	31-dec-04	Variation dec05-sep05	Variation dec05-dec04
Current and Long Term Assets	**148,367**	**141,873**	**127,220**	**6,493**	**21,147**
Cash And Cash Equivalents	2,085	2,053	1,930	32	154
Short-term Interbank Deposits	22,877	23,176	19,747	(299)	3,130
Securities and Derivative Financial Instruments	33,128	30,830	29,176	2,299	3,953
Interbank and Interbranch Accounts	13,707	12,006	10,878	1,701	2,829
Loans, Leasing Operations and Other Credits	60,636	55,573	47,407	5,063	13,229
(Allowance for Loan Losses)	(4,107)	(3,656)	(3,054)	(451)	(1,054)
Other Assets	20,042	21,892	21,135	(1,851)	(1,094)
Foreign Exchange Portfolio	6,514	8,471	9,159	(1,957)	(2,645)
Others	13,528	13,421	11,976	107	1,552
Permanent Assets	**2,875**	**2,798**	**3,119**	**77**	**(244)**
Investments	749	727	920	22	(171)
Fixed Assets	1,854	1,850	1,965	3	(111)
Deferred Changes	272	220	234	51	38
TOTAL ASSETS	**151,241**	**144,671**	**130,339**	**6,570**	**20,903**

R$ Million

LIABILITIES	31-dec-05	30-sep-05	31-dec-04	Variation dec05-sep05	Variation dec05-dec04
Current and Long Term Liabilities	**134,487**	**128,337**	**115,127**	**6,150**	**19,360**
Deposits	50,520	44,488	42,030	6,032	8,490
Demand Deposits	12,689	10,274	11,156	2,416	1,533
Saving Account	19,783	18,564	19,197	1,219	585
Interbank Deposits	646	938	647	(293)	(2)
Time Deposits	17,402	14,712	11,029	2,690	6,373
Deposits Received under Securities Repurchase Agreements	22,031	20,433	16,098	1,598	5,932
Funds from Acceptances and Issue of Securities	4,961	4,753	3,431	208	1,530
Interbank and Interbranch Accounts	1,043	3,030	1,078	(1,988)	(35)
Borrowings and On-lendings	9,156	8,590	10,518	566	(1,362)
Derivative Financial Instruments	2,436	1,884	1,173	552	1,263
Technical Provisions for Insurance, Pension Plans and Cap.	14,640	13,486	11,023	1,154	3,616
Other Liabilities	29,701	31,673	29,775	(1,972)	(74)
Foreign Exchange Portfolio	6,634	8,831	9,405	(2,197)	(2,771)
Subordinated Debt	4,584	4,449	4,765	136	(181)
Others	18,482	18,393	15,605	90	2,878
Deferred Income	**71**	**60**	**47**	**11**	**24**
Minority interest in subsidiaries	**1,124**	**1,045**	**1,193**	**79**	**(70)**
Stockholder's Equity	**15,560**	**15,229**	**13,971**	**330**	**1,589**
TOTAL LIABILITIES	**151,241**	**144,671**	**130,339**	**6,570**	**20,903**
Deposits	50,520	44,488	42,030	6,032	8,490
Assets under Management	120,287	112,337	99,753	7,950	20,533
Total Deposits + Assets Under Management	170,807	156,825	141,783	13,982	29,023

Executive Summary

Consolidated Statement of Income

R$ Million

	4th Q./05	3rd Q./05	2005	2004	Variation 4th Q.05 - 3rd Q.05	Variation 2005 - 2004
Managerial Financial Margin	**3,650**	**3,331**	**13,272**	**10,634**	**320**	**2,638**
• Banking Operations	3,351	3,104	12,017	9,231	247	2,786
• Treasury	134	49	599	844	86	(246)
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	165	178	656	559	(13)	96
Result for Loan Losses	**(971)**	**(784)**	**(2,840)**	**(935)**	**(188)**	**(1,904)**
Provision for Loan and Lease Losses	(1,217)	(1,074)	(3,729)	(1,589)	(143)	(2,139)
Credits Recoveries and Renegociated	246	291	889	654	(45)	235
Net Income from Financial Operations	**2,679**	**2,547**	**10,432**	**9,699**	**132**	**733**
Other Operation Income (Expenses)	**(715)**	**(763)**	**(2,776)**	**(2,836)**	**47**	**60**
Banking Service Fees	2,121	1,971	7,738	6,166	150	1,572
Result from Operations of Insurance, Cap. and Pension	218	183	798	781	35	17
Non-Interest Expenses, excluding ISS, PIS and COFINS	(2,909)	(2,606)	(10,459)	(9,034)	(303)	(1,425)
Tax Expenses for ISS, PIS and COFINS	(442)	(372)	(1,509)	(1,114)	(70)	(396)
Equity in the Earnings of Associated Companies	38	17	169	85	21	84
Other Operating Income	260	45	487	280	215	207
Operating Income	**1,964**	**1,784**	**7,656**	**6,863**	**179**	**793**
Non-operating Income	10	5	20	29	6	(9)
Income before Income Tax and Social Contribution	**1,974**	**1,789**	**7,676**	**6,892**	**185**	**784**
Income Tax and Social Contribution	**(388)**	**(297)**	**(1,613)**	**(1,600)**	**(91)**	**(13)**
Extraordinary Results	**0**	**0**	**(192)**	**(1,094)**	**0**	**903**
Profit Sharing	**(144)**	**(112)**	**(481)**	**(358)**	**(32)**	**(123)**
Minority Interests	**(17)**	**(28)**	**(138)**	**(64)**	**11**	**(74)**
Net Income	**1,425**	**1,352**	**5,251**	**3,776**	**73**	**1,476**
Number of shares outstanding (1) (in thousands)	1,104,009	1,114,004	1,104,009	1,132,711	(9,995)	(28,701)
Book value per share - (R$) (1)	14.09	13.67	14.09	12.33	0.42	1.76
Net income per share - (R$) (1)	1.29	1.21	4.76	3.33	0.08	1.42

(1) A shock split was conied out in Oct/05 . All prior period amounts have been adjusted for better comparability.

Executive Summary - Fourth Quarter of 2005

Income by Segment
Itaubanco

The net income of the Itaubanco segment added up to R$ 888 million in the fourth quarter of 2005, a 13.1% increase in relation to the previous quarter. The managerial financial margin amounted to R$ 2,135 million, which is equivalent to a 0.5% increase over the managerial financial margin of the third quarter. The growth of the credit transactions aimed at consumer finance expanded the managerial financial margin of the banking operations by R$ 88 million. Offsetting by this increase was a R$ 71 million reduction in treasury results, basically because of the lower income from interest rate derivatives transacted in Brazil. The expense associated with credit risk showed a R$ 93 million increase in the quarter, arising, in part, from the R$ 45 million increase in the balance of the provision in excess of the minimum required by the banking authorities, as well as from the growth of the loan portfolio and the increase in overdue loans. However, this increase in expenses was partially offset by a R$ 79 million increase in the recovery of loans written off as a loss, as a result of a campaign carried out in December. Banking service fees grew R$ 88 million in the quarter, due to an increase in the volume of credit transactions, and to the increase in the customer base. Non-interest expenses grew 6.4% in the period, suffering the impact of the seasonal increase in the level of operational activities which characterizes the last few months of the year, as well as of the investments made in the expansion of the branch and cash terminal network. Finally, the 'Others' item shows the positive impact caused by the recognition of the revenue connected with the termination of the partnership contract between us and América Online Latin América Inc. (AOLA).

Banco Itaú BBA

In the fourth quarter, the managerial financial margin of the Itaú BBA segment amounted to R$ 554 million, reflecting a 63.0% increase in relation to the previous quarter. The financial margin of the banking operations totaled R$ 304 million, a 26.0% increase in relation to the previous quarter, due to an increase in the volume of the loan portfolio, with the same levels of the spreads. With regard to treasury operations, the net income of R$ 206 million in the fourth quarter reflects the results arising from the strategies for the Brazilian local debt and foreign exchange markets and for the international sovereign debt market. The result from doubtful loans showed a R$ 127 million reversal of provision in the fourth quarter, related to the recovery of loans granted to the telecommunications sector. Banking service fees totaled R$ 108 million, an 8.5% increase in relation to the previous quarter, due mainly to the better results from cash management and investment banking services. Non-interest expenses totaled R$ 234 million, a 66.9% increase in relation to third quarter. Frequently, we reasses the profile and potential of the customers of our segments.

As a result of this reassessment, we reallocate customers to the most suitable segment and managerially determine the results of this transfer among the segments. In the case of the Itaú BBA segment, the managerial effect of this reallocation was an expense of R$ 74 million, classified in non-interest expenses, which basically explains the increase to be seen in this item, in relation to the previous quarter. Itaú BBA's pro forma net income amounted to R$ 379 million in the fourth quarter, an increase of 32.2% in relation to the previous quarter.

Itaucred

In 2005, credit granted for vehicle financing and leasing added up to R$ 11,512 million, an increase of 83.5% in relation to 2004. Our Itaucred segment has been showing growth far higher than the market average, thanks to the use of commercial tools that came from the operations incorporated in 2003 and 2004, coupled with our own technology. Therefore, the managerial financial margin grew R$ 97 million from one quarter to the next, driven by the growing volume of loan transactions and by the development of products capable of generating larger financial margins. The credit strategies contributed to the R$ 308 million in expenses with loan losses, an increase of 51.3% when compared to the previous quarter, we saw an expansion of R$ 106 million in the balance of excess provision for doubtful loans. The increase in loan and financing transactions was also the main factor responsible for the positive impact of R$ 54 million in banking service fees. The expansion of the network of outlets and the growing use of operational resources meant that non-interest expenses grew R$ 58 million between quarters. Finally, the increase in the volume of transactions resulted in the expansion of expenses for ISS, PIS and COFINS taxes, partly accounting for the R$ 30 million variation to be seen under the heading of 'Others'.

Corporation

The results of the Corporation are basically derived from the financial results connected with the investment of our excess capital, as well as from the occasional occurrence of extraordinary items in the results. Accordingly, the net income of the corporation in the fourth quarter of 2005 amounted to R$ 66 million.

Executive Summary

Fourth Quarter of 2005

The pro forma financial statements of our Itaubanco, Itaú BBA, Itaucred and Corporation segments, as follow, are based on managerial information and reflect more accurately the performance of our various business units. Between the fourth and third quarters of 2005, the following variations in the income statements of the segments were to be seen:

PRO FORMA STATEMENT OF INCOME PER SEGMENT

R$ Million

	4th Q./05	3rd Q./05	Variation	4th Q./04
Itaubanco				
Managerial Financial Margin	2,135	2,124	11	2,487
Result from Loan Losses	(671)	(657)	(14)	(259)
Banking Service Fees	1,741	1,653	88	1,627
Non-Interest Expenses [1]	(2,120)	(1,992)	(128)	(2,082)
Income Tax and Social Contribution	(281)	(191)	(90)	(425)
Other [2]	84	(152)	236	(17)
Net Income of Itaubanco (A)	*888*	*785*	*103*	*1,331*
Itaú BBA				
Managerial Financial Margin	554	340	214	379
Result from Loan Losses	127	77	50	27
Banking Service Fees	108	100	8	84
Non-Interest Expenses [1]	(234)	(141)	(94)	(189)
Income Tax and Social Contribution	(119)	(50)	(69)	(70)
Other [2]	(56)	(39)	(17)	10
Net Income of Itaú BBA (B)	*379*	*287*	*92*	*242*
Itaucred				
Managerial Financial Margin	732	635	97	338
Result from Loan Losses	(308)	(203)	(104)	(42)
Banking Service Fees	276	221	54	89
Non-Interest Expenses [1]	(517)	(459)	(58)	(216)
Income Tax and Social Contribution	(23)	(36)	13	(39)
Other [2]	(68)	(38)	(30)	(25)
Net Income of Itaucred (C)	*92*	*120*	*(28)*	*106*
Corporation				
Managerial Financial Margin	230	232	(2)	193
Banking Service Fees	(4)	(3)	(1)	(1)
Non-Interest Expenses [1]	(37)	(14)	(23)	(5)
Income Tax and Social Contribution	34	(21)	55	(7)
Extraordinary Result	-	-	-	(794)
Other [3]	(156)	(34)	(122)	(34)
Net Income of Corporation (D)	*66*	*160*	*(94)*	*(648)*
NET INCOME of ITAÚ (A)+(B)+(C)+(D)	*1,425*	*1,352*	*73*	*1,030*

(1) Includes Personnel Expenses, Other Administrative Expenses, Tax Expenses - CPMF and Other Taxes, and Other Operating Expenses.
(2) Includes the Income from Insurance, Pension Plan and Capitalization Operations, Tax Expenses - ISS, PIS and COFINS, Other Operating Revenues, Non-Operating Income and Profit Sharing.
(3) Includes Result from Doubtful Accounts, Tax Expenses - ISS, PIS and COFINS, Equity in the Earnings of Associated Companies, Other Operating Revenues, Non-Operating Income, Profit Sharing and Minority Interests in Subsidiary Companies.



Banco Itaú Holding Financeira S.A.

Analysis of the Consolidated Performance

Analysis of the Consolidated Net Income

Foreign Exchange and Interest

The fourth quarter of 2005 was marked by the movement of a gradual reduction of the basic interest rate (Selic) by the Central Bank. Accordingly, the basic rate went down from 19.5% p.a. in September 2005 to 18.0% p.a. on December 31, 2005.

The activities of the Central Bank in the foreign exchange market ended up reversing the tendency for the real to appreciate against the US dollar over the last few quarters. Accordingly, at the end of the fourth quarter, the dollar was quoted at R$ 2.3407, whereas on September 30, 2005, the quotation was R$ 2.2222, which corresponds to a 5.3% variation in the quarter.

Country risk (EMBI) came to 305 basis points at the end of the quarter, an 11.3% decrease when compared with the level reached in the previous quarter. This variation evidences the significant improvement taking place in the perception of risk over the quarter.

Macroeconomic Indices

	4th Q./05	3rd Q./05	4th Q./04	2005	2004
EMBI Brazil	305	344	383	305	383
CDI	4.3%	4.7%	4.0%	19.0%	16.2%
Exchange Rate	5.3%	-5.5%	-7.1%	-11.8%	-8.1%
Exchange Rate (Quotation in R$)	2.3407	2.2222	2.6544	2.3407	2.6544
IGPM	1.0%	-1.5%	2.0%	1.2%	12.4%
Savings (TR + 6% p.a.)	2.1%	2.4%	2.0%	9.2%	8.1%

Net income in the fourth quarter of 2005

We achieved consolidated net income of R$ 1,425 million in the fourth quarter of 2005. This result is equivalent to a 5.4% increase over the net income achieved in the previous quarter and corresponds to an annualized return on average equity of 42.5%. It is important to point out that for the fourteenth consecutive quarter the annualized return on average equity has remained above the rate of 30%.

The balance of equity, disregarding the portion of the minority interests, totaled R$ 15,560 million at December 31, 2005, growing 2.2% in relation to the previous quarter. Our total balance of assets added up to R$ 151,241 million, growing 4.5% in comparison with the previous quarter. The return on total average assets (ROA) reached the level of 3.9% p.a. at the end of the year.

Our solvency ratio (Basel) reached the rate of 17% in December 2005, showing a reduction of 0.6 percentage points in relation to the third quarter of the year. This fall is basically associated with changes in weighted assets - linked, in turn, to the growth of the loan portfolio - as well as with the distribution of interest on own capital and the acquisition of the Bank's own shares for treasury.

In the fourth quarter of 2005, the advance of business connected with consumer finance, credit card transactions, and loans to micro and small businesses continued to cause a major impact on our performance, generating an important contribution to results. At the end of the period, loan assets corresponded to 40.1% of the total of the Bank's assets, compared to 38.4% share in the previous quarter, which evidences a remarkable alteration in the asset mix that the Bank has been going through in the last few quarters.

The total balance of the credit portfolio, including endorsements and guarantees, enjoyed a solid growth of 10.0% in the period, adding up to R$ 67,756 million at December 31, 2005.

Our transactions aimed at individual customers once again stood out, with a 12.1% rise in the balance of loans, to a total of R$ 28,691 million.

Driven by the seasonal increase in commercial business that characterizes the last quarter of the year, the balance of credit card transactions grew 21.8% in the quarter, reaching R$ 7,216 million. It was, however, the automobile finance portfolio that showed the greatest absolute growth in the period, reaching R$ 11,155 million at the end of the quarter, which corresponds to an increase of R$ 1,699 million in relation to the balance of the previous quarter. On the other hand, the personal credit portfolio came to R$ 10,320 million, suffering the impact of the settlement of transactions (particularly loans in current account), associated mainly with the receipt of the thirteenth month salary, together with the application of greater selectivity in granting credit. This meant that the increase was limited to 1.1%, in relation to the balance of the previous quarter.

The balance of our portfolio of loans to businesses showed an increase of 8.8% in the quarter, adding up to R$ 34,524 million. The volume of credit granted to micro, small and medium business customers increased 11.2% in the period, to reach R$ 12,784 million. Likewise, loan transactions with large companies grew 7.4% in the quarter, totaling R$ 21,740 million. This increase is partly associated with the exchange rate variation occurring in the period. Even though, the local currency loans to large companies showed a significant increase, reaching R$ 13,820 million, compared to a balance of R$ 13,070 million in the previous quarter.

Composition of Credit Portfolio



Analysis of the Consolidated Net Income

The strong expansion in loan transactions and financings has introduced a significant alteration in our sources of revenue, bringing an important contribution to the financial margin and to banking service fees. The net effects of the strategy for granting credit can be observed in the table below, in which we show the adjusted banking profit, made up of the managerial financial margin of banking transactions and of the banking service fees generated by the credit and credit card transactions, net of PIS and COFINS tax expenses and the adjusted result of doubtful loans.

In the fourth quarter of 2005, the adjusted banking profit amounted to R$ 3,240 million, growing R$ 280 million in relation to the previous quarter. The rate obtained by dividing the adjusted banking profit by the average balance of the loan portfolio was 23.1% p.a. in the fourth quarter, which corresponds to a considerable rise in relation to the rate of 22.7% p.a. obtained in the previous quarter.

Contribution of the Change of Mix of the Credit Portfolio

R$ Million

	4th Q./05	3rd Q./05	2nd Q./05	1st Q./05	2005
Managerial Financial Margin - Banking Operations (A)	3,351	3,104	2,956	2,607	12,017
Banking Service Fees with Operations of Credit and Credit Cards (B)	888	770	732	684	3,074
Taxes Expenses for PIS and COFINS (C)	(197)	(180)	(171)	(153)	(702)
Banking Product (D = A + B + C)	**4,042**	**3,694**	**3,516**	**3,138**	**14,390**
Adjustment 1 - Results from Loan and Lease Losses (E)	(971)	(784)	(491)	(594)	(2,840)
Adjustment 2 - Revision of Classification - Operations with Real Estate Security(F)	-	-	(135)	-	(135)
Adjustment 3 - Exceeding Provision (G)	170	50	-	150	370
Results from Loan and Lease Losses Adjusted (H = E + F + G)	**(801)**	**(734)**	**(626)**	**(444)**	**(2,605)**
Banking Product Adjusted (I = D + H)	**3,240**	**2,960**	**2,890**	**2,694**	**11,785**
Average of the Operations of Credit (*) (J)	**56,124**	**52,252**	**50,122**	**47,754**	**51,702**
PB Líquido / Média das Op. de Crédito anualizado (I/J)	**23.1%**	**22.7%**	**23.1%**	**22.6%**	**22.8%**

	4th Q./04	3rd Q./04	2nd Q./04	1st Q./04	2005
Managerial Financial Margin - Banking Operations (A) (**)	2,254	2,309	2,098	2,040	8,701
Banking Service Fees with Operations of Credit and Credit Cards (B)	613	490	458	415	1,976
Taxes Expenses for PIS and COFINS (C)	(133)	(130)	(119)	(114)	(496)
Banking Product (D = A + B + C)	**2,733**	**2,669**	**2,437**	**2,341**	**10,180**
Adjustment 1 - Results from Loan and Lease Losses (E)	(274)	(256)	(206)	(199)	(935)
Adjustment 2 - Revision of Classification - Operations with Real Estate Security(F)	-	-	0	-	0
Adjustment 3 - Exceeding Provision (G)	0	0	-	94	94
Results from Loan and Lease Losses Adjusted (H = E + F + G)	**(274)**	**(256)**	**(206)**	**(105)**	**(841)**
Banking Product Adjusted (I = D + H)	**2,459**	**2,413**	**2,231**	**2,236**	**9,339**
Average of the Operations of Credit (*) (J)	**44,695**	**42,126**	**39,107**	**37,195**	**40,932**
PB Líquido / Média das Op. de Crédito anualizado (I/J)	**22.0%**	**22.9%**	**22.8%**	**24.1%**	**22.8%**

(*) Average balance of credit portifolio net of *nonperforming* operations.
(**) Managerial Financial Margin adjusted excluding nonrecurring itens amount R$ 612 million in 4th Quarter/04.

The impacts arising from our strategy of directing credit towards products capable of generating a greater managerial financial margin can be better understood by means of the graphs below, created by using public information from the brazilian central bank.

The graph on the left shows the historical changes in average spread and nonperformance in the personal credit market. The fall to be seen in the level of nonperformance and the reduction in the average spread coincide with the large scale introduction of the consignment credit products into the personal credit market. These products offer a low risk of nonperformance - although lower spreads - and have shown significant expansion in the market, gaining relevance

significance in banks' loan portfolios.

The graph on the right, in turn, shows a comparison between our mix and the mix of the market in 2004 and 2005. We can see that the relative volume of consignment credit in our portfolio has been growing, although to a lesser extent than the average of the market. This occurs because of our strategic decision to prioritize the products with greater spreads.

Accordingly, this significant differentiation in mix results in a greater capacity for generating revenues and, simultaneously, in a higher level of provisioning to meet the credit risk. We also believe that the positive contribution from this strategy to our results can be magnified in a scenario of decreasing interest rates.

Evolution of Average Spread and Delinquency Personal Loans Market (*)



(*) Source: Banco Central do Brasil. Delinquency considering operations overdue for more than 90 days.

Share of Payroll Loans in Credit Portifolio - Itaú x Market (*)



(*) Source: Banco Central do Brasil.

Analysis of the Consolidated Net Income

Managerial Financial Margin

In the fourth quarter of 2005, our managerial financial margin reached R$ 3,650 million, a 9.6% increase in relation to the managerial financial margin of the previous quarter. The significant growth in the volume of credit, together with the change in its mix, continued to be the main pillar of the rise in the managerial financial margin, generating an increase of R$ 223 million in the financial margin of loans in the period. Furthermore, the favorable macroeconomic environment and the consequent reduction in the risk of greater volatility in the financial markets led to the reversal of R$ 30 million from the balance of the addition at provision to cover risks of present and future swings in the quotations of securities. These factors contributed towards the financial margin of the banking transactions showing an increase of R$ 247 million in relation to the previous period, to total R$ 3,351 million in the fourth quarter of 2005.

Likewise, the performance of our treasury was positive in the last quarter of the year, increasing by R$ 86 million the managerial financial margin of treasury, which reached R$ 134 million. Contributions to this result came from the strategy adopted for the Brazilian local debt and foreign exchange markets, simultaneously with the positions taken up in the international sovereign debt market.

Finally, the R$ 13 million reduction in the financial margin of the management of the foreign exchange risk of the investments abroad - net of tax effects - was caused by the fall in the CDI interest rate in the period.

Due to the combination of the factors described above, the annualized rate of the managerial financial margin of the fourth quarter reached 14.3%, showing significant progress in relation to the rate of 13.5% achieved in the previous quarter.

Managerial Net Interest Margin Analysis

R$ Million

	4th Q./05	3rd Q./05	2005	2004
Managerial Financial Margin (A)	**3,650**	**3,331**	**13,272**	**10,634**
Average Balance from Operations (B)	**102,422**	**98,794**	**97,781**	**84,254**
Average Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities - Money Market Funding - Derivative Financial Instruments	33,682	34,271	33,970	33,644
Average Interbank and Interbranch Accounts	12,856	12,556	12,326	9,872
Average Net Foreign Exchange Portfolio	(240)	(284)	(217)	(194)
Average Net Loans (*)	56,124	52,252	51,702	40,932
Managerial Net Interest Margin = A/B	**14.3%**	**13.5%**	**13.6%**	**12.6%**

Obs: The average balance for the arithmetical average of the balance on the last day of both the current quarter and the previous quarter. The average balance is the arithmetical average of the last day of the five previous quarters ((Dec + Mar + Jun + Sep + Dec) / 5).

(*) Average Loan and Leasses net of *nonperforming* Loans.

Analysis of the Consolidated Performance

Results for Loan and Lease Losses

Analysis of Results from Possible Loan Losses

R$ Million

	4th Q./05			3rd Q./05		
	Individuals	**Businesses**	**Total**	**Individuals**	**Businesses**	**Total**
(Increase)/Generic Reversal	(128)	(26)	(155)	(100)	(55)	(155)
(Increase)/Specific Reversal	(777)	(115)	(892)	(722)	(148)	(870)
Subtotal (Increase)/Reversal	**(905)**	**(141)**	**(1,047)**	**(822)**	**(203)**	**(1,024)**
Exceeding Provision			(170)			(50)
Expenses for Provision for Loan Losses			**(1,217)**			**(1,074)**
Credits Recoveries and Renegotiated			246			291
Result from Loan Losses			**(971)**			**(784)**

In the fourth quarter of 2005, our expense for the provision for doubtful loans amounted to R$ 1,217 million, which is equivalent to an increase of 13.3% in relation to the expenses of the previous quarter. Of this total, R$ 170 million is associated with the setting up of provisions in excess of the minimum required by the supervisory authority of the banking business in Brazil. The reinforcement to the balance of the excess provision has the objective of allowing any possible increases in the level of nonperformance occasioned by a reversal in the economic cycle to be absorbed. Its quantification is based on the history of loan portfolios in periods of economic crisis. Accordingly, the balance of the excess provision for doubtful loans totaled R$ 1,370 million at December 31, 2005, a 14.2% increase in relation to September.

Disregarding the impact associated with setting up excess provisions, it can be seen that the expense connected with the setting up of general and specific provisions had a variation of 2.2% between the periods, adding up to R$ 1,047 million in the fourth quarter.

The significant expansion in the consumer finance portfolio and the growth in overdue loans increased by 10.2% the expense on setting up provisions for the credit risk on transactions with individual customers, which totaled R$ 905 million. This increase was partly offset by a 30.4% reduction in the expense associated with the credit risk from business customers, which added up to R$ 141 million in the quarter.

The recovery of loans written off as a loss totaled R$ 246 million, after an intense effort in collection that we made in December amongst retail customers, taking advantage of the entry of funds from the 13th month salary into the economy.

Our commercial focus on credit products with greater margins - that at the same time bring a higher credit risk - meant that the level of nonperforming loans showed a slight rise in the quarter, reaching 3.5%, compared to the previous period's level of 3.3%.

Coverage Ratio (*)



(*) Provision for Loans and Lease Losses / Total Non Performing Loans

Non Performing Loans

R$ Million

	Dec 31, 05	Sep 30, 05	Jun 30, 05
Total Non Performing Loans (a)	2,137	1,824	1,593
Provision for Loan and Lease Losses	(4,107)	(3,656)	(3,242)
Credit Portfolio (b)	60,636	55,573	52,348
NPL Ratio [(a) / (b)] x 100	3.5%	3.3%	3.0%

(a) Loans overdue for more then 60 days and without generation of revenues on the accrual.
(b) Endorsements an Sereties not included.

Analysis of the Consolidated Performance

The surplus of the provision for doubtful loans in relation to the whole amount overdue in the portfolio increased R$ 93 million in the period, to reach R$ 149 million.

Abnormal Portfolio (*)

R$ Million

	Dec 31, 05	Sep 30, 05	Jun 30, 05
Abnormal Portfolio	3,959	3,600	3,185
Total Allowance	(4,107)	(3,656)	(3,242)
Excess of Allowance	149	56	57

(*) Abnormal Portfolio is the total of installments overdue for more than 15 days.

Movements of Credit Portfolio

R$ Million

	4th Q./05			3rd Q./05		
	Individuals	Businesses	Total	Individuals	Businesses	Total
Previous Balance	**27,398**	**28,175**	**55,573**	**24,707**	**27,641**	**52,348**
New Contracts	9,581	14,984	24,565	8,227	14,433	22,660
Accrual/ Movements	(1,255)	(1,131)	(2,386)	(1,461)	(1,931)	(3,392)
Settlement	(4,480)	(11,867)	(16,347)	(3,501)	(11,886)	(15,387)
Write-off	(671)	(98)	(768)	(575)	(81)	(656)
Final Balance	**30,573**	**30,063**	**60,636**	**27,398**	**28,175**	**55,573**

Movements of Provision for Loan Losses

R$ Million

	4th Q./05				3rd Q./05			
	Individuals	Businesses	Exceeding Allowance	Total	Individuals	Businesses	Exceeding Allowance	Total
Previous Balance	**(1,772)**	**(686)**	**(1,200)**	**(3,656)**	**(1,525)**	**(568)**	**(1,150)**	**(3,242)**
New Contracts	(628)	(180)	-	(808)	(476)	(322)	-	(798)
Risk Level Transfer	(719)	(123)	-	(842)	(683)	(61)	-	(744)
Accrual/ Movements	(497)	(99)	-	(596)	26	14	-	41
Settlement	939	260	-	1,199	311	166	-	477
Exceeding Allowance	-	-	(170)	(170)	-	-	(50)	(50)
Total	(905)	(142)	(170)	(1,217)	(822)	(203)	(50)	(1,074)
Write-off	671	98	-	768	575	81	-	656
Exchange Variation on the Provision Balance Abroad	-	(3)	-	(3)	-	4	-	4
Final Balance	**(2,006)**	**(733)**	**(1,370)**	**(4,107)**	**(1,772)**	**(686)**	**(1,200)**	**(3,656)**

Analysis of the Consolidated Performance

Banking Service Fees

R$ Million

	4th Q./05	3rd Q./05	VARIATION
Resources Management	**430**	**445**	**(14)**
Mutual Fund Management Fees	415	430	(15)
Income from Administration of Consortium	16	15	0
Current Account Services	**375**	**351**	**24**
Credit Operations and Guarantees Provided	**371**	**320**	**51**
Credit Operations	349	300	48
Income from Guarantees Provided	23	20	3
Collection Services	**220**	**216**	**4**
Collection	107	103	4
Interbank Fees (Bills, Checks and Documents)	51	51	1
Tax Collection	62	63	(1)
Credit Cards	**539**	**470**	**69**
Others	**185**	**169**	**16**
Foreign Exchange Services	6	7	(1)
Brokerage Services	44	34	10
Income from Inquiries of the Serasa Databases	66	47	19
Custody Services and Managed Portfolios	19	19	0
Other Services	49	62	(12)
Total	**2,121**	**1,971**	**150**

In the fourth quarter of 2005, Banking Service Fees totaled R$ 2,121 million, representing a R$ 150 million growth compared to R$ 1,971 million in the prior quarter.

Banking Service Fees showed a coverage index to Personal expenses of 202.3% in the fourth quarter of 2005, a significant increase against 185.8% in the third quarter. Banking Service Fees to Non-Interest Expenses showed a coverage index of 72.7%, against 76.3% in the previous quarter.

The increase in Banking Service Fees was driven by Credit Transactions, which increased by 16.0%, totaling R$ 349 million in the fourth quarter. This change was brought about by the higher volume of leasing, vehicle and retail sales financing.

The R$ 15 million reduction in Revenues from Fund Management, which is detailed in the segment analysis, is attributable to the lower number of business days in the fourth quarter, impacting management fees.

The growth of 14.7% in revenues from Credit Cards, amounting to R$ 539 million in the period, was mainly driven by the economic upturn typically seen in the fourth quarter, as well as to the increase in the customer base. This growth is discussed in the segment analysis. Current Account Services increased by R$ 24 million, primarily because customers make use of more services as a result of the increased level of economic activity that characterizes the year-end period, rate adjustment and the increased focus of Banco Itaú BBA on the provision of services.

Banking Service Fees Coverage Index over Non-Interest Expenses



(*) Calculated by dividing Banking Service Fees by Personnel Expenses and by Non-Interest Expenses (Personnel Expenses, Others Administrative Expenses, Tax Expenses of CPMF and Others and Other Operating Expenses)

Number of Active Clients(*) and Current Accounts

(Million)



(*) Conceptually, a client (represented by a CPF/CPNJ number) is considered active if there has been one or more transactions in the current account in the last six months or a not null balance in cash deposit.

Analysis of the Consolidated Net Income

Non-Interest Expenses

R$ Million

	4th Q./05	3rd Q./05	Variation 4thQ05-3rdQ05	2005	2004	Variation 2005 - 2004
Personnel Expenses	**1,046**	**1,062**	**(16)**	**4,034**	**3,320**	**715**
Remuneration	607	563	44	2,226	1,881	346
Charges	186	184	2	695	583	112
Social Benefits	156	146	10	588	477	111
Training	17	16	1	58	48	9
Employee Resignation and Labor Claims	82	90	(8)	405	305	99
Single Bonus	(2)	65	(67)	63	25	37
Other Administrative Expenses	**1,422**	**1,245**	**177**	**4,946**	**4,308**	**638**
Data Processing and Telecommunication	320	303	17	1,181	1,077	104
Depreciation and Amortization	179	138	41	613	604	9
Premises	202	183	19	716	569	146
Third-Party Services	239	209	31	832	660	173
Financial System Service	108	92	16	372	323	49
Advertising, Promotions and Publications	132	107	25	385	305	79
Transportation	54	48	6	194	185	9
Materials	48	47	1	165	143	22
Security	38	34	3	138	128	11
Legal and Judicial Suit	20	14	6	74	65	9
Travel Expenses	16	13	3	49	46	4
Others	67	58	9	227	203	24
Other Operating Expenses	**377**	**220**	**157**	**1,141**	**1,164**	**(24)**
Provision for contingencies	83	96	(13)	415	534	(119)
Tax and Social Securities	4	16	(12)	47	139	(92)
Civil Lawsuits	70	80	(10)	333	335	(2)
Others	8	-	8	35	60	(25)
Sales - Credit Cards	64	62	2	250	211	40
Claims	59	54	4	187	83	105
Others	171	8	163	288	337	(49)
Tax Expenses	**65**	**79**	**(14)**	**337**	**241**	**95**
CPMF	41	51	(10)	248	168	80
Other taxes	23	28	(4)	89	73	16
Total Non-Interest Expenses	**2,909**	**2,606**	**303**	**10,457**	**9,033**	**1,424**
(-) Itaucred	(517)	(459)	(58)	(1,628)	(806)	(822)
(-) Vehicle	(160)	(129)	(32)	(530)	(344)	(186)
(-) Credit Cards - Non-Account Holders (*)	(239)	(228)	(11)	(828)	(427)	(401)
(-) Taií	(118)	(103)	(15)	(269)	(35)	(234)
(-) Orbitall (**)	(198)	(129)	(69)	(632)	(270)	(362)
Total Strategic Initiatives	**(715)**	**(588)**	**(127)**	**(2,260)**	**(1,076)**	**(1,184)**
Total Non-Interest Exp. w/o effect of Strategic	**2,194**	**2,018**	**176**	**8,198**	**7,958**	**240**

(*)   Annual change influenced by the increased interest in Credicard, from 33% to 50%.
(**) Annual change influenced by the increased interest in Orbitall, from 33% to 100%.

Non-interest expenses added up to R$ 2,909 million in the fourth quarter of 2005. Compared to the R$ 2,606 million of the prior quarter, the R$ 303 million increase is attributable to the increased number of employees, points of service and volume of transactions.

Of this change, R$ 58 million are due to the Itaucred segment, including Itaucred Veículos, Credit Cards - Non-Account Holders, and Taií, with R$ 32 million, R$ 11 million and R$ 15 million, respectively.

Total non-interest expenses for this segment went from R$ 459 million in the third quarter to R$ 517 million in the fourth quarter of 2005, with a 27.1% growth in the number of service points.

In the same period, changes in Orbitall increased from R$ 129 million to R$ 198 million - a R$ 69 million change - primarily as a result of sales efforts.

Together, our new strategic ventures, Itaucred and Orbitall, accounted for a 41.9% increase (R$ 127 million) quarter-on-quarter.

Total non-interest expenses, excluding the effect of the recent strategic initiatives, increased by 8.7%, from R$ 2,018 million to R$ 2,194 million.

Personnel Expenses

Personnel expenses did not change in line with total expenses, but rather decreased by R$ 16 million in the fourth quarter compared to the third quarter.

Such decrease was due to the single payment of a R$ 1,700.00 bonus per employee in September 2005.

Salaries, Charges and Social Benefits expenses grew quarter-on-quarter, as a result of both the 6.0% salary rise under the collective labor agreement effective September 2005, and the hiring of 1,490 new employees, of which 566 are sales promoters. At December 31, 2005 we had a total of 51,036 employees, compared to 49,546 in the third quarter. Our new strategic ventures accounted for 64.0% of such increase, with 954 new employees.

Non-Interest Expenses



Analysis of the Consolidated Net Income

Other Administrative Expenses

The second expense group - Other Administrative Expenses - totaled R$ 1,422 million in the fourth quarter of 2005, representing a R$ 177 million increase from the previous quarter.

The most significant changes include R$ 41 million for Depreciation and Amortization, due to the total depreciation of items worth less than R$ 3,000.00 in Itaú, and also, for the first time such depreciation was recorded in a number of foreign companies, including Itaú BBA, Credicard and Orbitall.

Our recent strategic ventures had a significant impact on certain expenses, bringing about increased costs in the fourth quarter of 2005. Such impacts were seen on Data Processing and Telecommunications, Third-Party Services, in particular telemarketing, as well as Advertising, Promotions and Printing, as a result of sales efforts.

Other expenses, such as Utilities, are seasonal in nature and tend to concentrate around the end of the year. Branch maintenance and upkeep expenses also increased by R$ 10 million.

Other Operating Expenses

In the fourth quarter of 2005, Other Operating Expenses amounted to R$ 377 million, increasing by R$ 157 million. Such change was due to the acquisition of rights to handle the São Paulo Municipality payroll, tax collection agreements entered into with the States of Rio de Janeiro, Minas Gerais and Goiás, accelerated amortization of the Banestado Technical Cooperation Agreement, and adjustments to payments made in connection with the association with Itaú BBA.

Tax Expenses for CPMF and Other Taxes

Tax Expenses for CPMF and Other Taxes decreased by R$ 10 million quarter-on-quarter, totaling R$ 41 million in the last quarter of 2005. The higher amount in the third quarter of 2005 is attributable to payments of Interest on Own Capital and Dividends, as well as CPMF on Itauleasing debenture transactions.

Efficiency Ratio

The efficiency ratio has remained virtually unaltered since the fourth quarter of 2004, despite the development of Strategic Ventures, testifying to our strict cost control efforts.

Number of Employees (*) (**)(***)



FIT: Personnal Loan Stores Operation
FIC: Itaú CDB Financial Company
(*) Includes Orbitall and Intercap bank's sales promotion company since Dec/04.
(**) Includes FIC which is 100% consolidated, despite the fact that Itaú's share in it is 50%.
(***) Credicard Banco, where Itaú's share is 50% , is not included. In Dec.05 this company had 448 employees.

Efficiency Ratio



$$\text{Efficiency Ratio} = \frac{\text{Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses for CPMF and Others)}}{\text{(Net Interest Income + Banking Service Fees + Partial Result of Insurance, Capitalization and Pension Plans + Other Operating Income - Tax Expenses of PIS/COFINS/ISS)}}$$

Volume of Self-Service Transactions

(Quantity in million)

| Period | ATM | | | Contact Centre | | Home & Office Banking | | | Total |
	Usual Transaction	Warning (*)	Automated Programmed Debit	Interactiv Voice Response	Costumer Service Agent	PC Banking	Internet	Purchase Using Debit Card	
2002	946	192	284	179	52	38	306	89	2,086
2003	1,033	586	302	188	53	13	427	121	2,723
2004	1,074	692	322	170	48	0	525	158	2,987
2005	1,108	656	375	173	67	-	646	203	3,228
1st Q./05	277	156	88	43	16	-	149	45	773
2nd Q./05	272	158	92	43	17	-	157	46	784
3rd Q./05	274	167	96	42	17	-	168	51	815
4th Q./05	285	175	99	46	17	-	172	61	855

(*) Transaction through warning screen on ATM.

Analysis of the Consolidated Net Income

Network Evolution (*)



(*) Includes Banco Itaú Buen Ayre and Banco Itaú BBA. Not includes Taií.

We provide our customers with a network comprised of 25,197 service points as of December 2005, an addition of 565 points from September of that year. ATMs totaled 22,023 throughout the country and abroad. Our branches and PABs increased by 94 in the fourth quarter to reach 3,174 units.

In the consumer credit segment, the financing company Taií offers 130 points of service on a standalone basis and 308 points in association with Companhia Brasileira de Distribuição - CBD (FIC).

Internet Banking Clients

(In million)



- Clients who used the service during the month
- Registered clients

Approximately 1.9 million customers accessed Internet Banking during December 2005, a slight increase from September of the same year. At the end of the year, the number of registered customers was 4.2 million.

Other Operational Revenues

Other operational revenues added up to R$ 260 million in the fourth quarter of 2005 and grew significantly in relation to the previous quarter. This increase is basically due to the effects arising from the termination of the partnership contract entered into between us and America Online Latin America Inc. (AOLA). Our financial statements showed a remaining balance, recording in the Other Sundry Liabilities, connected with amounts received in advance by virtue of our contract with AOLA for the provision of services. These amounts had been accrued to income as and when the spending on the services contracted was carried out. With the termination of the contract authorized by the courts of the United States, we recognized in full the remaining amount of R$ 120 million referring to these funds (please see Explanatory Note 20 of

the Consolidated Financial Statements).

Tax Expenses for ISS, PIS and COFINS

Our ISS, PIS and COFINS tax expenses totaled R$ 442 million, growing 18.7% in relation to the previous quarter. The R$ 6 million increase in ISS occurred because of the increase in revenues subject to the levying of this tax, while the R$ 64 million increase in PIS and COFINS was due mainly to the taxation of revenue from Interest on Own Capital, referring to the payment made amongst companies of the conglomerate.

Income Tax and Social Contribution

Net expenditure with Income Tax and Social Contribution and Net Income in the fourth quarter of 2005 added up to R$ 388 million, an increase of 30.8% in relation to the previous quarter. The increase in this expense is associated with the growth of operating income, as well as to the reduction in the deduction of expenses with Interest on Own Capital.

R$ Million

	4th Q./05	3rd Q./05	Variation
Income before Income Tax and Social Contribution	**1,951**	**1,985**	**(34)**
Income Tax and Social Contribution at the rates of 25% and 9%, respectively, (A)	**(663)**	**(675)**	**12**
(Inclusions) Exclusions and Others (B)	**324**	**134**	**190**
Exchange Variation on Investments Abroad	101	(118)	219
Interest on Own Capital	184	212	(28)
Others	40	40	0
Sub Total (C) = (A) + (B)	**(339)**	**(541)**	**202**
Exclusion of Exchange Variation on Investments Abroad (D)	2	(4)	6
Exclusion of Tax Effects from Hedge of Investments Abroad (E)	(51)	248	(300)
Income Tax and Social Contribution (C)+(D)+(E)	**(388)**	**(297)**	**(91)**

At the end of the period, the tax credits corresponded to 31.9% of the balance of net equity. The 2.9 percentage point reduction observed in this ratio is basically associated with the consumption of tax credits referring to tax losses and to the greater tax deduction of losses with loan transactions.

Tax Credits x Stockholders' Equity (%)





Banco Itaú Holding Financeira S.A.

Pro Forma Financial Statements

Pro Forma Financial Statements

Allocated Capital

The pro forma financial information has been adjusted in such a way as to evidence the impacts associated with the allocation of capital, using a proprietary model that takes into consideration the credit, market and operational risks, without failing to consider the regulatory model and the level of fixed assets.

This has made it possible to determine the Risk-Adjusted Return on Capital - RAROC, which corresponds to a measure of performance that is consistently adjusted to the capital needed to support the risk from the asset positions assumed.

The adjustments made to the balance sheet and to the income statement for the year are based on management information from the business units.

The 'Corporation' column shows the results associated with excess capital and subordinated debt, as well as equity in the earnings of companies that are not related to each one of the segments. Furthermore, the minority interests in subsidiary companies and extraordinary items were allocated to the 'Corporation' column.

The tax effects of the payment of Interest on Own Capital for each segment were reversed out and subsequently reallocated to each segment in proportion to the amount of Tier I capital, while the financial statements were adjusted to replace net equity with funding at market prices. The financial statements were then adjusted to incorporate the revenues arising from the allocated capital. Finally, the cost of subordinated debt and the respective remuneration at market prices were allocated proportionally to the segments, according to the allocated Tier I capital.

The diagram below shows the alterations made to the financial statements so as to reflect the allocation of capital.

Adjustments to the Financial Statements



Return on Stockholders' Equity
Net Income
Stockholders' Equity
Adjusts in the Financial Statements to replace the net book value of Stockholders' Equity and Subordinated Debt by funding at market prices.
The financial statements were adjusted to include allocated capital (Tier I and II) based on proprietary model, as well as its revenues (CDI) and expenses (cost of subordinated debt).
Return on Allocated Tier I Capital
Net Income
Allocated Tier I Capital

Pro Forma Financial Statements by Segment

We set out below pro forma financial statements for Itaubanco, Itaú BBA and Itaucred that make use of management information generated by the in-house models, in such a way as to reflect more accurately the performance of the business units.

On December 31, 2005

R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**113,673**	**43,205**	**15,852**	**3,911**	**148,367**
Cash and Cash Equivalents	1,967	117	-	0	2,085
Short-term Interbank Deposits	33,498	13,280	-	838	22,877
Short-term Interbank Deposits - Intercompany	15,582	8,488	-	-	-
Other	17,916	4,792	-	838	22,877
Securities	22,716	10,124	-	2,317	33,128
Interbank and Interbranch Accounts	13,696	75	-	0	13,707
Loans	25,810	18,015	16,811	-	60,636
(Allowance for Loan Losses)	(2,657)	(342)	(1,109)	-	(4,107)
Other Assets	18,643	1,936	150	756	20,042
Permanent Assets	**2,135**	**51**	**103**	**585**	**2,875**
TOTAL ASSETS	**115,808**	**43,256**	**15,955**	**4,497**	**151,241**

R$ Million

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**108,147**	**38,916**	**14,267**	**1,432**	**134,487**
Deposits	50,761	20,664	-	-	50,520
Deposits - Intercompany	4,712	15,582	-	-	-
Other	46,049	5,082	-	-	50,520
Securities Repurchase Agreements	10,415	3,992	11,569	-	22,031
Securities Repurchase Agreements - Intercompany	3,776	-	-	-	-
Other	6,639	3,992	11,569	-	22,031
Funds from Acceptances and Issue of Securities	5,039	438	-	-	4,961
Interbank and Interbranch Accounts	846	261	-	-	1,043
Borrowings	2,147	6,959	51	-	9,156
Derivative Financial Instruments	1,261	2,560	-	17	2,436
Other Liabilities	23,038	4,043	2,648	1,415	29,701
Technical Provisions	14,640	-	-	-	14,640
Deferred Income	**59**	**12**	**-**	**-**	**71**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**1,124**	**1,124**
Allocated Capital Level I	**7,603**	**4,328**	**1,688**	**1,941**	**15,560**
TOTAL LIABILITIES	**115,808**	**43,256**	**15,955**	**4,497**	**151,241**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement by Segment

R$ Million

4rd Quarter/05	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	**2,135**	**554**	**732**	**230**	**3,650**
• Banking Operations	2,080	304	732	235	3,351
• Treasury	(67)	206	-	(5)	134
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	121	44	-	-	165
Result from Loan Losses	**(671)**	**127**	**(308)**	**(119)**	**(971)**
Provision for Loan and Lease Losses	(860)	(14)	(344)	-	(1,217)
Credits Recoveries and Renegotiated	189	140	36	(119)	246
Net Income from Financial Operations	**1,464**	**680**	**424**	**111**	**2,679**
Other Operating Income / (Expenses)	**(200)**	**(151)**	**(305)**	**(59)**	**(715)**
Banking Service Fees	1,741	108	276	(4)	2,121
Partial Result of Insurance, Capitalization and Pension Plans	218	-	0	-	218
Non-Interest Expenses	(2,120)	(234)	(517)	(37)	(2,909)
Taxes Expenses for ISS, PIS and COFINS	(262)	(29)	(95)	(56)	(442)
Equity in the Earnings of Associated Companies	-	-	-	38	38
Other Operating Income	224	4	31	1	260
Operating Income	**1,264**	**530**	**119**	**51**	**1,964**
Non-Operating Income	9	0	1	(0)	10
Income Before Tax	**1,274**	**530**	**119**	**51**	**1,974**
Income Tax and Social Contribution	**(281)**	**(119)**	**(23)**	**34**	**(388)**
Extraordinary Results	**-**	**-**	**-**	**-**	**-**
Profit Sharing	**(105)**	**(32)**	**(5)**	**(2)**	**(144)**
Minority Interests	**-**	**-**	**-**	**(17)**	**(17)**
Net Income	**888**	**379**	**92**	**66**	**1,425**
(RORAC) - Return over Level I Allocated Capital	**56.1%**	**42.5%**	**25.2%**	**12.8%**	**42.5%**
Efficiency Ratio	**52.3%**	**36.8%**	**54.8%**	**22.0%**	**50.1%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements by Segment

On September 30, 2005

R$ Million

ASSETS	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Assets	**115,554**	**43,706**	**13,749**	**4,153**	**141,873**
Cash and Cash Equivalents	2,010	43	-	0	2,053
Short-term Interbank Deposits	36,911	16,038	-	1,067	23,176
Short-term Interbank Deposits - Intercompany	18,173	11,641	-	-	-
Other	18,739	4,397	-	1,067	23,176
Securities	21,606	9,126	-	2,774	30,830
Interbank and Interbranch Accounts	11,995	49	-	0	12,006
Loans	24,294	17,135	14,143	-	55,573
(Allowance for Loan Losses)	(2,852)	(277)	(526)	-	(3,656)
Other Assets	21,590	1,592	132	312	21,892
Permanent Assets	**2,077**	**59**	**97**	**565**	**2,798**
TOTAL ASSETS	**117,632**	**43,765**	**13,845**	**4,718**	**144,671**

R$ Million

LIABILITIES	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Current and Long-Term Liabilities	**110,144**	**39,887**	**12,328**	**1,266**	**128,337**
Deposits	49,636	21,954	-	-	44,488
Deposits - Intercompany	7,966	18,173	-	-	-
Other	41,670	3,782	-	-	44,488
Securities Repurchase Agreements	10,185	4,117	9,973	-	20,433
Securities Repurchase Agreements - Intercompany	3,675	-	-	-	-
Other	6,510	4,117	9,973	-	20,433
Funds from Acceptances and Issue of Securities	4,915	329	-	-	4,753
Interbank and Interbranch Accounts	2,548	520	-	-	3,030
Borrowings	1,716	6,845	29	-	8,590
Derivative Financial Instruments	1,753	1,889	-	18	1,884
Other Liabilities	25,906	4,233	2,326	1,248	31,673
Technical Provisions	13,486	-	-	-	13,486
Deferred Income	**50**	**9**	**-**	**-**	**60**
Minority Interest in Subsidiaries	**-**	**-**	**-**	**1,045**	**1,045**
Allocated Capital Level I	**7,437**	**3,868**	**1,517**	**2,407**	**15,229**
TOTAL LIABILITIES	**117,632**	**43,765**	**13,845**	**4,718**	**144,671**

Note: The Consolidated figures do not represent the sum of the parts because certain intercompany transactions were eliminated only at the Consolidated level.

Pro Forma Financial Statement by Segment

R$ Million

3rd Quarter/05	Banco Itaú Holding				
	Itaubanco	Itaú BBA	Itaucred	Corporation	Itaú
Managerial Financial Margin	**2,124**	**340**	**635**	**232**	**3,331**
• Banking Operations	1,992	241	635	235	3,104
• Treasury	4	47	-	(3)	49
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	127	51	-	-	178
Result from Loan Losses	**(657)**	**77**	**(203)**	**-**	**(784)**
Provision for Loan and Lease Losses	(767)	(63)	(244)	-	(1,074)
Credits Recoveries and Renegotiated	110	140	41	-	291
Net Income from Financial Operations	**1,467**	**416**	**431**	**232**	**2,547**
Other Operating Income / (Expenses)	**(406)**	**(63)**	**(272)**	**(21)**	**(763)**
Banking Service Fees	1,653	100	221	(3)	1,971
Partial Result of Insurance, Capitalization and Pension Plans	183	-	0	-	183
Non-Interest Expenses	(1,992)	(141)	(459)	(14)	(2,606)
Taxes Expenses for ISS, PIS and COFINS	(281)	(26)	(51)	(14)	(372)
Equity in the Earnings of Associated Companies	-	-	-	17	17
Other Operating Income	32	4	17	(7)	45
Operating Income	**1,061**	**353**	**159**	**211**	**1,784**
Non-Operating Income	3	1	1	0	5
Income Before Tax	**1,065**	**354**	**160**	**211**	**1,789**
Income Tax and Social Contribution	**(191)**	**(50)**	**(36)**	**(21)**	**(297)**
Extraordinary Results	**-**	**-**	**-**	**-**	**-**
Profit Sharing	**(89)**	**(17)**	**(4)**	**(2)**	**(112)**
Minority Interests	**(0)**	**-**	**-**	**(28)**	**(28)**
Net Income	**785**	**287**	**120**	**160**	**1,352**
(RORAC) - Return over Level I Allocated Capital	**49.2%**	**34.7%**	**39.5%**	**27.3%**	**40.8%**
Efficiency Ratio	**53.7%**	**33.7%**	**55.9%**	**6.7%**	**50.5%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Banco Itaú Holding Financeira S.A. Itaú

Pro Forma Financial Statements by Subsegment

Pro Forma Balance Sheet and Income Statement by Subsegment

Set out below are the pro forma financial statements of the Banking; Credit Cards - Current Account Holders; and Insurance, Pension Plan and Capitalization; and Asset Management and Managed Portfolio subsegments of Itaubanco, adjusted so as to reflect the impacts associated with the allocation of capital in each one of these subsegments.

On December 31, 2005

R$ Million

ASSETS	Itaubanco			
	Branch Banking	Credit Cards - Accounting Holders	Insurance, Pension and Capitalization	Consolidated
Current and Long-Term Assets	**90,308**	**6,266**	**17,100**	**113,673**
Cash and Cash Equivalents	1,873	73	21	1,967
Short-term Interbank Deposits	32,743	755	-	33,498
Securities	6,552	721	15,444	22,716
Interbank and Interbranch Accounts	13,696	-	-	13,696
Loans	22,193	3,616	-	25,810
(Allowance for Loan Losses)	(2,528)	(128)	-	(2,657)
Other Assets	15,778	1,230	1,635	18,643
Permanent Assets	**1,771**	**157**	**207**	**2,135**
TOTAL ASSETS	**92,079**	**6,422**	**17,307**	**115,808**

R$ Million

LIABILITIES	Itaubanco			
	Branch Banking	Credit Cards - Accounting Holders	Insurance, Pension and Capitalization	Consolidated
Current and Long-Term Liabilities	**86,372**	**5,761**	**16,014**	**108,147**
Deposits	50,761	-	-	50,761
Securities Repurchase Agreements	10,415	-	-	10,415
Funds from Acceptances and Issue of Securities	5,039	-	-	5,039
Interbank and Interbranch Accounts	846	-	-	846
Borrowings	2,005	142	-	2,147
Derivative Financial Instruments	1,261	-	-	1,261
Other Liabilities	16,044	5,619	1,374	23,038
Technical Provisions	-	-	14,640	14,640
Deferred Income	**59**	**-**	**0**	**59**
Allocated Capital Level I	**5,648**	**661**	**1,293**	**7,603**
TOTAL LIABILITIES	**92,079**	**6,422**	**17,307**	**115,808**

Pro Forma Financial Statement by Subsegment

R$ Million

4th Quarter/05	Itaubanco				
	Banking	Credit Cards - Accounting Holders	Insurance, Capitalization and Pension Plans	Portfolio under management and Mutual Funds	Consolidated
NET INTEREST MARGIN	**1,700**	**279**	**156**	**-**	**2,135**
• Banking Operations	1,646	279	156	-	2,080
• Treasury	(67)	-	-	-	(67)
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	121	-	-	-	121
Result from Loan Losses	**(583)**	**(88)**	**-**	**-**	**(671)**
Provision for Loan and Lease Losses	(754)	(106)	-	-	(860)
Credits Recoveries and Renegotiated	171	18	-	-	189
NET INCOME FROM FINANCIAL OPERATIONS	**1,118**	**191**	**156**	**-**	**1,464**
OTHER OPERATING INCOME (EXPENSES)	**(379)**	**27**	**51**	**102**	**(200)**
Banking Service Fees	855	408	47	431	1,741
Transfer to Banking	202	-	-	(202)	-
Result from Op. of Insurance, Capitalization and Pension Plans	12	-	205	-	218
Non-Interest Expenses	(1,497)	(344)	(174)	(106)	(2,120)
Taxes Expenses for ISS, PIS and COFINS	(151)	(58)	(32)	(22)	(262)
Other Operating Income	199	21	4	-	224
OPERATING INCOME	**739**	**218**	**206**	**102**	**1,264**
Non-Operating Income	4	0	5	-	9
INCOME BEFORE TAX	**742**	**218**	**212**	**102**	**1,274**
Income Tax and Social Contribution	**(135)**	**(58)**	**(46)**	**(41)**	**(281)**
Profit Sharing	**(71)**	**(15)**	**(6)**	**(13)**	**(105)**
NET INCOME	**536**	**144**	**160**	**48**	**888**
(ROE) - Return over Level I Allocated Capital	**43.5%**	**134.0%**	**62.7%**		**56.3%**
Efficiency Ratio	**53.1%**	**52.9%**	**45.7%**		**52.3%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Pro Forma Financial Statements by Subsegment

On September 30, 2005

R$ Million

ASSETS	Itaubanco			Consolidated
	Branch Banking	Credit Cards - Accounting Holders	Insurance, Pension and Capitalization	
Current and Long-Term Assets	**94,686**	**5,164**	**15,704**	**115,554**
Cash and Cash Equivalents	1,929	71	10	2,010
Short-term Interbank Deposits	36,327	585	-	36,911
Securities	6,745	694	14,167	21,606
Interbank and Interbranch Accounts	11,995	-	-	11,995
Loans	21,297	2,997	-	24,294
(Allowance for Loan Losses)	(2,657)	(195)	-	(2,852)
Other Assets	19,051	1,012	1,526	21,590
Permanent Assets	**1,706**	**159**	**212**	**2,077**
TOTAL ASSETS	**96,393**	**5,323**	**15,916**	**117,632**

R$ Million

LIABILITIES	Itaubanco			Consolidated
	Branch Banking	Credit Cards - Accounting Holders	Insurance, Pension and Capitalization	
Current and Long-Term Liabilities	**90,643**	**4,766**	**14,735**	**110,144**
Deposits	49,636	-	-	49,636
Securities Repurchase Agreements	10,185	-	-	10,185
Funds from Acceptances and Issue of Securities	4,915	-	-	4,915
Interbank and Interbranch Accounts	2,548	-	-	2,548
Borrowings	1,560	156	-	1,716
Derivative Financial Instruments	1,728	-	25	1,753
Other Liabilities	20,071	4,610	1,225	25,906
Technical Provisions	-	-	13,486	13,486
Deferred Income	**50**	**-**	**0**	**50**
Allocated Capital Level I	**5,700**	**557**	**1,181**	**7,437**
TOTAL LIABILITIES	**96,393**	**5,323**	**15,916**	**117,632**

Pro Forma Financial Statement by Subsegment

R$ Million

3rd Quarter/05	Itaubanco			Portfolio under management and Mutual Funds	Consolidaded
	Branch Banking	Credit Cards - Accounting Holders	Insurance, Pension and Capitalization		
Managerial Financial Margin	**1,755**	**247**	**122**	**-**	**2,124**
• Banking Operations	1,624	247	122	-	1,992
• Treasury	4	-	-	-	4
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	127	-	-	-	127
Result from Loan Losses	**(569)**	**(88)**	**-**	**-**	**(657)**
Provision for Loan and Lease Losses	(668)	(99)	-	-	(767)
Credits Recoveries and Renegotiated	99	12	-	-	110
Net Income From Financial Operations	**1,186**	**159**	**122**	**-**	**1,467**
Other Operating Income (Expenses)	**(536)**	**(8)**	**30**	**108**	**(406)**
Banking Service Fees	795	376	45	437	1,653
Transfer to Banking	202	-	-	(202)	-
Partial Result of Insurance, Capitalization and Pension Plans	19	-	164	-	183
Non-Interest Expenses	(1,381)	(350)	(156)	(105)	(1,992)
Taxes Expenses for ISS, PIS and COFINS	(182)	(53)	(24)	(22)	(281)
Other Operating Income	10	20	1	-	32
Operating Income	**649**	**151**	**152**	**108**	**1,061**
Non-Operating Income	(3)	0	6	-	3
Income Before Tax	**647**	**152**	**158**	**108**	**1,065**
Income Tax and Social Contribution	**(64)**	**(42)**	**(38)**	**(48)**	**(191)**
Profit Sharing	**(49)**	**(14)**	**(6)**	**(20)**	**(89)**
Net Income	**534**	**96**	**114**	**40**	**785**
(RORAC) - Return over Level I Allocated Capital	**44.0%**	**95.0%**	**39.8%**		**49.4%**
Efficiency Ratio	**53.1%**	**59.4%**	**50.5%**		**53.7%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itaubanco - Branch Banking

The income statement of Itaubanco's Banking segment below is based on the pro forma financial statements of Banco Itaú.

R$ Milhões

Itaubanco - Banking	4th Q./05	3rd Q./05	Variation
NET INTEREST MARGIN	**1,700**	**1,755**	**(55)**
• Banking Operations	1,646	1,624	22
• Treasury	(67)	4	(71)
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	121	127	(6)
Result from Loan Losses	**(583)**	**(569)**	**(13)**
Provision for Loan and Lease Losses	(754)	(668)	(86)
Credits Recoveries and Renegotiated	171	99	72
NET INCOME FROM FINANCIAL OPERATIONS	**1,118**	**1,186**	**(68)**
OTHER OPERATING INCOME (EXPENSES)	**(379)**	**(536)**	**158**
Banking Service Fees	1,057	997	60
Result from Op. of Insurance, Capitalization and Pension Plans	12	19	(7)
Non-Interest Expenses	(1,497)	(1,381)	(115)
Taxes Expenses for ISS, PIS and COFINS	(151)	(182)	31
Other Operating Income	199	10	188
OPERATING INCOME	**739**	**649**	**89**
Non-Operating Income	4	(3)	6
INCOME BEFORE TAX	**742**	**647**	**96**
Income Tax and Social Contribution	**(135)**	**(64)**	**(72)**
Profit Sharing	**(71)**	**(49)**	**(22)**
Participações Minoritárias nas Subsidiárias	**-**	**-**	**-**
NET INCOME	**536**	**534**	**2**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

In the fourth quarter of 2005, the net income of the Banking subsegment reached R$ 536 million, a 0.3% increase in relation to the previous quarter.

The managerial financial margin totaled R$ 1,700 million, which corresponds to a decrease of R$ 55 million, in a comparison between the quarters. The main reason for this fall was the R$ 71 million reduction in the financial margin of treasury, which in turn derived from the lower income from interest rate derivatives transacted in Brazil. The expense for provision for doubtful loans showed 12.9% growth in the quarter; R$ 45 million of provision in excess of the minimum required by the banking authorities was set up in this period. The recovery of loans written off as a loss showed a favorable performance in the quarter, thanks to the campaign carried out in the last month of the year, resulting in an increase of R$ 72 million, when comparing the periods. Banking services fees grew R$ 60 million in the fourth quarter of 2005, undergoing a positive impact from the increase in the volume of personal loans and loans to micro, small and medium businesses, as well as from a greater use of services by customers, because of the seasonal increase in economic activity.

Non-interest expenses totaled R$ 1,497 million in the period, an 8.4% increase in relation to the previous quarter. The organic growth of the segment's operations was responsible for part of this increase; in the quarter, 87 new branches were inaugurated and 471 automated teller machines were installed in the quarter.

The R$ 188 million increase in other operating revenues is basically due to the termination of the partnership contract with América Online Latin América Inc. (AOLA), as previously commented on in a specific item.

Finally, a smaller tax effect associated with the payment of Interest on Own Capital meant that expenses for income tax and the social contribution on net income grew R$ 72 million from one quarter to the next.

Credit Cards - Account Holders

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to report the performance of the businesses connected with the Credit Cards of current account customers, including Itaucard, Orbitall and Redecard.

R$ Million

	4th Q./05	3rd Q./05	Variation
Managerial Financial Margin	**279**	**247**	**33**
Result from Loan Losses	**(88)**	**(88)**	**(1)**
Provision for Loan and Lease Losses	(106)	(99)	(7)
Credits Recoveries and Renegotiated	18	12	6
Net Income from Financial Operations	**191**	**159**	**32**
Other Operating Income / Expenses	**27**	**(8)**	**34**
Banking Service Fees	408	376	32
Non-Interest Expenses	(344)	(350)	7
Tax Expenses for ISS, PIS and COFINS	(58)	(53)	(5)
Other Operating Income	21	20	1
Operating Income	**218**	**151**	**66**
Non-Operating Income	0	0	0
Income Before Tax	**218**	**152**	**67**
Income Tax and Social Contribution	(58)	(42)	(17)
Profit Sharing	(15)	(14)	(2)
Net Income	**144**	**96**	**48**

The net income from the Credit Card - Current Account Holders segment reached R$ 144 million in the fourth quarter of 2005, growing by 49.4% compared to the prior quarter, due to the financial margin and banking service fees.

The managerial financial margin showed growth due to the increased volume of financing, which also had an impact on the allowance for loan losses, generating greater expense on setting up allowances. The increased revenues from the recovery of written-off credits is due to our ongoing collection efforts, coupled with the enhanced liquidity in the fourth quarter. Service income increased primarily due to the interchange arising from the greater volume of transactions, as well as greater annual fee revenues, reflecting the continued growth in the number of cards. In spite of the higher volume of transactions, non-interest expenses decreased during the period, as the previous quarter was strongly impacted by the accelerated depreciation of Redecard equipment rented to retail establishments.

Our own credit card base went up from 8,259 thousand in September to 8,510 thousand in December 2005, increasing by 3.0% in the fourth quarter of the year.

The volume of transactions in the period reached R$ 5,0 billion, an increase of 17.7% in relation to the prior quarter. Market share related to the volume of transactions was calculated based upon the total market volume provided by the Brazilian Association of Credit Card Companies and Services (ABECS).

Volume of Transactions and Market Share



Financing Volume (R$ Million) ——Market Share (%)

In December 2005, we had a level of active accounts (accounts that are billed) of 82.3%, of which 81.0% carried out transactions in the last month. The average movement in the quarter was R$ 1,332.63 per account.

Quantity of Credit Cards   *(in thousands)*



Quantity of Credit Cards by Brand - Dec 31, 05



Insurance, Pension Plan and Capitalization

The pro forma financial statements below were prepared based on Itaú internal management information and are intended to identify the performance of the insurance related businesses.

On December 31, 2005

R$ Million

ASSETS	Insurance	Pension Plan	Capitalization	Consolidated
Current and Long-Term Assets	**2,695**	**13,378**	**1,247**	**17,100**
Cash and Cash Equivalents	16	5	1	21
Securities	1,206	13,001	1,231	15,444
Other Assets	1,473	372	16	1,635
Permanent Assets	**160**	**5**	**49**	**207**
TOTAL ASSETS	**2,855**	**13,383**	**1,296**	**17,307**

LIABILITIES	Insurance	Pension Plan	Capitalization	Consolidated
Current and Long-Term Liabilities	**2,396**	**12,631**	**1,214**	**16,014**
Technical Provisions - Insurance	1,267	320	-	1,587
Technical Provisions - Pension Plan	1	11,940	-	11,941
Technical Provisions - Capitalization	-	-	1,117	1,111
Other Liabilities	1,128	371	97	1,374
Allocated Capital Level I	**459**	**752**	**82**	**1,293**
TOTAL LIABILITIES	**2,855**	**13,383**	**1,296**	**17,307**

Statement of Income of the Segment

R$ Million

4rd QUARTER / 2005	Insurance	Pension Plan	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	**529**	**1,187**	**210**	**1,923**
Revenues from Insurance (a)	529	118	-	647
Revenues from Pension Plans (b)	-	1,069	-	1,069
Revenues from Capitalization (c)	-	-	210	207
Changes in Technical Reserves	**(36)**	**(666)**	**(161)**	**(860)**
Insurance (d)	(36)	(18)	-	(54)
Pension Plans (e)	-	(648)	-	(648)
Capitalization (f)	-	-	(161)	(158)
Pension Plan Benefits Expenses (g)	**-**	**(399)**	**-**	**(399)**
Earned Premiums (h=a+d)	**493**	**100**	**-**	**594**
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	**-**	**22**	**49**	**71**
Retained Claims (j)	**(292)**	**(31)**	**-**	**(323)**
Selling Expenses (k)	**(123)**	**(2)**	**(6)**	**(132)**
Other Operating Income/(Expenses) of Insurance Operations (l)	**6**	**(10)**	**(1)**	**(4)**
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)	**84**	**80**	**42**	**205**
Financial Margin	49	63	36	156
Service Fees	-	47	-	47
Non-Interest Expenses	(89)	(45)	(36)	(174)
Tax Expenses of ISS, PIS and COFINS	(21)	(7)	(3)	(32)
Other Operating Income	2	1	0	4
Operating Income	**24**	**138**	**39**	**206**
Non-Operating Income	3	0	2	5
Income Before Income Tax and Social Contribution	**27**	**138**	**41**	**212**
Income Tax / Social Contribution	(0)	(31)	(13)	(46)
Profit Sharing	(6)	0	-	(6)
Net Income	**21**	**107**	**28**	**160**
(RAROC) - Return over Level I Allocated Capital	**20.4%**	**75.2%**	**221.6%**	**62.7%**
Efficiency Ratio	**78.7%**	**24.5%**	**48.3%**	**45.7%**

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were only eliminated at the consolidated level.

The information on VGBL was classified together with the pension plan products

Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Expenses for CPMF and Other Taxes and Other Operating Expenses.

Insurance, Pension Plan and Capitalization

On September 30, 2005

R$ Million

ASSETS	Insurance	Pension Plan	Capitalization	Consolidated
Current and Long-Term Assets	**2,442**	**12,070**	**1,252**	**15,704**
Cash and Cash Equivalents	7	2	1	10
Securities	1,222	11,774	1,235	14,167
Other Assets	1,214	293	17	1,526
Permanent Assets	**165**	**5**	**50**	**212**
TOTAL ASSETS	**2,607**	**12,075**	**1,302**	**15,916**

LIABILITIES	Insurance	Pension Plan	Capitalization	Consolidated
Current and Long-Term Liabilities	**2,179**	**11,407**	**1,218**	**14,735**
Technical Provisions - Insurance	1,214	303	-	1,518
Technical Provisions - Pension Plan	1	10,866	-	10,867
Technical Provisions - Capitalization	-	-	1,107	1,101
Other Liabilities	964	238	112	1,250
Allocated Capital Level I	**428**	**669**	**84**	**1,181**
TOTAL LIABILITIES	**2,607**	**12,075**	**1,302**	**15,916**

Statement of Income of the Segment

R$ Million

3nd QUARTER / 2005	Insurance	Pension Plan	Capitalization	Consolidated
Revenues from Insurance, Pension Plans and Capitalization	**521**	**1,026**	**188**	**1,730**
Revenues from Insurance (a)	521	99	-	620
Revenues from Pension Plans (b)	-	927	-	927
Revenues from Capitalization (c)	-	-	188	183
Changes in Technical Reserves	**(56)**	**(511)**	**(148)**	**(712)**
Insurance (d)	(56)	(2)	-	(58)
Pension Plans (e)	-	(509)	-	(509)
Capitalization (f)	-	-	(148)	(144)
Pension Plan Benefits Expenses (g)	**-**	**(387)**	**-**	**(387)**
Earned Premiums (h=a+d)	**465**	**97**	**-**	**562**
Result of Pension Plans and Capitalization (i=b+c+e+f+g)	**-**	**31**	**40**	**69**
Retained Claims (j)	**(298)**	**(29)**	**-**	**(328)**
Selling Expenses (k)	**(113)**	**(14)**	**(6)**	**(132)**
Other Operating Income/(Expenses) of Insurance Operations (l)	**3**	**(10)**	**(1)**	**(8)**
Result from Insurance, Capit. and Pension Plans (m=h+i+j+k+l)	**56**	**74**	**33**	**164**
Financial Margin	41	65	23	122
Service Fees	-	45	-	45
Non-Interest Expenses	(80)	(56)	(21)	(156)
Tax Expenses of ISS, PIS and COFINS	(15)	(7)	(2)	(24)
Other Operating Income	1	1	0	1
Operating Income	**4**	**123**	**33**	**152**
Non-Operating Income	3	1	2	6
Income Before Income Tax and Social Contribution	**7**	**123**	**35**	**158**
Income Tax / Social Contribution	6	(34)	(12)	(38)
Profit Sharing	(6)	(0)	-	(6)
Net Income	**7**	**89**	**23**	**114**
(RAROC) - Return over Level I Allocated Capital	**6.9%**	**55.9%**	**94.2%**	**39.8%**
Efficiency Ratio	**94.7%**	**31.2%**	**39.3%**	**50.5%**

NB: The consolidated figures do not represent the sum of the parts, because there are intercompany transactions that were only eliminated at the consolidated level.
   The information on VGBL was classified together with the pension plan products
   Non-Interest Expenses are made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses for CPMF and Other Taxes and Other Operating Expenses.

Insurance, Pension Plan and Capitalization

Insurance

The pro forma net income of the insurance companies reached R$ 21 million in the fourth quarter of 2005, showing an increase when compared to the R$ 7 million of the prior quarter.

Earned premiums grew by 6.1% in the period. We highlight earned premiums from automobile insurance, which increased by 12.2% in the quarter, chiefly due to the Proteção Cartão Credicard product.

Retained claims decreased by R$ 6 million, from R$ 298 million to R$ 292 million in the fourth quarter of 2005, primarily because of the reduced level of claims in the automobile line.

The charts below, which include the life insurance line of the Life and Pension Plan segment, depict the breakdown of the earned premiums by line of insurance.

Automobile insurance had a 40.9% share in the total of earned premiums in the fourth quarter, while the share of the life and personal accident line was 30.0%.

Number of policies - Mass Products

In Thousand



The number of life and personal accident policies showed growth, reaching 1,174 thousand policies at the end of the fourth quarter of 2005.

The number of automobile policies also increased, totaling 848 thousand in the period. The same occurred with the residential products, which totaled 554 thousand policies at the end of the fourth quarter of 2005.

Private Pensions Plans

The pro forma net income of the private pension plan companies amounted to R$ 107 million in the fourth quarter of 2005, a 20.2% increase in relation to the previous quarter. Such increase was driven by the fall in Selling Expenses.

Composition of Earned Premiums



Pension Plan Technical Provisions

R$ Million



Combined Ratio

The decrease by 430 basis points in the combined ratio for insurance transactions resulted from the decrease in the claim level of the automobile line.



NB: In the calculation of the combined ratio, results from Proteção Cartão Credicard were recorded net under Other Expenses.

Note: The charts for Insurance do not include Itauseg Saúde and Gralha Azul Saúde, but they do include the life insurance business of Itaú Vida e Previdência S.A.

Insurance, Pension Plan and Capitalization

The table below shows the technical provisions by product and by guaranteed yield for participants.

Technical Reserves by product/guarantee in 12/31/2005

R$ Million

PRODUCT	GUARANTEED YIELD			OTHER	TOTAL	%
	EXCLUSIVE	IGP-M	TR			
	FUNDS					
VGBL	7,046	-	-		7,046	59.0%
PGBL	3,186	-	-		3,186	26.7%
TRADITIONAL	-	1,588	88	-	1,676	14.0%
DEFINED BENEFIT	-	-	27		27	0.2%
ACCESSORIES	-	-	-	6	6	0.0%
TOTAL	**10,232**	**1,588**	**114**	**6**	**11,940**	**100.0%**

At the end of the fourth quarter of 2005, technical provisions added up to approximately R$ 12 billion, up 9.9% from the previous quarter.

At December 31, 2005, VGBL and PGBL products accounted for 59.0% and 26.7%, respectively, of total pension plan technical provisions.

Offering the customer greater transparency than the former pension plan products with a defined contribution or a defined benefit, VGBL and PGBL have their resources invested in exclusive funds during the accumulation phase, and do not constitute a risk for the company, which merely passes on the yield achieved in the fund.

The Traditional and Defined Benefit plans, which have ceased to be marketed by Itaú, offered the customer the guarantee of a minimum yield, tied to an index (IGP-M or TR). At the end of the fourth quarter of 2005, their share in the technical provisions was 14.2%.

It is important to mention that on July 4, 2005, the Official Gazette of the Union published Provisional Measure no. 255/05, which extended the time limit for opting for Definitive Regressive Taxation. Customers who contracted an Itaú Private Pension Plan or Itaú FAPI before December 31, 2004 had until December 30, 2005 to opt for Definitive Regressive Taxation. Customers contracting new plans have until the last business day of the month subsequent to the contract date to choose the form of taxation.

Capitalization

The pro forma net income of the capitalization companies reached R$ 28 million in the fourth quarter of 2005, increasing by 21.7% compared to the prior quarter. Such increase is chiefly due to higher revenues from capitalization prizes.

During the quarter, the Super PIC Natal sales campaign was run. This is a single payment capitalization bond for R$ 1,000.00. Under this campaign, approximately 34 thousand bonds were sold, and this contributed towards the portfolio reaching 3.9 million of active bonds, corresponding to R$ 1,111 million in technical provisions. In the past 12 months, cash prizes amounting to R$ 30 million were distributed to 833 customers whose bonds were drawn at random.

The following table shows the changes in the portfolio of capitalization bonds with monthly payments (PIC) and those with a single payment (Super PIC).

Number of capitalization bonds



In Thousands

	12/31/2004	03/31/2005	06/30/2005	09/30/2005	12/31/2005
Total	3,596	3,733	3,735	3,838	3,873
Super PIC	413	409	425	439	451
PIC	3,182	3,324	3,311	3,398	3,422

■ Super PIC   ■ PIC

Investment Funds and Managed Portfolio

The pro forma financial statements below were prepared based on internal management information and are intended to show the performance of the Investment Fund-related business.

R$ Million

	4th Q./05	3rd Q./05	Variation
Banking Service Fees	**431**	**437**	**(6)**
Mutual Fund Management Fees (*)	368	384	(16)
Brokerage Services	44	34	10
Custody Services and Managed Portfolios	19	19	0
Transfer for Banking	**(202)**	**(202)**	**(0)**
Non Interest Expenses	**(106)**	**(105)**	**(1)**
Taxes Expenses (ISS, PIS and COFINS)	**(22)**	**(22)**	**0**
INCOME BEFORE TAX	**102**	**108**	**(6)**
Income Tax and Social Contribution	(41)	(48)	7
Profit Sharing	(13)	(20)	7
NET INCOME	**48**	**40**	**8**

(*) Not including income from Pension Plans Funds Management.

Obs: The Non-Interest Expenses are made up of personnel expenses, other administrative expenses, other operating expenses and tax expenses with CPMF and others.

In the fourth quarter of 2005, net income of the Investment Fund and Managed Portfolio segment added up to R$ 48 million, compared to R$ 40 million in the prior quarter.

The decrease in revenues from Investment Fund Management, excluding Private Pension Funds, amounting to R$ 368 million in the fourth quarter of 2005, is due to the lower number of business days in the fourth quarter, which impacts management fees. Such reduction was partly offset by a 29.6% increase in Brokerage Service Revenues, which totaled R$ 44 million in the fourth quarter, against R$ 34 million in the previous quarter.

Itaú Corretora

In the fourth quarter of 2005, Itaú Corretora, whose management is separate from the fund management business, intermediated the volume of R$ 11,500 million on Bovespa, a 10.6% increase compared to the same period of the previous year, and 2.4% compared to the third quarter of 2005.

In December 2005, Itaú Corretora improved its position in the brokerage house ranking and now stands as the third largest, with a 6.1% market share. According to the Investidor Institucional magazine ranking announced in December 2005, Itaú Corretora's analyst team was considered the best among all its Brazilian peers.

Assets Under Management



R$ Billion

On the BM&F, Itaú Corretora intermediated 9 million contracts in the quarter, moving from the seventh position in 2004 to the fourth position in 2005.

In the fourth quarter of 2005, Itaú Corretora, through its Home Broker - www.itautrade.com.br - was responsible for a volume of trading of R$ 1,030 million, with a 9.2% market share, reflecting a 13.8% growth compared to the prior quarter, and 26.8% compared to the same period of the previous year.

Itaú BBA

The pro forma income statement of Itaú BBA is shown below.

R$ Million

Itaú BBA	4th Q./05	3rd Q./05	Variation
Managerial Financial Margin	**554**	**340**	**214**
• Banking Operations	304	241	63
• Treasury	206	47	159
• Management of Foreign Exchange Risk from Investments Abroad - net of tax effects	44	51	(7)
Result from Loan Losses	**127**	**77**	**50**
Provision for Loan and Lease Losses	(14)	(63)	50
Credits Recoveries and Renegotiated	140	140	0
Net Income from Financial Operations	**680**	**416**	**264**
Other Operating Income / (Expenses)	**(151)**	**(63)**	**(87)**
Banking Service Fees	108	100	8
Despesas não Decorrentes de Juros	(234)	(141)	(94)
Non-Interest Expenses	(29)	(26)	(2)
Other Operating Income	4	4	0
Operating Income	**530**	**353**	**176**
Non-Operating Income	0	-	0
Income before Tax	**530**	**354**	**176**
Income Tax and Social Contribution	**(119)**	**(50)**	**(69)**
Profit Sharing	**(32)**	**(17)**	**(15)**
Net Income	**379**	**287**	**92**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

The financial margin in the fourth quarter amounted to R$ 554 million, reflecting a 63.0% increase when compared to the R$ 340 million of the previous quarter.

The financial margin from banking operations totaled R$ 304 million, which represents a 26.0% increase when compared to the previous quarter's margin of R$ 241 million. The quarterly variation occurred because of the increase in the volume of the loan portfolio, while the levels of the spreads were maintained.

With regard to the treasury operations, the net income of R$ 206 million reflects the results arising from Itaú BBA's strategies in the Brazilian markets of local debt and foreign exchange rates and in the international sovereign debt market.

The excellent level of the quality of the loan portfolio should be highlighted, with 97% of the loans rated at risk levels "AA", "A" and "B", according to the criteria of Resolution 2682 of the Brazilian Central Bank. In this context, the result from doubtful loans showed a R$ 127 million reversal of provision in the fourth quarter, basically because of the recovery of loans granted to the telecommunications sector.

In the period, the gross income from financial intermediation totaled R$ 680 million, which represents a 63.3% increase when compared to the previous quarter.

Banking service fees totaled R$ 108 million, representing an 8.5% increase in relation to the previous quarter. This change is explained mainly by better results from cash management and investment banking services.

Non-interest expenses totaled R$ 234 million, which represents an increase of 66.9% in relation to the third quarter. Frequently we reassess the profile and potential of the customers in our segments. As a result of this reassessment, we reallocate customers to the most suitable segment and managerially determine the results of this transfer between the segments. In the case of the Itaú BBA segment, the managerial effect of this reallocation was an expense of R$ 74 million, classified in non-interest expenses, which basically explains the increase in this item, in relation to the previous quarter. Furthermore, we had the accelerated amortization of equipment in December 2005, in the amount of R$ 9 million.

As a consequence of the items described above, Itaú BBA's pro forma net income amounted to R$ 379 million in the fourth quarter, with a 32.2% increase in relation to the previous quarter, which corresponds to an annualized return on average allocated capital (tier I) of 42.5% in the quarter.

Itaucred

Next, we show Itaucred's pro forma financial statements, which make use of management information generated by the in-house models, so as to reflect more precisely the performance of the business units.

On December 31, 2005

R$ Million

| ASSETS | Itaucred | | | |
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Assets	**10,971**	**2,986**	**1,895**	**15,852**
Credit Operations	11,512	3,301	1,997	16,811
(Allowance for Loan Losses)	(678)	(319)	(111)	(1,109)
Other Assets	137	4	9	150
Permanent Assets	**55**	**5**	**44**	**103**
TOTAL ASSETS	**11,026**	**2,991**	**1,939**	**15,955**

R$ Million

| LIABILITIES | Itaucred | | | |
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Liabilities	**9,950**	**2,569**	**1,748**	**14,267**
Securities Repurchase Agreements	9,572	506	1,490	11,569
Borrowings	51	-	-	51
Other Liabilities	328	2,063	257	2,648
Allocated Capital Level I	**1,076**	**422**	**191**	**1,688**
TOTAL LIABILITIES	**11,026**	**2,991**	**1,939**	**15,955**

Financial Statement

R$ Million

4th Quarter/05	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
NET INTEREST MARGIN	**371**	**275**	**85**	**732**
Result from Loan Losses	**(168)**	**(78)**	**(62)**	**(308)**
Provision for Loan and Lease Losses	(190)	(90)	(64)	(344)
Credits Recoveries and Renegotiated	23	12	2	36
NET INCOME FROM FINANCIAL OPERATIONS	**203**	**197**	**24**	**424**
OTHER OPERATING INCOME (EXPENSES)	**(73)**	**(116)**	**(116)**	**(305)**
Banking Service Fees	118	131	27	276
Non-Interest Expenses	(160)	(239)	(118)	(517)
Taxes Expenses for ISS, PIS and COFINS	(44)	(25)	(26)	(95)
Other Operating Income	14	17	1	31
OPERATING INCOME	**130**	**81**	**(92)**	**119**
Non-Operating Income	0	1	(0)	1
INCOME BEFORE TAX	**130**	**82**	**(92)**	**119**
Income Tax and Social Contribution	**(33)**	**(23)**	**33**	**(23)**
Profit Sharing	**(2)**	**(3)**	**-**	**(5)**
NET INCOME	**95**	**55**	**(59)**	**92**
(RORAC) - Return over Level I Allocated Capital	**43.3%**	**68.8%**	**-79.8%**	**25.2%**
Efficiency Ratio	**34.9%**	**60.0%**	**135.2%**	**54.8%**

Note: From 30/09/05 company FIC is being consolidated integrally.
The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itaucred

On September 30, 2005

R$ Million

ASSETS	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Assets	**9,325**	**2,564**	**1,587**	**13,476**
Credit Operations	9,734	2,779	1,630	14,143
(Allowance for Loan Losses)	(532)	(219)	(48)	(799)
Other Assets	123	5	4	132
Permanent Assets	**56**	**4**	**36**	**97**
TOTAL ASSETS	**9,381**	**2,569**	**1,622**	**13,572**

R$ Million

LIABILITIES	Itaucred			
	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
Current and Long-Term Liabilities	**8,431**	**2,198**	**1,455**	**12,085**
Securities Repurchase Agreements	8,136	411	1,275	9,823
Borrowings	29	-	-	29
Other Liabilities	267	1,787	180	2,234
Allocated Capital Level I	**950**	**370**	**167**	**1,487**
TOTAL LIABILITIES	**9,381**	**2,569**	**1,622**	**13,572**

Financial Statement

R$ Million

3rd Quarter/05	Vehicles	Credit Cards - Non-Account Holders	Taií	Itaucred
NET INTEREST MARGIN	**324**	**244**	**67**	**635**
Result from Loan Losses	**(92)**	**(80)**	**(32)**	**(203)**
Provision for Loan and Lease Losses	(120)	(90)	(34)	(244)
Credits Recoveries and Renegotiated	28	11	2	41
NET INCOME FROM FINANCIAL OPERATIONS	**232**	**164**	**36**	**431**
OTHER OPERATING INCOME (EXPENSES)	**(55)**	**(120)**	**(97)**	**(272)**
Banking Service Fees	96	117	9	221
Non-Interest Expenses	(129)	(228)	(103)	(459)
Taxes Expenses for ISS, PIS and COFINS	(24)	(23)	(4)	(51)
Other Operating Income	2	14	1	17
OPERATING INCOME	**177**	**44**	**(62)**	**159**
Non-Operating Income	(0)	1	(0)	1
INCOME BEFORE TAX	**177**	**44**	**(62)**	**160**
Income Tax and Social Contribution	**(48)**	**(10)**	**23**	**(36)**
Profit Sharing	**(2)**	**(2)**	**(0)**	**(4)**
NET INCOME	**127**	**32**	**(39)**	**120**
(RORAC) - Return over Level I Allocated Capital	**69.5%**	**40.7%**	**-72.7%**	**39.1%**
Efficiency Ratio	**32.3%**	**64.9%**	**141.1%**	**55.9%**

Note: The item Non-Interest Expenses is composed by Personnel Expenses, Other Administrative Expenses, tax expenses for CPMF e Other taxes and Other Operating Expenses.

Itaucred

Vehicles

The loan portfolio of Itaucred's Vehicles subsegment reached a volume of R$ 11,512 million in the fourth quarter of 2005, an increase of 18.3% in relation to the balance of the previous quarter. Because of the rapid growth of the financing and leasing transactions, the managerial financial margin showed an increase of R$ 47 million in the period. The expansion of the loan portfolio, together with the setting up of the excess provision of R$ 93 million for doubtful loans, contributed to the R$ 76 million growth of the expenses associated with credit risk in the period. Likewise, the service fees associated with the approval and release of loans gave an impulse to banking service fees, which showed an increase of R$ 21 million in the quarter. Non-interest expenses suffered an impact from the increase in operational activities and the expansion of the marketing platform, growing R$ 31 million in the last quarter. The increase in operational activities subject to the levying of taxes on this revenue contributed in part towards the increase in expense for ISS, PIS and COFINS taxes of R$ 21 million in the period; especially the increase in expenses for ISS associated with the provision of services by the sales promoters.

As a result of these factors, the net income of the Vehicles subsegment added up to R$ 95 million in the fourth quarter of 2005, against R$ 127 million in the previous quarter.

Credit Cards - Non Current Account Holders

The net income generated by the Credit Card - Non Current Account Holders segment was R$ 55 million in the fourth quarter of 2005, growing 71.9% in relation to the previous quarter, due to the financial margin and to the service fee revenues.

The managerial financial margin showed growth due to the larger volume of financing. This also had an impact on provision for doubtful loans, generating greater expense on setting up provisions.

The growth of service fee revenue was due basically to the increase in interchange revenues, which was benefited by a larger volume of transactions.

Non-interest expenses were higher, mainly because of spending on advertising and publicity and as well as greater expenditure on processing, deriving from the larger volume of transactions.

The proportional card base went up from 3,949 thousand in September to 4,033 thousand in December 2005, showing 2.1% growth in the fourth quarter of this year.

Quantity of Credit Cards *(in thousand)*



The proportional volume of transactions in the fourth quarter of 2005 totaled R$ 3.3 billion, growing 19.3% in relation to the previous quarter.

Volume of Transactions *R$ Million*



Market share related to the volume of financing was calculated based upon the total market volume provided by the Brazilian Association of Credit Card Companies and Services (ABECS)

Market Share (%)



Taií

Taií closed 2005 with 3.5 million customers, and a loan portfolio of R$ 1,997 million. The process of expanding Taií's outlets was carried on during the quarter both with its own stores and the points of sale in the supermarket chain of Companhia Brasileira de Distribuição - CBD.



Banco Itaú Holding Financeira S.A.

Risk Management

Risk Management

Market Risk

Itaú regards risk management as an essential instrument for optimizing the use of capital and selecting the best business opportunities, with a view to achieving the best risk/return ratio for its stockholders.

Banco Itaú Holding Financeira

The table below shows the Global VaR of Banco Itaú Holding Financeira. A significant diversification of the risks of the business units can be seen, which makes it possible for the conglomerate to keep total exposure to market risk very small, when compared to its capital.

Banco Itaú Holding VaR [*]

R$ Million

	Dec 31, 05	Sep 30, 05
Fixed Rate Risk Factor	19.1	16.4
Benchmark Rate (TR) Risk Factor	6.3	6.6
IGPM Risk Factor	4.5	9.5
Exchange Indexation Risk Factor	8.6	5.9
Exchange Variaton Risk Factor (**)	6.3	17.2
Sovereign Risk Factor	15.7	19.4
Equities Risk Factor	9.9	13.3
Libor Risk Factor	1.1	0.8
Banco Itaú Europa	1.6	1.1
Banco Itaú Buen Ayre	0.2	0.2
Diversification Impact	(56.2)	(60.7)
Global VaR (**)	**17.0**	**29.6**

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.
(**) Considering the tax effects.

Banco Itaú

The decrease in VaR levels in terms of virtually all risk factors stems from the reduced volatility levels at the end of the quarter, as well as a better adjustment of the exposure of the portfolios to the current scenario, leading to a moderate reduction in the Structural Gap of Global VaR as of December 31, 2005. It should be noted that the Structural Gap covers commercial transactions and financial instruments which, together, comprise our strategies.

Structural Gap Itaú VaR

R$ Million

	Dec 31, 05	Sep 30, 05
Fixed Rate Risk Factor	7.6	3.1
Benchmark Rate (TR) Risk Factor	6.3	6.6
IGPM Risk Factor	5.2	7.9
Exchange Indexation Risk Factor	4.8	5.0
Exchange Variaton Risk Factor (*)	0.7	2.7
Equities Risk Factor	10.6	15.2
Diversification Impact	(21.2)	(23.2)
Global VaR (*)	**14.1**	**17.3**

(*) Considering the tax effects.

During the fourth quarter, the Stress VaR of our Own Portfolio stood on average at R$ 80 million, reaching R$ 115 million on December 30, 2005. The higher Average Stress VaR in the quarter can be attributed to the increase in positions linked to the dollar in the domestic market, as well as in the fixed rate and variable income markets, in order to take advantage of the opportunities arising from the stabilization of trends and declining path of the basic interest rates.

Stress Var of the proprietary desk of Itaú

	Dec 31, 05	Sep 30, 05
VaR Global	**(115.4)**	**(128.3)**
Maximum Global VaR in the quarter	(168.1)	(136.9)
Medium Global VaR in the quarter	(80.3)	(46.8)
Minimum Global VaR in the quarter	(2.8)	-

The asset portfolio of the branches in Grand Cayman, New York and Itaú Bank is made up of highly liquid securities traded abroad, showing a decline in the Overseas global risk. As a result of the decreased EMBI volatility observed at the end of the quarter, the portfolio VaR also declined.

Overseas VaR

US$ Million

	Dec 31, 05	Sep 30, 05
Sovereign Risk Factor	4.4	6.0
Libor Risk Factor	0.5	0.4
Diversification Impact	(1.8)	(0.3)
Global VaR	**3.1**	**6.0**
Maximum Global VaR in the quarter	6.8	6.4
Medium Global VaR in the quarter	5.2	5.7
Minimum Global VaR in the quarter	3.1	4.8

Banco Itaú BBA

As seen in prior periods, Itaú BBA closed 2005 with a low exposure to market risk in relation to its capital. Global VaR, with a confidence ratio of 99%, represented 1.0% of the institution's Tier 1 allocated capital. It should be kept in mind that Itaú BBA desks are independent from their Itaú counterparts.

Banco Itaú BBA VaR

R$ Million

	Dec 31, 05	Sep 30, 05
Fixed Rate Risk Factor	3.0	9.3
Exchange Indexation Risk Factor	2.9	2.8
Exchange Variaton Risk Factor	11.5	6.4
Equities Risk Factor	5.6	8.1
Sovereign Risk Factor	13.1	5.3
Diversification Impact	(11.5)	(12.1)
Global VaR (*)	**24.6**	**19.8**
Maximum Global VaR in the quarter	28.6	30.3
Medium Global VaR in the quarter	21.2	17.0
Minimum Global VaR in the quarter	12.7	9.1

(*) Considering the tax effects.

Risk Management

Securities Portfolio

Evolution of Securities Portfolio

R$ Million

| | 31-Dec-05 | % | 30-Sep-05 | % | 30-Jun-05 | % | Variation (%) | |
							Dec05-Sep05	Dec05-Dec04
Public Securities - Domestic	6,638	20.0%	6,794	22.0%	7,486	25.7%	-2.3%	-11.3%
Public Securities - Foreign	629	1.9%	793	2.6%	1,065	3.7%	-20.7%	-41.0%
Total Public Securities	7,267	21.9%	7,587	24.6%	8,551	29.3%	-4.2%	-15.0%
Private Securities	12,781	38.6%	11,517	37.4%	12,145	41.6%	11.0%	5.2%
PGBL/VGBL Funds Quotas	10,215	30.8%	9,182	29.8%	6,918	23.7%	11.3%	47.7%
Derivative Financial Instruments	3,236	9.8%	2,944	9.5%	1,962	6.7%	9.9%	65.0%
Additional Provision	(370)	-1.1%	(400)	-1.3%	(400)	-1.4%	-7.5%	-7.5%
Total Securities	**33,128**	**100.0%**	**30,830**	**100.0%**	**29,176**	**100.0%**	**7.5%**	**13.5%**

At December 31, 2005, the balance of the securities portfolio reached R$ 33,128 million, growing by 7.5% from the previous quarter. During the period, the private securities portfolio increased by R$ 11.0%, totaling R$ 12,781 million, while the variation in the balance of quotas of PGBL/VGBL funds was 11.3%, reaching R$ 10,215 million. The securities portfolio of the PGBL/VGBL plans belongs to the customers, with a contra entry in liabilities under the heading of Technical Pension Plan Provisions. The balance of the additional provision changed by R$ 30 million quarter-on-quarter, as a result of the reversal to adjust to the current market risk outlook.

The share of government securities in the total securities portfolio at December 31, 2005 was 21.9%, compared to 24.6% in the previous quarter.

Private Securities Portfolio and Credit Portfolio

Total resources set aside to the financing of economic activities of the various sectors (private securities and credit portfolio) amounted to R$ 80,537 million, a 10.1% increase from the previous quarter, evidencing our high level of commitment to Brazil's growth and development.

Funds intended for the economic agents

R$ Million

| December, 05 | | | | | |
Risk Level	AA	A	B	C	D - H	Total
Euro Bond's and Similars	3,729	317	82	38	41	4,206
Certificates of Deposits	3,437	108	120	10	-	3,676
Debentures	1,026	568	67	51	-	1,712
Shares	957	88	12	7	0	1,065
Promissory Notes	240	10	289	15	-	554
Other	624	573	339	29	3	1,568
SubTotal	**10,013**	**1,665**	**908**	**151**	**44**	**12,781**
Credit Operations[*]	14,231	29,688	14,245	3,593	5,999	67,756
Total	**24,244**	**31,353**	**15,153**	**3,743**	**6,043**	**80,537**
% of Total	**30.1%**	**38.9%**	**18.8%**	**4.6%**	**7.5%**	**100.0%**

| September, 05 | | | | | |
Risk Level	AA	A	B	C	D - H	Total
Euro Bond's and Similars	3,465	390	111	42	52	4,059
Certificates of Deposits	3,016	123	81	11	-	3,230
Debentures	1,033	552	79	63	10	1,736
Shares	868	206	25	2	0	1,101
Promissory Notes	53	32	76	15	-	176
Other	504	342	338	28	3	1,215
SubTotal	**8,938**	**1,644**	**710**	**160**	**65**	**11,517**
Credit Operations[*]	14,013	25,943	13,055	3,048	5,556	61,616
Total	**22,952**	**27,587**	**13,765**	**3,208**	**5,622**	**73,133**
% of Total	**31.4%**	**37.7%**	**18.8%**	**4.4%**	**7.7%**	**100.0%**

(*) Endorsements and Sureties included.

Risk Management

Credit Risk

Credit Transactions

During the quarter, Itaú carried on its efforts to make available and grant credit, while enhancing the quality of credit and seeking the best risk/return ration in the transactions. Such actions, combined with the demand in the period, led to a significant increase in the portfolio. Credits with a risk rating between "AA" to "B" accounted for 85.8% of the portfolio at December 31, 2005, compared to 86.0% in the prior quarter. At that same date, credits linked to foreign currencies represented 15.4% of the total portfolio, a 0.3 percent point reduction compared to September 2005.

Credit Operations

R$ Million (*)



| | Credit Operations and Guarantees (2) | | Credit Operations (1) |

(*) In constant currency from December 31, 1995 to that date; in nominal amounts thereafter.
(1) Credit transactions: Loans, Leasing, Other Credits and Advances on Foreign Exchange Contracts. (2) Guarantees include collateral, surety and other guarantees.

Retail trade represented the largest concentration of portfolio risk, accounting for 5.4% of the total in December 2005.

During the quarter, the following sectors posted the most significant growth rates: Electricity Generation and Distribution, with a R$ 723 million increase, or 29.0%, from the prior quarter; Services, up R$ 349 million, or 24.9% from the previous quarter; Service companies, up R$ 310 million, or 19.1%; Agribusiness, with a R$ 280 million rise, or 11.9%; Pharmaceuticals, which increased by R$ 220 million, equal to 96.7% quarter-on-quarter, and Contractors and Real Estate Companies, up 19.6% from the previous quarter, equal to R$ 159 million.

The concentration in the largest portfolio borrowers has shown a downward trend over recent periods. The share of the 100 largest borrowers dropped from 24.7% in September to 24.0% in December 2005. The largest individual borrower represented 0.8% of the total portfolio at the end of the year.

The ratio of nonperforming loans as a percentage of agreements more than 14 days overdue on the total portfolio remained unaltered in comparison with September 2005, at 5.8% of the portfolio.

Risk Management

Credit Portfolio Development Consolidated by Client Type and Currency

R$ Million

Total	Dec/2005	Sep/2005	Dec/2004	Variation Dec/05 - Sep/05		Variation Dec/05 - Dec/04	
	Balance	Balance	Balance	Balance	%	Balance	%
Individuals	**28,691**	**25,593**	**18,272**	**3,098**	**12.1%**	**10,419**	**57.0%**
Credit Card	7,216	5,926	5,150	1,290	21.8%	2,066	40.1%
Personal Loans	10,320	10,211	6,926	108	1.1%	3,393	49.0%
Vehicles	11,155	9,456	6,196	1,699	18.0%	4,960	80.1%
Businesses	**34,524**	**31,745**	**30,480**	**2,779**	**8.8%**	**4,044**	**13.3%**
Corporate	21,740	20,251	20,763	1,489	7.4%	977	4.7%
Small and Medium-Sized Companies	12,784	11,494	9,718	1,290	11.2%	3,066	31.6%
SubTotal	**63,215**	**57,338**	**48,752**	**5,877**	**10.2%**	**14,463**	**29.7%**
Mandatory Loans	**4,541**	**4,278**	**4,523**	**263**	**6.2%**	**18**	**0.4%**
Rural Loans	2,653	2,443	2,627	211	8.6%	27	1.0%
Mortgage Loans	1,888	1,835	1,897	53	2.9%	(9)	-0.5%
Total	**67,756**	**61,616**	**53,275**	**6,140**	**10.0%**	**14,481**	**27.2%**
Local Currency							
Individuals	**28,563**	**25,480**	**18,156**	**3,083**	**12.1%**	**10,407**	**57.3%**
Credit Card	7,213	5,926	5,116	1,287	21.7%	2,097	41.0%
Personal Loans	10,195	10,098	6,845	97	1.0%	3,350	48.9%
Vehicles	11,155	9,456	6,196	1,699	18.0%	4,960	80.1%
Businesses	**24,014**	**22,216**	**19,046**	**1,798**	**8.1%**	**4,968**	**26.1%**
Corporate	13,820	13,070	11,896	750	5.7%	1,924	16.2%
Small and Medium-Sized Companies	10,194	9,146	7,149	1,048	11.5%	3,045	42.6%
SubTotal	**52,577**	**47,696**	**37,201**	**4,881**	**10.2%**	**15,376**	**41.3%**
Mandatory Loans	**4,532**	**4,271**	**4,519**	**261**	**6.1%**	**13**	**0.3%**
Rural Loans	2,653	2,443	2,627	211	8.6%	27	1.0%
Mortgage Loans	1,879	1,828	1,893	50	2.8%	(14)	-0.7%
Total	**57,109**	**51,967**	**41,721**	**5,142**	**9.9%**	**15,388**	**36.9%**
Foreign Currency							
Individuals	**128**	**113**	**116**	**15**	**12.9%**	**12**	**10.4%**
Credit Card	3	-	34	3	-	(31)	-90.4%
Personal Loans	125	113	82	11	10.0%	43	52.5%
Vehicles	-	-	-	-	-	-	-
Businesses	**10,510**	**9,529**	**11,435**	**981**	**10.3%**	**(925)**	**-8.1%**
Corporate	7,920	7,181	8,866	739	10.3%	(946)	-10.7%
Small and Medium-Sized Companies	2,590	2,347	2,568	242	10.3%	22	0.8%
SubTotal	**10,638**	**9,642**	**11,551**	**996**	**10.3%**	**(913)**	**-7.9%**
Mandatory Loans	**9**	**7**	**4**	**2**	**34.5%**	**5**	**133.1%**
Rural Loans	-	-	-	-	-	-	-
Mortgage Loans	9	7	4	2	34.5%	5	133.1%
Total	**10,647**	**9,649**	**11,555**	**998**	**10.3%**	**(907)**	**-7.9%**

Note: Endorsements and sureties included.

Deposits

At December 31, 2005, the balance of deposits added up to R$ 50,520 million, a 13.6% increase in the quarter. The higher positive change was once more seen in time deposits received, with a balance of R$ 17,402 million at the end of the year, compared to R$ 14,712 million in September 2005. The increase in the time deposit balance is associated with the growing funding requirements to support the expanded credit offer. Itaú's wide network and solid deposit base ensure the bank's competitive edge.

Furthermore, demand deposits increased by 23.5% during the quarter, totaling R$ 12,689 million. Such growth is partly attributable to the increased level of commercial activity in the fourth quarter associated with the holiday season.

Deposits Balance

R$ Million

	31-Dec-05	%	30-Sep-05	%	31-Dec-04	%	Variation (%) Dec05-Sep05	Variation (%) Dec05-Dec04
Demand deposits	12,689	25.1%	10,274	23.1%	11,156	26.5%	23.5%	13.7%
Savings deposits	19,783	39.2%	18,564	41.7%	19,197	45.7%	6.6%	3.0%
Interbank deposits	646	1.3%	938	2.1%	647	1.5%	-31.2%	-0.3%
Time deposits	17,402	34.4%	14,712	33.1%	11,029	26.2%	18.3%	57.8%
Total Deposits	**50,520**	**100.0%**	**44,488**	**100.0%**	**42,030**	**100.0%**	**13.6%**	**20.2%**

Solvency

The solvency ratio (Basel) stood at 17.0% as of December 2005, corresponding to a 0.6% percentage point reduction when compared to the prior quarter. Such decrease was primarily driven by the acquisition of shares to be held in treasury (in connection with the sale of Itaú shares by laCaixa), the distribution of Interest on Own Capital and the increase in weighted assets, which are particularly affected by the expansion in the credit portfolio.

Analysis of the Consolidated Balance Sheet

Balance Sheet by Currency (*)

The Balance Sheet by Currency shows the balances linked to the local and foreign currencies. At December 31, 2005, the net foreign exchange position, including investments abroad and disregarding the portion of minority interests, was a liability totaling US$ 1,604 million. It should be pointed out that the gap management policy adopted by the Bank takes into consideration the tax effects of this position. As the profit from exchange rate variation on investments abroad is not taxed, we have set up a hedge (a liability in foreign exchange derivatives) larger in volume than the protected asset, such that the profit from foreign currency exposure, net of tax effects, is in keeping with the strategy of low exposure to this risk adopted by us.

R$ million

Assets		Dec 31, 05				Sep 30, 05
	Consolidated	Business in Brazil			Business Abroad	Business in Brazil
		Total	Local Currency	Foreign Currency		Foreign Currency
Cash and Cash Equivalents	2,085	1,842	1,694	147	277	92
Short-term Interbank Deposits	22,877	17,346	16,847	499	7,293	832
Securities	33,128	24,857	24,129	727	11,862	853
Loan and Leasing Operations	56,528	52,121	48,257	3,864	5,822	3,480
Other Assets	33,749	33,892	29,045	4,847	1,343	5,647
Foreign Exchange Portfolio	6,514	7,747	3,006	4,741	0	5,584
Other	27,235	26,145	26,039	106	1,343	64
Permanent Assets	2,875	8,847	2,330	6,518	555	6,096
Investments in	749	6,804	286	6,518	491	6,096
Fixed Assets	1,854	1,787	1,787	0	48	0
Deferred Expenses	272	256	256	0	16	0
TOTAL ASSETS	151,241	138,904	122,302	16,602	27,153	17,000
DERIVATIVES - CALL POSITIONS						
Futures				7,581		6,264
Options				6,320		2,827
Swaps				4,360		4,658
Other				1,850		1,082
TOTAL ASSETS AFTER ADJUSTMENTS (a)				36,713		31,830

Liabilities		Dec 31, 05				Sep 30, 05
	Consolidated	Business in Brazil			Business Abroad	Business in Brazil
		Total	Local Currency	Foreign Currency		Foreign Currency
Deposits	50,520	44,075	44,073	2	6,747	1
Demand Deposits	12,255	11,421	11,419	2	869	1
Savings Accounts	19,783	19,516	19,516	0	267	0
Interbank Deposits	646	319	319	0	327	0
Time Deposits	17,402	12,385	12,385	0	5,284	0
Other Deposits	434	434	434	0	0	0
Deposits Received under Securities Repo Agreements	22,031	20,257	20,272	(15)	1,775	0
Funds from Acceptances and Issue of Securities	4,961	5,736	1,524	4,212	2,779	3,700
Borrowings and On-lending Borrowings	9,156	7,959	4,831	3,128	3,898	2,550
Derivative Financial Instruments	2,436	1,089	1,089	0	1,366	0
Other Liabilities	30,744	28,531	23,351	5,180	3,933	5,955
Foreign Exchange Portfolio	6,634	7,880	3,591	4,289	0	4,863
Other	24,110	20,651	19,760	891	3,933	1,092
Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	14,640	14,640	14,640	0	0	0
Deferred Income	71	57	57	0	14	0
Minority Interest in Subsidiaries	1,124	1,000	1,000	0	123	0
Stockholder's Equity	15,560	15,560	15,560	0	6,518	0
Capital and Reserves	10,308	10,308	10,308	0	6,071	0
Net Income	5,251	5,251	5,251	0	447	0
TOTAL LIABILITIES	151,241	138,904	126,397	12,507	27,153	12,206
DERIVATIVES - PUT POSITIONS						
Futures				8,710		10,846
Options				4,330		3,016
Swaps				12,767		7,003
Other				1,540		2,044
TOTAL LIABILITIES AFTER ADJUSTMENTS (b)				39,854		35,114
FOREIGN EXCHANGE POSITION (c = a - b)				(3,141)		(3,284)
FOREIGN EXCHANGE POSITION OF MINORITY STOCKHOLDERS' (d)				(614)		(582)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) R$				(3,755)		(3,866)
NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (c + d) US$				(1,604)		(1,740)

(*) It does not exclude transactions between local and foreign business.

Activities Abroad

Activities Abroad

We have a prominent place abroad amongst the private capital economic groups. This presence is borne out by strategically located units in the Americas, Europe and Asia, which makes for important synergy in financing foreign trade, in placing Eurobonds, in providing more sophisticated financial transactions (structured notes), in private banking operations in Luxembourg, and in international transfers of funds, particularly Japan, with the 26 thousand post office service terminals and China, in which the activities of our representative office started in 2005. At December 31, 2005, our consolidated investments abroad totaled R$ 6,518 million (US$ 2,784 million), including non-financial business.

Highlights - Units Abroad

R$ Million

UNIT ABROAD	Dec 31, 05	Sep 30, 05	Comments on the variation in the quarterly results
Branches Abroad			
Assets	8,337	6,799	Lower income from derivative financial instruments, partially offset by corresponding transactions booked in Brazil.
Stockholder's Equity	1,916	1,805	
Income accumulated in the Financial Year	(10)	(20)	
Income in the Quarter	10	39	
Quarterly annualized ROA	0.5%	2.3%	
Quarterly annualized ROE	2.1%	8.9%	
Itau Bank, Ltd.			
Assets	3,441	2,906	Lower income from derivative financial instruments, partially offset by corresponding transactions booked in Brazil.
Stockholder's Equity	1,330	1,272	
Income accumulated in the Financial Year	64	62	
Income in the Quarter	3	20	
Quarterly annualized ROA	0.3%	2.7%	
Quarterly annualized ROE	0.8%	6.3%	
Banco Itaú Buen Ayre S.A.			
Assets	1,271	1,221	Higher income from loan transaction revenues.
Stockholder's Equity	231	218	
Income accumulated in the Financial Year	12	1	
Income in the Quarter	11	1	
Quarterly annualized ROA	3.5%	0.3%	
Quarterly annualized ROE	20.5%	1.9%	
Banco Itaú Europa S.A. Consolidated			
Assets	8,113	7,386	Higher income from the investiment in Banco BPI, which in 2005 achieved 30.2% growth in its net income.
Stockholder's Equity	1,098	1,049	
Income accumulated in the Financial Year	114	96	
Income in the Quarter	18	12	
Quarterly annualized ROA	0.9%	0.7%	
Quarterly annualized ROE	6.8%	4.7%	
Banco BBA and Subsidiaries(1)			
Assets	12,065	9,200	Higher income due to the appreciation and trading of Brazilian sovereign debt securities.
Stockholder's Equity	1,949	1,750	
Income accumulated in the Financial Year	178	72	
Income in the Quarter	106	45	
Quarterly annualized ROA	3.6%	2.0%	
Quarterly annualized ROE	23.6%	10.7%	

(1) BBA-Creditanstalt Bank Ltd., Banco Itaú-BBA S.A. - Nassau Branch, BBA Representaciones S.A., Banco BBA-Creditanstalt S.A. - Sucursal Uruguai, Nevada Woods S.A., Karen International Ltd., Mundostar S.A., AKBAR - Marketing e Serviços Ltda., BBA Overseas Ltd and BBA Icatu Securities, INC.

Activities Abroad

Trade Lines Raising

Our comprehensive relationship with correspondent banks ensures great power of penetration and diversification as to the sources of funds; coupled with a better perception of the fundamentals of the Brazilian economy, this is leading to a substantial increase in supply and to longer terms, while funding costs are being maintained at record levels.

Trade Line Distribution

Group/Country	Participation
Europe	55%
United States	26%
Latin America	12%
Canada	3%
Asia	3%

Performance of Over-Libor spread on trade lines (%p.a.)

At:	Due To:	
	180 days	360 days
Jun 30,05	0.200%	0.300%
Sep 30,05	0.200%	0.300%
Dec 31,05	0.150%	0.250%

Financial Funding

In the course of the fourth quarter of 2005, we concluded a Liquidity Facility transaction of US$ 250 million, linked to the payment order securitization program, which can be used in an 8-year period, with an issue of € 100 million for a 10-year term and at investment grade.

Main Issues Outstanding [1]

We highlight below the main financial issues outstanding in the fourth quarter of 2005.

US$ Million

Instrument	Coordinator	Balance at Sep 30,05	Issues in the Quarter	Amortizations in the Quarter	Balance at Dec 31,05	Issue Date	Maturity Date	Coupon %
Fixed Rate Notes [2]	Merrill Lynch	264			254	08/13/2001	08/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch and Itaubank	100			100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80			80	11/09/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch	105			105	11/25/2003	09/20/2010	5.010%
Fixed Rate Notes	ABN Amro Bank and Itaubank	125			125	01/31/2005	01/31/2008	4.375%
Floating Rate Notes [3]	Banca IMI e Royal Bank of Scotland	180			177	07/24/2003	07/24/2006	Euribor(7) + 0,55%
Floating Rate Notes	Itaubank	393			393	12/31/2002	03/30/2015	Libor(6) + 1,25%
Floating Rate Notes [4]	Itaú Europa, HypoVereinsbank and ING Luxembourg	240			237	06/25/2004	07/12/2007	Euribor(7) + 0,45%
Floating Rate Notes	Merrill Lynch	105			105	07/07/2004	03/20/2011	Libor(6) + 0,65%
Floating Rate Notes [4]	HypoVereinsbank and ING	240			237	06/22/2005	06/22/2010	Euribor(7) + 0,375%
Floating Rate Notes	Calyon	140			140	06/30/2005	06/20/2008	Libor(6) + 0,30%
Floating Rate Notes	Calyon	200			200	06/30/2005	09/20/2012	Libor(6) + 0,20%
Floating Rate Notes [5]	Itaú Europa, HypoVereinsbank and LB Baden Wuerttemberg		118		118	12/22/2005	12/22/2015	Euribor(7) + 0,55%
Other Notes [8]		376			356			
Total		**2,549**	**118**	**0**	**2,627**			

(1) Amounts refer to principal amounts.

(2) Amount in US$ equivalent to JPY 30 billion

(3), (4) e (5) Amounts in US$ equivalent to 150 million, 200 million and a 100 million, respectively

(6) 180-day Libor

(7) 90-day Euribor

(8) Structured and Credit Linked Notes



Banco Itaú Holding Financeira S.A.

Ownership Structure

Ownership Structure

Ownership Structure

Itaú manages its corporate structure in a way that makes the best use of its capital amongst the various operating segments of the company, mitigating possible inefficiencies arising from the organization of our interests in the companies. The abridged organization chart of Itaú's structure is shown below.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Dec 31, 05	Sep 30, 05	Dec 31, 04
Stockholder's	**51,624**	**49,362**	**48,706**
Outstanding Preferred Shares (in thousand)	502,434	50,902	52,647
Outstanding Common Shares (in thousand)	601,575	60,498	60,624
Outstanding Shares (in thousand)	**1,104,009**	**111,400**	**113,271**
Preferred Shares in Treasury (in thousand)	24,544	1,795	2,251
Common Shares in Treasury (in thousand)	4,388	98	63
Shares in Treasury (in thousand)	**28,932**	**1,894**	**2,314**

NB: On 10/20/04, a reverse split of shares was carried out.

We have shares in treasury as to make up for the non exercised options by the administrators.

Note 16 to the Financial Statements includes information and details on the average acquisition cost of treasury shares, as well as changes in the options granted to group executives under the "Plan for Granting Stock Options".



Note: The percentage above refers to the total of direct and indirect participation.
(*) Subject to Central Bank approval.

Performance in the Stock Market

Itaú Holding's preferred stock (ITAU4) closed 2005 at R$ 56.30 per share, with an appreciation of 41.1%, while common stock (ITAU3), appreciated by 34.3%, trading at R$ 47.01 per share at year-end. ADRs (ITU) traded on the NYSE were quoted at US$ 24.02 per ADR, with an appreciation of 59.8%. Our market capitalization reached R$ 62.2 billion at the end of 2005, corresponding to a 37.5% appreciation. At the end of the year, the market capitalization of our preferred stock (PN) represented 4 times its book value.

Average Daily Value of Trade in R$ millions			
	BOVESPA	NYSE	TOTAL
2002	22	8	30
2003	23	12	35
2004	31	19	50
2005	59	42	101

Noteworthy developments during 2005 were:

a) The average daily trading volume of our shares and ADRs increased significantly, by 104.9%.

b) 58.5% of our average daily financial volume corresponded to shares traded on Bovespa.

Share Price Performance - in R$

In 2005	Preferred Shares	Common Shares
Maximum in year (a)	59.89	50.00
Average in year	47.15	41.52
Minimum in year (b)	37.55	33.00
Variation % (a/b)	59.5%	51.5%
Price (*)	56.30	47.01

(*) At December 29, 2005

Dividends / Interest on Own Capital (IOC)



| Dividends/IOC - R$ millions — Dividends/IOC - R$ per share |

Over the past 10 years, Itaú Holding distributed 35% of Net Income, on average, to its shareholders as Dividends/ Interest on Own Capital. Additionally during the past 15 years, no capital increase in cash was carried out, while Dividends/Interest on Own Capital distributed to our shareholders were in excess of R$ 8.6 billion.

In 2005, for the fourth consecutive year, the Board of Directors approved an increase of the unit monthly dividend (from R$ 0.017 to R$ 0.021 per share), and accordingly the Dividend/Interest on Own Capital distributed totaled R$ 1,852 million (R$ 1.68 per share).

Significant Events "Stock Split"

Under our stock split procedure, on October 3, 2005, 9 new shares were distributed for each preferred and common share outstanding on the São Paulo Stock Exchange (Bovespa) and, on October 6, 2005, 4 new ADRs were distributed for each ADR outstanding on the New York Stock Exchange (NYSE). As a result of this transaction, each ADR now represents one preferred share. Our stock capital is currently comprised of 1,132,941,290 book entry shares, with no par value, of which 605,963,420 are common and 526,977,870 are preferred shares.

"Recognitions - Fourth Quarter of 2005"

APIMEC* Award - Federal District - Best Meeting of 2004
APIMEC* Award - RIO - Best Meeting of 2004
APIMEC* Award - Northeast - Best Meeting of 2004
Walter Fredrich 2004 Award (APIMEC* - South) - Best Meeting

* Brazilian Association of Analysts and Investment Professionals in the Capital Market

Subsequent Event

In January 2006, Itaú Holding and XL Capital Ltd. (XL) executed an Memorandum of Understanding whereby a new insurance company will be formed in Brazil, engaging in the large commercial and industrial risk insurance market.

Management believes that this transaction will leverage synergies between Itaú and XL, by associating our knowledge and penetration in the Brazilian market with XL's expertise in large risk insurance underwriting and reinsurance capacity, for the benefit of our customers and insurance brokers. It should also be pointed out that the proposed partnership was designed bearing in mind the potential changes in the regulation of the reinsurance industry in Brazil, currently under discussion in the Brazilian Congress.

Performance Culture

The higher market capitalization, the significant increase in the liquidity of our stock, and the launch of differentiated products and services for the capital market, among other initiatives, reflect the enhancement of Itaú Holding's Performance Culture, which aims at creating value for our stockholders and focusing on sustained profitability. As a result of the strategic long-term vision of our Performance Culture, the return on stockholders' equity has remained above 30% over the past fourteen quarters.

Return on Average Equity (%) (*)



(*) Annualized ROE

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (0xx11) 3674-2000

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1. In connection with our audit of the financial statements of Banco Itaú Holding Financeira S.A. and Banco Itaú Holding Financeira S.A. and its subsidiaries as of December 31, 2005 and 2004, on which we issued an unqualified opinion dated February 14, 2005, we performed a review of the supplementary information included in Management's Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries.

2. Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management's Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries. The supplementary information included in Management's Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3. On the basis of our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2005 taken as a whole.

São Paulo, February 14, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador
CRC 1SP110374/O-0



December 2005



Banco Itaú Holding Financeira S.A.

Complete Financial Statements



BANCO ITAÚ HOLDING FINANCEIRA S.A.
INFORMATION ON THE RESULTS FOR 2005

We present below the results of Itaú for 2005. The complete financial statements and the Management's Discussion and Analysis are available on the Itaú website (http://www.itauri.com.br).

1. Consolidated net income totaled R$ 5,251 million in 2005, with return of 35.3% on average consolidated stockholders' equity. Consolidated stockholders' equity totaled R$ 15,560 million, a 11.4% increase as compared to the previous year, and referential equity for operating limits calculation purposes was R$ 20,644 million, resulting in a Basil ratio of 17.0%, which is above the minimum required by authorities. Itaú preferred and common shares for the year rose 46.5% and 47.0%, respectively, while the Bovespa index rose 29.7%. Interest on own capital that was provided for and paid to stockholders totaled R$ 1,852 million, at the rate of R$ 1.68 per share.

2. Itaú employed 51,036 people at the end of 2005, an increase of 5,720 new employees, because of the expansion of its business, mainly in consumer credit segment. Fixed compensation plus charges and benefits totaled R$ 3,357 million or an average of R$ 71 thousand per employee for the year. Welfare benefits granted to employees and their dependants totaled R$ 588 million. Additionally, Itaú invested R$ 58 million in education, training, and development programs.

3. Itaú paid or provided for its own taxes and contributions for the year in the amount of R$ 5,279 million. Additionally the amount of R$ 6,339 million in taxes was withheld from clients, collected and paid.

4. The efficiency ratio reached 50.3%, featuring a significant increase as compared to 53.9% for 2004. It reflects the ongoing efforts made by Itaú to control costs and increase revenues.

5. Consolidated assets totaled R$ 151,241 million, a 16.0% increase as compared to 2004. The loan portfolio, including guarantees and sureties, grew 27.2% per year, totaling R$ 67.756 million. Noteworthy is the 31.6% growth in the segment of micro, small and middle market companies, and 57.0% in credit to individuals.

6. Total own free, raised and managed funds increased 17.5% for the year, totaling R$ 248,113 million. Time deposits grew 57.8%. The total amount of technical provisions for insurance, pension plan and capitalization reached R$ 14,640 million, an increase of 32.8% as compared to 2004. Premiums earned and the result of capitalization and pension plans grew 15.4% for the year.

7. Moody's and Fitch Ratings, major international rating agencies, raised Itaú's Financial Strength and Individual ratings, respectively. Such upgrades reflect the strong financial performance of the Bank, associated with improvements in operating efficiency and consistent profitability. These ratings rank Itaú as the best Brazilian bank. Itaú was also recognized as the Best Brazilian bank by Euromoney and Global Finance magazines, and the most ethical and best managed bank among top banks in Latin America by Latin Finance/Management & Excellence magazine.

8. One more time, Itaú was selected as one of the companies that make up the Dow Jones Sustainability World Index (DJSWI), and it is the only Latin American bank in this Index that evaluates companies' corporate sustainability. Itaú Holding was also selected to be part of the theoretical portfolio of the Business Sustainability Index of Bovespa (ISE), with a participation of 17.3%. ISE was created as a benchmark for socially responsible investments and indicator of good practices in the Brazilian business environment.

9. The value of the Itaú brand is US$ 1,342 million, an increase of 11.7% in relation to 2004. Since the beginning of this evaluation, it is considered the most valuable brand of the country, according to the British consulting company Interbrand.

10. Important initiatives reflected Itaú's concern for social and environmental issues, among which are the creation of the Social and Environmental Responsibility Executive Committee Commission, the Corporate Liaison Office, the campaign "O Itaú quer ouvir você" (Itaú wants to hear your opinion), and the adoption of a methodology that includes social and environmental assessment criteria for the financing of projects for middle market companies.

11. The programs of Instituto Itaú Cultural totaled R$ 26 million. The Rumos (Directions) Program received over 1,500 applications from the whole country for categories Visual Arts and Cultural and Art Education. Noteworthy are also the exhibit "O Corpo na Arte Contemporânea Brasileira" (The Body in Brazilian Contemporary Art) and the "Cinético Digital" exhibit, visited by over 130 thousand people. Fundação Itaú Social invested R$ 22 million in own projects and in more of 100 partnerships and supports to institutions. Noteworthy is the 6th edition of the Itaú-Unicef Award, with 1,682 participant projects and the 1st edition of the Itaú Support to Entrepreneurs Award, with the participation of 44 Civil Society Organizations of Public Interest (OSCIPs) that work with micro credit.

12. Several initiatives and events, aiming the employees and the community, marked the celebration of Itaú's 60th anniversary. Lectures about subjects related to Corporate Social Responsibility taken place at Instituto Itaú Cultural headquarter. Concerts with famous artists were realized at Paulista Avenue, in subway stations and at several locations all over São Paulo city. In total, 100 presentations were promoted. Noteworthy, was the New Year's Eve celebration concert at Paulista Avenue.

13. On January 30, 2006, Itaú Holding and XL Capital Ltd. (XL) signed a Memorandum of Understanding aiming to create a new insurance company in Brazil, which will operate in the commercial and industrial insurance markets of high risk.

São Paulo, February 20, 2006.

Olavo Egydio Setubal

Chairman

MANAGEMENT REPORT - 2005

To our Stockholders:

We present the Management Report and financial statements of Banco Itaú Holding Financeira S.A. (Itaú Holding) and its subsidiaries for 2005, in accordance with the regulations established by the Brazilian Corporate Law, the Central Bank of Brazil (BACEN) and the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP).

The Economy and the Banking Sector

The economic growth in 2005 shall be lower than the growth posted in 2004. In an environment of stringent monetary policy and slow increase in the average real salary, the economic activity faced a slowdown in investments and in demand; however, the solid performance of exports supported the growth of the Brazilian economy. On the other hand, the Broad Consumer Price Index (IPCA) showed an inflation of 5.69% in 2005, as compared to 7.60% in 2004, thus showing convergence to the target of 4.5% in 2006.

In 2005, the appreciation of the Real was approximately 16% in nominal terms and over 25% in real terms in relation to the US dollar. Nevertheless, Brazil's total external debt decreased from US$ 220 billion in December 2004 to approximately US$ 188 billion at the end of 2005, being noteworthy the anticipation of the payment of the debt owed to IMF amounting to US$ 15.8 billion. Exports increased from US$ 96.5 billion in 2004 to US$ 118.3 billion in 2005. The Central Bank adopted a policy of reinforcing the level of international reserves, totaling US$ 57 billion.

The progressive decrease in 2004 of the debt/GDP ratio halted in 2005, which was characterized by the stable public indebtedness of 51.7% of the GDP. The policy to strengthen the debt profile, however, continued, with a larger share of fixed debt than that indexed to foreign currency.

Credit to individuals increased 29.7%. In addition to payroll advance loans, which once more presented a large increase, another outstanding product for individuals was the credit card, with a 28.2% increase in the number of cards.

Credit to businesses, in turn, had a lower increase, of 11.6%; however, it went hand in hand with a large increase in other financing instruments, such as issue of shares, foreign funding, and debentures registered at CVM.

Demand deposits increased 7.7% in real terms when comparing December 2005 to December 2004. Time deposits increased 27% in real terms, while savings deposits remained in the same levels of 2004.

Banco Itaú Holding Financeira S.A.

Main Economic and Financial Indicators

	2005	2004	Change %
Income – R$ million			
Gross income from financial operations	11,157	10,200	9.4
Income from services, insurance, pension plans and capitalization	14,417	12,398	16.3
Expenses not related to interest (1)	10,428	9,015	15.7
Operating income	8,183	7,342	11.5
Consolidated recurring net income	5,443	4,870	11.8
Consolidated net income	5,251	3,776	39.1
Results per share – R$			
Consolidated net income	4.76	3.33	42.9
Book value	14.09	12.33	14.3
Interest on own capital	1.68	1.21	38.8
Price per share PN (2)	57.05	38.93	46.5
Market capitalization – R$ million (3)	62,980	44,092	42.8
Balance sheet – R$ million			
Total assets	151,241	130,339	16.0
Total loans (including guarantees and sureties)	67,756	53,275	27.2
Free, raised and managed own resources	248,113	211,238	17.5
Subordinated debts	4,584	4,765	(3.8)
Consolidated stockholders' equity	15,560	13,971	11.4
Referential equity (4)	20,644	19,806	4.2
Financial ratios (%)			
Recurring return on average equity	36.6	37.7	
Return on average equity	35.3	29.2	
Return on average assets	3.7	3.0	
Efficiency ratio (5)	50.3	53.9	
Solvency ratio (Basel ratio) (6)	17.0	20.6	
Fixed assets ratio (6)	26.1	27.4	

(1) Includes personnel expenses, other administrative expenses and tax expenses with CPMF and other taxes and other operating expenses.

(2) Based on the average quote in December.

(3) Calculated based on the average quote of preferred shares in December.

(4) Capital basis, calculated according to BACEN Resolution No. 2.837, dated May 30, 2001, based on the economic and financial consolidated result.

(5) Calculated based on international criteria defined in the Management Discussion and Analysis Report.

(6) Position at December 31.

Consolidated net income for the year was R$ 5,251 million, with a return of 35.3% on average equity. Itaú Holding paid and provided for taxes and contributions for the year in the amount of R$ 5,279 million.

Consolidated assets totaled R$ 151,241 million, a growth of 16.0% as compared to December 2004. The credit portfolio grew 27.2%, totaling R$ 67,756 million in December 2005. This increase was basically derived from the performance of the following segments: micro, small and middle market companies and individuals, which grew 31.6% and 57.0%, respectively.

Stockholders' equity totaled R$ 15,560 million at the end of 2005, an 11.4% increase for the year. Referential equity, for operating limits calculation purposes, totaled R$ 20,644 million.

Itaú Holding's preferred shares increased 46.5% and common shares, 47.0%, as compared to the end of 2004, while the Bovespa index rose 29.7%. At the end of 2005, the market value on stock exchanges of Itaú Holding reached R$ 62,980 million.

Total own free, raised and managed funds increased 17.5% as compared to December 2004, totaling R$ 248,113 million. The highlight is a 57.8% growth in time deposits.

At the end of 2005, Itaú Holding's total service network totaled 4,348 units, comprising branches, service centers, and electronic service centers in companies as well as Taií stores. The ATM network totaled 22,023 units. A total of 2,6 billion transactions were carried out through self-service automation, including ATMs, telephone calls, fax machines, Internet, automatic debit systems, and purchases with credit cards. The increase in relation to 2004 was of 14.2%.

Itaú Holding employed 51,036 people by the end of 2005, with the hire of 5,720 new employees, because of the expansion of its business, mainly in consumer credit segment. Fixed compensation plus charges and benefits totaled R$ 3,357 million or an average of R$ 71 thousand per employee for the year. Welfare benefits granted to employees and their dependants totaled R$ 588 million. Additionally, Itaú invested R$ 58 million in education, training, and development programs.

Highlights and Awards

In 2005, Moody's and Fitch Ratings, major international rating agencies, raised Itaú's Financial Strength and Individual ratings, respectively. Such upgrades reflect the strong financial performance of the Bank, associated with improvements in operating efficiency and consistent profitability. These ratings rank Itaú as the best Brazilian bank.

Itaú Holding was selected, one more time, as one of the companies that make up the Dow Jones Sustainability World Index (DJSWI), and it is the only Latin American bank in this Index that evaluates companies' corporate sustainability.
Itaú Holding was also selected to be part of the theoretical portfolio of the Business Sustainability Index of Bovespa (ISE), with a participation of 17.3%. ISE was created as a benchmark for socially responsible investments and indicator of good practices in the Brazilian business environment.

The value of Itaú brand is US$ 1,342 million, an 11.7% increase as compared to 2004. Since the beginning of this evaluation, it is considered the most valuable brand of the country, according to the British consulting company Interbrand. It was also recognized as the most admired company in Brazil, an award granted by TNS InterScience and Carta Capital magazine in the retail, insurance and private pension segments.

Itaú Holding was also recognized as the best Brazilian bank by Euromoney and Global Finance magazines, and the most ethical and best managed bank among top banks in Latin America by Latin Finance/Management & Excellence magazine.

Social and Environmental Responsibility

Among the several initiatives which reflect Itaú Holding's commitment to sustainability, we highlight the creation of the Social and Environmental Responsibility Executive Committee and Commission, which are responsible for determining and implementing Itaú Holding's social and environmental responsibility policy. The Commission is also responsible for evaluating and implementing the several projects and initiatives comprising its social and environmental responsibility agenda.

Another initiative worth mentioning is the launching of Itaú's Corporate Liaison Office, a channel that complements the Itaú's customer service initiatives, implemented since 1987, with the creation of the Customer Relationship Service (SAC – Disque Itaú), one of the first customer support channel in Brasil. The commitment to service quality was also publicly reinforced with the campaign "O Itaú quer ouvir você" (Itaú wants to hear your opinion). In order to extend the positive effects of the adoption of the Ecuador Principles, Itaú started to adopt a methodology that includes social and environmental assessment criteria to the financing of projects for middle market companies.

The programs of Instituto Itaú Cultural totaled R$ 26 million. The Rumos (Directions) Program, the purpose of which is to support, map and promote the art and intellectual production in the country, received over 1,500 applications for the categories Visual Arts and Cultural and Art Education. The exhibits "O Corpo na Arte Contemporânea Brasileira" (The Body in Brazilian Contemporary Art) and "Cinético Digital" were visited by over 130 thousand people. The Itaú Cultural website was elected the best website of the Brazilian internet in all categories of the Ibest Award and, for the third consecutive year, was recognized as the best website in the Art and Culture category.

Fundação Itaú Social invested R$ 22 million in own projects and more than 100 partnerships and supports of institutions which social initiatives aligned with its principles. The sixth edition of the Itaú-Unicef Award counted on 1,682 participant projects. The first edition of the Itaú Support to Entrepreneurs Award, the purpose of which is to identify, divulge and support the work of Civil Society Organizations of Public Interest (OSCIPs) that work with micro credit, involved 44 institutions. As recognition for the work developed in the education field, the Fundação Itaú Social received the Millennium Development Goals – Brazil Award in category Organization, with the "Escrevendo o Futuro" (Writing the Future) Program.

Itaú 60th Anniversary

Several initiatives and events, aiming the employees and the community, marked the celebration of Itaú's 60th anniversary. Lectures about subjects related to Corporate Social Responsibility taken place at Instituto Itaú Cultural headquarter. Concerts with famous artists were realized at Paulista Avenue, in subway stations and at several locations all over São Paulo city. In total, 110 presentations were promoted. Noteworthy, was the New Year's Eve celebration concert at Paulista Avenue.

Subsequent Event

On January 30, 2006, Itaú Holding and XL Capital Ltd. (XL) signed a Memorandum of Understanding aiming to create a new insurance company in Brazil, which will operate in the commercial and industrial insurance markets of high risk.

XL is a leading provider of insurance and reinsurance coverage and financial products and services to industrial and commercial enterprises and insurance companies. The synergy existent between Itaú Holding and XL will bring advantages for our customers and insurance brokers.

Independent Auditors – CVM Instruction No. 381

In the period, PricewaterhouseCoopers Auditores Independentes provided audit related services to enable the

Bank to comply with the rules set forth by the Sarbanes Oxley Act, Section 404, in the amount of R$ 1,764 thousand, representing 11.0% of the total fees paid. PricewaterhouseCoopers Auditores Independentes and related parties did not provide other non-audit related services in excess of 5% of total external audit fees.

Circular No. 3,068 of Bacen

Under Circular 3,068 of the Central Bank of Brazil, of November 8, 2001, which sets forth recording and accounting criteria for marketable securities, Itaú Holding hereby declares to have the financial capacity and the intention to hold to maturity securities classified under line item "held-to-maturity securities" in the balance sheet, in the amount of R$ 1,933 million, corresponding to only 5.8% of total securities held.

Acknowledgements

We once again thank our stockholders and clients for their essential support and trust which drive us to seek differentiated results, and our employees for their efforts and dedication which have provided us with important achievements.

(Approved at the Meeting of the Board of Directors on February 20, 2006.)

The complete financial statements and the Management Discussion and Analysis Report, which present further details on the results for the period, are available on the Itaú Holding website (http://www.itauri.com.br).

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS

Chairman
OLAVO EGYDIO SETUBAL

Vice-Chairmen
ALFREDO EGYDIO ARRUDA VILLELA FILHO
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL

Members
ALCIDES LOPES TÁPIAS
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ VILARASAU SALAT
MARIA DE LOURDES EGYDIO VILLELA
PERSIO ARIDA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS
TEREZA CRISTINA GROSSI TOGNI

EXECUTIVE BOARD
Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-President
HENRI PENCHAS

Executive Vice-Presidents
ALFREDO EGYDIO SETUBAL
CANDIDO BOTELHO BRACHER

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
RODOLFO HENRIQUE FISCHER
SÍLVIO APARECIDO DE CARVALHO

Managing Directors
JACKSON RICARDO GOMES
MARCO ANTONIO ANTUNES
VILSON GOMES DE BRITO

Deputy Managing Director
WAGNER ROBERTO PUGLIESI

INTERNATIONAL ADVISORY BOARD
ROBERTO EGYDIO SETUBAL
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS
JOSÉ CARLOS MORAES ABREU
JULIO LAGE GONZALEZ
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
RUBENS ANTONIO BARBOSA
SERGIO SILVA DE FREITAS

Accountant
JOSÉ MANUEL DA COSTA GOMES
CPF: 053.697.558-25
CRC - 1SP219892/O-0

ADVISORY BOARD
FERNANDO DE ALMEIDA NOBRE NETO
LÍCIO MEIRELLES FERREIRA
LUIZ EDUARDO CAMPELLO

COMPENSATION COMMITTEE
President
OLAVO EGYDIO SETUBAL
Members
CARLOS DA CAMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL
ROBERTO TEIXEIRA DA COSTA

AUDIT COMMITTEE
President
CARLOS DA CAMARA PESTANA
Effective Members
ALCIDES LOPES TÁPIAS
TEREZA CRISTINA GROSSI TOGNI

SECURITIES TRADING COMMITTEE
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ALFREDO EGYDIO SETUBAL
ANTONIO CARLOS BARBOSA DE OLIVEIRA
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES AMARO
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO

MATERIAL INFORMATION DISCLOSURE COMMITTEE
ALCIDES LOPES TÁPIAS
ALFREDO EGYDIO ARRUDA VILLELA FILHO
ALFREDO EGYDIO SETUBAL
ANTONIO CARLOS BARBOSA DE OLIVEIRA
ANTÔNIO JACINTO MATIAS
HENRI PENCHAS
MARIA ELIZABETE VILAÇA LOPES AMARO
ROBERTO TEIXEIRA DA COSTA
SILVIO APARECIDO DE CARVALHO
TEREZA CRISTINA GROSSI TOGNI

FISCAL BOARD
President
GUSTAVO JORGE LABOISSIERE LOYOLA

Members
FERNANDO ALVES DE ALMEIDA
IRAN SIQUEIRA LIMA

BANCO ITAÚ S.A.

President and Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Senior Vice-Presidents
ALFREDO EGYDIO SETUBAL
ANTÔNIO JACINTO MATIAS
HENRI PENCHAS
RENATO ROBERTO CUOCO

Executive Vice-Presidents
HÉLIO DE MENDONÇA LIMA
JOSÉ FRANCISCO CANEPA
RODOLFO HENRIQUE FISCHER
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU

Legal Counsel
LUCIANO DA SILVA AMARO

Executive Directors
ALEXANDRE DE BARROS
CLÁUDIO RUDGE ORTENBLAD
FERNANDO TADEU PEREZ
JOÃO JACÓ HAZARABEDIAN
MARCO AMBROGIO CRESPI BONOMI
OSVALDO DO NASCIMENTO
SÉRGIO RIBEIRO DA COSTA WERLANG
SÍLVIO APARECIDO DE CARVALHO

Senior Managing Directors
ANTONIO CARLOS MORELLI
ALEXANDRE ZÁKIA ALBERT
CARLOS HENRIQUE MUSSOLINI
JACKSON RICARDO GOMES
JOSÉ GERALDO BORGES FERREIRA
LUIZ ANTONIO FERNANDES VALENTE
LYWAL SALLES FILHO
MARIA ELIZABETE VILAÇA LOPES AMARO
PAULO ROBERTO SOARES
RICARDO VILLELA MARINO

Managing Directors
ANTONIO CARLOS RICHECKI RIBEIRO
ALMIR VIGNOTO
ANDRÉ DE MOURA MANDARÁS
ANTONIO SIVALDI ROBERTI FILHO
AURÉLIO JOSÉ DA SILVA PORTELLA
ARNALDO PEREIRA PINTO
CARLOS EDUARDO DE MORI LUPORINI
CARLOS EDUARDO MÔNICO
CESAR PADOVAN
CÍCERO MARCUS DE ARAÚJO
CRISTIANE MAGALHÃES TEIXEIRA
EDELVER CARNOVALI
EDUARDO ALMEIDA PRADO
ERIVELTO CALDERAN CORRÊA
FABIO WHITAKER VIDIGAL
HELI DE ANDRADE
JAIME AUGUSTO CHAVES
JOÃO ANTONIO DANTAS BEZERRA LEITE
JOÃO COSTA
JOAQUIM MARCONDES DE ANDRADE WESTIN
JOSÉ ANTONIO LOPES
JOSÉ CARLOS QUINTELA DE CARVALHO
JÚLIO ABEL DE LIMA TABUAÇO
LUÍS ANTÔNIO RODRIGUES
LUIZ ANTONIO NOGUEIRA DE FRANÇA
LUIZ ANTONIO RIBEIRO
LUIZ ANTONIO RODRIGUES
LUIZ EDUARDO ZAGO
LUIZ FERNANDO DE ASSUMPÇÃO FARIA
LUIZ MARCELO ALVES DE MORAES
MANOEL ANTONIO GRANADO
MARCELO HABICE DA MOTTA
MARCELO SANTOS RIBEIRO
MARCO ANTONIO ANTUNES
MARCOS ROBERTO CARNIELLI
MÁXIMO HERNÁNDEZ GONZÁLEZ
MIGUEL BURGOS NETO
MOACYR ROBERTO FARTO CASTANHO
PASCHOAL PIPOLO BAPTISTA
PATRICK PIERRE DELFOSSE
RENATA HELENA OLIVEIRA TUBINI
RICARDO ORLANDO
RICARDO TERENZI NEUENSCHWANDER
VALMA AVERSI PRIOLI

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman
ROBERTO EGYDIO SETUBAL

Vice-Chairmen
FERNÃO CARLOS BOTELHO BRACHER
HENRI PENCHAS

Members
ALFREDO EGYDIO SETUBAL
ANTONIO BELTRAN MARTINEZ
ANTONIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER
EDMAR LISBOA BACHA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN
RODOLFO HENRIQUE FISCHER
SÉRGIO RIBEIRO DA COSTA WERLANG

EXECUTIVE BOARD

Chief Executive Officer
CANDIDO BOTELHO BRACHER

Managing Vice-Presidents
ANTÔNIO CARLOS BARBOSA DE OLIVEIRA
EDUARDO MAZZILLI DE VASSIMON
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN

Vice-President Directors - Commercial
ALBERTO FERNANDES
SÉRGIO AILTON SAURIN

Directors
ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRÉ LUIS TEIXEIRA RODRIGUES
ANDRÉ LUIZ HELMEISTER
ANDRÉ EMILIO KOK NETO
CAIO IBRAHIM DAVID
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHOS
EZEQUIEL GRIN
FERNANDO ALCÂNTARA DE FIGUEREDO BEDA
FERNANDO FONTES IUNES
FRANCISCO PAULO COTE GIL
GUSTAVO HENRIQUE PENHA TAVARES
JOÃO CARLOS DE GÊNOVA
JOÃO REGIS DA CRUZ NETO
JOSÉ IRINEU NUNES BRAGA
LUIS ALBERTO PIMENTA GARCIA
LUIZ AUGUSTO NUNES DA SILVA
LUIZ HENRIQUE CAMPIGLIA
MARCELO MAZIERO
MARIA CRISTINA LASS
MARIO LUIZ AMABILE
ODAIR DIAS DA SILVA JUNIOR
PAOLO SERGIO PELLEGRINI
PAULO DE PAULA ABREU

ITAÚ SEGUROS S.A.

Chief Executive Officer
LUIZ DE CAMPOS SALLES

Senior Managing Director
JACQUES BERGMAN

Superintendent Director
RUY VILLELA MORAES ABREU

Managing Directors
ASTÉRIO SAMPAIO MIRANDA
IDACELMO MENDES VIEIRA
ITAMAR BORGES ZILIOTTO
MANES ERLICHMAN NETO
OSMAR MARCHINI

Managing Vice-Presidents - Executive
OLAVO EGYDIO SETUBAL JÚNIOR
MARCELO BLAY

Executive Directors
CARLOS EDUARDO DE MORI LUPORINI
CLÁUDIO CÉSAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO

BANCO ITAUCRED FINANCIAMENTOS S.A.

Chief Executive Officer
ROBERTO EGYDIO SETUBAL

Managing Vice-Presidents
JOSÉ FRANCISCO CANEPA
MARCO AMBRÓGIO CRESPI BONOMI

Directors
ARNALDO PEREIRA PINTO
DILSON TADEU DA COSTA RIBEIRO
ERIVELTO CALDERAN CORRÊA
FERNANDO JOSÉ COSTA TELES
FLÁVIO KITAHARA SOUSA
GERÔNCIO MOTA MENEZES FILHO
JACKSON RICARDO GOMES
LUÍS FERNANDO STAUB
LUÍS OTÁVIO MATIAS
LUIZ TADEU CASTRO SANCHES
MANOEL DE OLIVEIRA FRANCO
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
MÁRIO MENDES AMADEU
MÁRIO WERNECK BRITTO
RODOLFO HENRIQUE FISCHER

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

ASSETS	12/31/2005	12/31/2004
CURRENT ASSETS	**114,009,687**	**99,429,825**
CASH AND CASH EQUIVALENTS	**2,084,562**	**1,930,452**
SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)	**22,046,168**	**19,183,059**
Money market	12,638,814	10,772,391
Money market - Assets Guaranteeing Technical Provision - SUSEP (Note 10b)	343,282	202,646
Interbank deposits	9,064,072	8,208,022
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**25,010,685**	**20,467,391**
Own portfolio	7,427,592	7,108,136
Subject to repurchase commitments	1,494,811	421,006
Pledged in guarantee	617,413	1,582,728
Deposited with the Central Bank	-	198,804
Derivative financial instruments	2,573,001	1,645,465
Guarantor Resources of Technical Provision - Funds quotas of PGBL/VGBL (Note 10b)	10,214,972	6,917,731
Guarantor Resources of Technical Provision - Other securities (Note 10b)	2,682,896	2,593,521
INTERBANK ACCOUNTS	**13,323,336**	**10,600,668**
Pending settlement	12,839	18,272
Central Bank deposits	13,307,236	10,569,115
National Housing System (SFH)	1,291	8,029
Correspondents	1,970	5,252
INTERBRANCH ACCOUNTS	**20,792**	**16,095**
LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)	**36,896,491**	**31,160,853**
Operations with Credit Assignment Characteristics (Note 4d)	40,237,298	32,721,041
(Allowance for loan losses) (Note 4e)	(3,340,807)	(1,560,188)
OTHER RECEIVABLES	**13,746,752**	**15,394,316**
Foreign exchange portfolio (Note 8)	6,513,942	9,159,294
Income receivable	595,892	575,081
Insurance premium receivable (Note 10b)	714,179	646,989
Negotiation and Intermediation of securities	923,047	341,572
Sundry (Note 12a)	4,999,692	4,671,380
OTHER ASSETS (Note 4f)	**880,901**	**676,991**
Other assets	378,630	380,995
(Valuation allowance)	(95,563)	(111,275)
Prepaid expenses (Note 12b)	597,834	407,271
LONG-TERM RECEIVABLES	**34,356,913**	**27,789,995**
SHORT-TERM INTERBANK DEPOSITS (Notes 4a and 5)	**830,576**	**563,613**
Money market	32,092	46,960
Money market - Assets Guaranteeing Technical Provision - SUSEP (Note 10b)	85,819	-
Interbank deposits	712,665	516,653
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4b, 4c and 6)	**8,117,637**	**8,708,194**
Own portfolio	4,890,102	5,859,692
Subject to repurchase commitments	1,107,294	406,757
Pledged in guarantee	395,797	589,365
Deposited with the Central Bank	121,305	658,213
Derivative financial instruments	662,643	316,078
Guarantor Resources of Technical Provision - Other securities (Note 10b)	940,496	878,089
INTERBANK ACCOUNTS - National Housing System (SFH)	**362,834**	**261,497**
LOAN, LEASING AND OTHER CREDIT OPERATIONS (Note 7)	**19,631,902**	**13,192,658**
Operations with Credit Assignment Characteristics (Note 4d)	20,398,271	14,686,025
(Allowance for loan losses) (Note 4e)	(766,369)	(1,493,367)
OTHER RECEIVABLES	**4,564,432**	**4,555,251**
Negotiation and Intermediation of securities	16,813	-
Sundry (Note 12a)	4,547,619	4,555,251
OTHER ASSETS - Prepaid expenses (Note 12b)	**849,532**	**508,782**
PERMANENT ASSETS	**2,874,830**	**3,118,823**
INVESTMENTS (Notes 4g and 15a II)	**749,208**	**919,973**
Investments in subsidiaries and affiliates	587,724	773,353
Domestic	101,172	112,029
Abroad	486,552	661,324
Other investments	268,539	250,929
(Allowance for losses)	(107,055)	(104,309)
FIXED ASSETS (Notes 4h and 15b)	**1,835,740**	**1,964,889**
Property for own use	2,147,465	2,146,261
Other fixed assets	3,367,804	3,107,112
(Accumulated depreciation)	(3,679,529)	(3,288,484)
OPERATING LEASE (Note 4i)	**18,067**	**-**
Leased assets	18,552	-
(Accumulated depreciation)	(485)	-
DEFERRED CHARGES (Notes 4j and 15b)	**271,815**	**233,961**
Organization and expansion expenses	499,708	502,702
(Accumulated amortization)	(227,893)	(268,741)
TOTAL ASSETS	**151,241,430**	**130,338,643**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Balance Sheet
(In thousands of Reais)

LIABILITIES	12/31/2005	12/31/2004
CURRENT LIABILITIES	**85,826,006**	**82,265,006**
DEPOSITS (Notes 4a and 9b)	**45,704,420**	**40,633,743**
Demand deposits	12,255,358	11,005,716
Savings deposits	19,782,601	19,197,331
Interbank deposits	645,530	647,197
Time deposits	12,586,822	9,632,901
Other deposits	434,109	150,598
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4a and 9c)	**10,272,349**	**10,505,459**
Own portfolio	5,751,998	4,200,665
Third-party portfolio	4,520,351	6,097,387
Free portfolio	-	207,407
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**853,986**	**1,325,277**
Mortgage notes	-	1,456
Debentures	105,452	-
Foreign borrowings in securities	748,534	1,323,821
INTERBANK ACCOUNTS	**52,221**	**124,695**
Pending settlements	179	117
Correspondents	52,042	124,578
INTERBRANCH ACCOUNTS	**990,712**	**953,539**
Third-party funds in transit	989,132	945,920
Internal transfer of funds	1,580	7,619
BORROWINGS AND ONLENDINGS (Notes 4a and 9e)	**4,014,281**	**5,731,378**
Borrowings	2,777,351	4,179,349
Onlendings	1,236,930	1,552,029
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**2,066,433**	**1,058,833**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4k and 10a)	**2,720,883**	**2,466,845**
OTHER LIABILITIES	**19,150,721**	**19,465,237**
Collection and payment of taxes and contributions	206,185	264,791
Foreign exchange portfolio (Note 8)	6,634,460	9,405,346
Social and statutory	1,683,031	1,209,192
Tax and social security contributions (Note 14d I)	1,801,975	1,319,497
Negotiation and Intermediation of securities	892,006	545,223
Credit card operations	5,304,011	3,675,329
Securitization of foreign payment orders (Note 9f)	105,306	526,710
Subordinated debts (Note 9g)	72,743	67,456
Sundry (Note 12c)	2,451,004	2,451,693
LONG-TERM LIABILITIES	**48,661,269**	**32,861,917**
DEPOSITS - Time deposits (Notas 4a and 9b)	**4,815,315**	**1,396,087**
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS - Own Portfolio (Notes 4a and 9c)	**11,758,301**	**5,592,959**
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4a and 9d)	**4,106,776**	**2,105,686**
Debentures	1,350,000	-
Foreign borrowings in securities	2,756,776	2,105,686
BORROWING AND ONLENDINGS (Notes 4a and 9e)	**5,141,991**	**4,786,588**
Borrowings	2,074,266	1,811,829
Onlendings	3,067,725	2,974,759
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c and 6f)	**369,816**	**114,403**
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4Kand 10a)	**11,918,651**	**8,556,228**
OTHER LIABILITIES	**10,550,419**	**10,309,966**
Tax and social security contributions (Note 14d I)	3,506,189	2,524,412
Securitization of foreign payment orders (Note 9f)	1,180,029	1,376,317
Subordinated debts (Note 9g)	4,511,678	4,697,884
Sundry (Note 12c)	1,352,523	1,711,353
DEFERRED INCOME	**70,977**	**47,225**
MINORITY INTEREST IN SUBSIDIARIES	**1,123,522**	**1,193,413**
STOCKHOLDERS' EQUITY (Note 16)	**15,559,656**	**13,971,082**
Capital	8,300,000	8,101,000
Domestic	6,710,275	6,453,484
Foreign	1,589,725	1,647,516
Capital reserves	1,289,969	2,183,867
Revenue reserves	6,981,648	3,688,528
Adjustment to market value - securities and derivatives (Notes 4b, 4c and 6d)	284,066	472,940
(Treasury shares)	(1,296,027)	(475,253)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**151,241,430**	**130,338,643**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Income
(In thousands of Reais)

	01/01 to 12/31/2005	01/01 to 12/31/2004
INCOME FROM FINANCIAL OPERATIONS	**20,292,190**	**17,271,070**
Loans, leasing and other credits	12,949,461	9,363,195
Securities and derivative financial instruments	4,377,615	5,960,215
Insurance, pension plan and capitalization (Note 10c)	1,893,555	1,293,016
Foreign exchange operations	146,184	22,061
Compulsory deposits	925,375	632,583
EXPENSES ON FINANCIAL OPERATIONS	**(6,308,222)**	**(6,143,715)**
Money market	(4,758,254)	(4,846,819)
Technical provision for pension plan and capitalization (Note 10c)	(1,510,000)	(967,065)
Borrowings and onlendings	(39,968)	(329,831)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	**13,983,968**	**11,127,355**
RESULT OF LOAN LOSSES (Note 7d I)	**(2,827,254)**	**(927,250)**
Expense with allowance for loan losses	(3,716,278)	(1,581,638)
Income from recovery of credits written off as loss	889,024	654,388
GROSS INCOME FROM FINANCIAL OPERATIONS	**11,156,714**	**10,200,105**
OTHER OPERATING INCOME (EXPENSES)	**(2,974,110)**	**(2,858,412)**
Banking service fees (Note 12d)	7,737,051	6,165,286
Resources management	1,687,960	1,411,412
Current account services	1,428,609	1,230,073
Credit cards	1,904,263	1,162,013
Sureties and credits granted	1,259,309	915,676
Receipt services	838,809	866,398
Other	618,101	579,714
Result of operations with insurance, pension plan and capitalization (Note 10c)	798,239	780,738
Personnel expenses (Note 12e)	(4,034,370)	(3,319,631)
Other administrative expenses (Note 12f)	(4,916,453)	(4,289,389)
Tax expenses (Notes 4m and 14a II)	(1,949,938)	(1,425,210)
Equity in results of associated companies (Note 15a III)	14,203	78,965
Other operating income (Note 12g)	517,816	315,095
Other operating expenses (Note 12h)	(1,140,658)	(1,164,266)
OPERATING INCOME	**8,182,604**	**7,341,693**
NON OPERATING INCOME	**18,151**	**29,230**
INCOME BEFORE TAXATION ON NET INCOME AND PROFIT SHARING	**8,200,755**	**7,370,923**
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4m and 14a I)	**(2,321,296)**	**(2,091,622)**
Due on operations for the period	(1,973,049)	(1,465,039)
Temporary additions	(348,247)	(626,583)
EXTRAORDINARY RESULT (Note 13)	**(191,745)**	**(1,094,423)**
PROFIT SHARING	**(480,962)**	**(357,725)**
Employees - Law 10,101 of 12/19/2000 (Note 21h)	(361,726)	(284,017)
Officers - Statutory - Law 6,404 of 12/15/1976	(119,236)	(73,708)
MINORITY INTEREST IN SUBSIDIARIES	**44,582**	**(51,537)**
NET INCOME	**5,251,334**	**3,775,616**
NUMBER OF OUTSTANDING SHARES (Note 16a)	**1,104,009,467**	**1,132,710,500**
NET INCOME PER SHARE - R$	**4.76**	**3.33**
BOOK VALUE PER SHARE - R$	**14.09**	**12.33**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Consolidated Statement of Changes in Financial Position
(In thousands of Reais)

	01/01 to 12/31/2005	01/01 to 12/31/2004
A - FINANCIAL RESOURCES WERE PROVIDED BY	**29,012,357**	**20,359,351**
ADJUSTED NET INCOME	**5,971,193**	**5,701,456**
Net income	5,251,334	3,775,616
Adjusted net income:	719,859	1,925,840
Depreciation and amortization	612,756	603,958
Equity in result of subsidiary companies	(14,203)	(78,965)
Exchange variation on permanent and non-operating assets	(26,816)	12,992
Provision for losses	(12,123)	(24,163)
Extraordinary result in subsidiary and associated companies	160,245	1,412,018
STOCKHOLDERS' RESOURCES - Stock options granted - Exercised stock options	115,690	72,663
THIRD PARTIES' RESOURCES ARISING FROM:	22,925,474	14,481,679
- Increase in liabilities:	20,831,410	12,779,631
Deposits	8,489,905	5,332,150
Deposits received under securities repurchase agreements	5,932,232	-
Funds from acceptance and issuance of securities	1,529,799	-
Derivative financial instruments	1,263,013	418,535
Technical provisions for insurance, pension plan and capitalization	3,616,461	3,333,956
Other liabilities	-	3,694,990
- Decrease in assets:	1,780,020	1,510,704
Short-term interbank deposits	-	1,510,704
Other receivables	1,780,020	-
- Changes in deferred income	23,752	(63,222)
- Disposal of assets and investments:	245,138	191,216
Non-operating assets	190,898	129,218
Fixed assets	29,520	34,304
Investments	24,720	27,694
- Dividends received from associated companies	45,154	57,755
- Write-offs of deferred charges	-	5,595
CHANGES IN MINORITY INTERESTS	-	103,553
B - FINANCIAL RESOURCES WERE USED FOR	**28,858,247**	**20,585,857**
INTEREST ON OWN CAPITAL PAID AND PROVISIONED	1,853,356	1,372,564
PURCHASE OF TREASURY SHARES	1,647,296	300,199
INVESTMENTS IN	649,681	618,391
- Non-operating assets	189,072	95,335
- Fixed assets	433,418	485,101
- Investments	27,191	37,955
DEFERRED CHARGES	334,346	1,492,846
- Goodwill on the acquisition of investments	200,000	1,398,917
- Other	134,346	93,929
INCREASE IN ASSETS	22,958,086	13,190,202
- Short-term interbank deposits	3,130,072	-
- Securities and derivative financial instruments	4,238,910	335,059
- Interbank and interbranch accounts	2,864,003	2,111,312
- Loan, leasing operations and other credits	12,174,882	8,857,887
- Operating leasing operations	18,067	-
- Other receivables	-	1,837,220
- Other assets	532,152	48,724
DECREASE IN LIABILITIES	1,408,724	3,611,655
- Deposits received under securities repurchase agreements	-	833,791
- Funds from acceptance and issuance of securities	-	327,664
- Borrowings and onlendings	1,361,694	2,450,200
- Other liabilities	47,030	-
CHANGES IN MINORITY INTERESTS	6,758	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**154,110**	**(226,506)**
CHANGES IN FINANCIAL POSITION:		
Cash and cash equivalents:		
- At the beginning of the period	1,930,452	2,156,958
- At the end of the period	2,084,562	1,930,452
- Increase (Decrease)	**154,110**	**(226,506)**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Balance Sheet
(In thousands of Reais)

ASSETS	12/31/2005	12/31/2004
CURRENT ASSETS	**1,083,001**	**711,308**
CASH AND CASH EQUIVALENTS	**281**	**45**
SHORT-TERM INTERBANK DEPOSITS	**341,423**	**149,643**
Money market	160,199	8,564
Interbank deposits	181,224	141,079
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**10,536**	**86**
Own portfolio	9,930	-
Pledged in guarantee	514	-
Derivative financial instruments	92	86
OTHER RECEIVABLES	**728,804**	**561,534**
Income receivable (nota 15a I)	381,637	369,788
Negotiation and intermediation of securities	-	1,129
Sundry (Note 12a)	347,167	190,617
OTHER ASSETS - Prepaid expenses	**1,957**	**-**
LONG-TERM RECEIVABLES	**551,399**	**63,501**
SHORT-TERM INTERBANK DEPOSITS - Interbank deposits	**496,622**	**-**
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**49,767**	**58,611**
Own portfolio	18,832	35,596
Pledged in guarantee	-	23,015
Derivative financial instruments	30,935	-
OTHER RECEIVABLES - Sundry (Note 12a)	**5,010**	**4,890**
PERMANENT ASSETS	**16,223,990**	**15,070,233**
INVESTMENTS - Investments in local subsidiaries (Note 15a I)	**16,223,720**	**15,070,233**
FIXED ASSETS AND DEFERRED CHARGES	**270**	**-**
TOTAL ASSETS	**17,858,390**	**15,845,042**
LIABILITIES		
CURRENT LIABILITIES	**1,414,941**	**1,085,285**
DERIVATIVE FINANCIAL INSTRUMENTS	**-**	**561**
OTHER LIABILITIES	**1,414,941**	**1,084,724**
Social and statutory (Note 16b II)	1,277,088	889,497
Tax and social security contributions	1,448	19,334
Sundry (Note 12c)	136,405	175,893
LONG-TERM LIABILITIES	**22,887**	**-**
DERIVATIVE FINANCIAL INSTRUMENTS	**16,778**	**-**
OTHER LIABILITIES - Tax and social security contributions	**6,109**	
STOCKHOLDERS' EQUITY (Note 16)	**16,420,562**	**14,759,757**
Capital	8,300,000	8,101,000
Domestic	6,710,275	6,453,484
Foreign	1,589,725	1,647,516
Capital reserves	1,289,969	2,183,867
Revenue reserves	7,842,554	4,477,203
Adjustment to market value - securities and derivatives	284,066	472,940
(Treasury shares)	(1,296,027)	(475,253)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**17,858,390**	**15,845,042**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of income
(In thousands of Reais)

	2nd Half 2005	01/01 to 12/31/2005	01/01 to 12/31/2004
INCOME FROM FINANCIAL OPERATIONS	**91,034**	**102,603**	**80,512**
Securities and derivative financial instruments	91,034	102,603	80,512
EXPENSES ON FINANCIAL OPERATIONS	**(8,099)**	**(12,901)**	**(5,651)**
Money market	(8,099)	(12,901)	(5,651)
GROSS INCOME FROM FINANCIAL OPERATIONS	**82,935**	**89,702**	**74,861**
OTHER OPERATING INCOME (EXPENSES)	**2,611,910**	**5,070,588**	**4,629,076**
Personnel expenses	(9,346)	(13,438)	(5,817)
Other administrative expenses	(12,432)	(21,286)	(11,692)
Tax expenses (Note 14a II)	(46,137)	(74,323)	(57,878)
Income from interest in subsidiaries (Note 15a)	2,679,914	5,177,908	4,705,608
Other operating income (expenses)	(89)	1,727	(1,145)
OPERATING INCOME	**2,694,845**	**5,160,290**	**4,703,937**
NON-OPERATING INCOME (EXPENSES)	**200**	**(7)**	**1,557**
INCOME BEFORE TAXATION ON INCOME AND PROFIT SHARING	**2,695,045**	**5,160,283**	**4,705,494**
INCOME TAX AND SOCIAL CONTRIBUTION (Note 14a I)	**134,195**	**166,791**	**132,351**
Due on operations for the period	(6,700)	(6,927)	(2,163)
Temporary additions	140,895	173,718	134,514
PROFIT SHARING	**(3,876)**	**(5,601)**	**(2,900)**
Employees - Law 10,101 of 12/19/2000	(1,402)	(1,537)	-
Officers - Statutory - Law 6,404 of 12/15/1976	(2,474)	(4,064)	(2,900)
NET INCOME	**2,825,364**	**5,321,473**	**4,834,945**
NUMBER OF OUTSTANDING SHARES (Note 16a)		**1,104,009,467**	**1,132,710,500**
NET INCOME PER SHARE - R$		**4.82**	**4.27**
BOOK VALUE PER SHARE - R$		**14.87**	**13.03**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (Note 16)
(In thousands of Reais)

	Capital	Capital reserves	Revenue Reserves	Adjustment to Market Value - Securities and Derivatives	Retained earnings	(Treasury shares)	Total
BALANCES AT 07/01/2005	8,300,000	1,957,170	6,187,441	313,904	-	(921,562)	15,836,953
Adjustment of equity and reserves arising from tax incentives	-	(201)	-	-	-	-	(201)
Treasury shares	-	(667,000)	(15,560)	-	-	(374,465)	(1,057,025)
Purchase of treasury shares	-	-	-	-	-	(1,078,314)	(1,078,314)
Granting of stock options - Exercised Options	-	-	(15,560)	-	-	36,849	21,289
Cancellation of treasury shares - OGM/EGM - 08/22/2005	-	(667,000)	-	-	-	667,000	-
Change of adjustment to market value	-	-	-	(29,838)	-	-	(29,838)
Net income	-	-	-	-	2,825,364	-	2,825,364
Appropriations							
Legal reserve	-	-	141,268	-	(141,268)	-	-
Statutory	-	-	1,529,405	-	(1,529,405)	-	-
Interest on own capital	-	-	-	-	(1,154,691)	-	(1,154,691)
BALANCES AT 12/31/2005	8,300,000	1,289,969	7,842,554	284,066	-	(1,296,027)	16,420,562
CHANGES IN THE PERIOD	-	(667,201)	1,655,113	(29,838)	-	(374,465)	583,609
BALANCES AT 01/01/2004	4,780,000	5,648,619	1,014,956	557,215	-	(392,235)	11,608,555
Capitalization of reserves - OGM/EGM of 04/28/2004	3,321,000	(3,321,000)	-	-	-	-	-
Reserves arising from tax incentives	-	632	-	-	-	-	632
Treasury shares	-	(144,384)	(134)	-	-	(83,018)	(227,536)
Purchase of treasury shares	-	-	-	-	-	(300,199)	(300,199)
Granting of stock options - Exercised Options	-	-	(134)	-	-	72,797	72,663
Cancellation of treasury shares - OGM/EGM - 04/28/2004	-	(144,384)	-	-	-	144,384	-
Change of adjustment to market value	-	-	-	(84,275)	-	-	(84,275)
Complementary interest on own capital paid on 03/05/2004 - 2003	-	-	-	-	(479)	-	(479)
Net income	-	-	-	-	4,834,945	-	4,834,945
Appropriations							
Legal reserve	-	-	241,747	-	(241,747)	-	-
Statutory	-	-	3,220,634	-	(3,220,634)	-	-
Interest on own capital	-	-	-	-	(1,372,085)	-	(1,372,085)
BALANCES AT 12/31/2004	8,101,000	2,183,867	4,477,203	472,940	-	(475,253)	14,759,757
CHANGES IN THE PERIOD	3,321,000	(3,464,752)	3,462,247	(84,275)	-	(83,018)	3,151,202
Prior year's adjustment	-	-	-	-	(86,943)	-	(86,943)
Capitalization of reserves - OGM/EGM of 04/27/2005	199,000	(199,000)	-	-	-	-	-
Adjustment of equity and reserves arising from tax incentives	-	111	-	-	-	-	111
Treasury shares	-	(695,009)	(15,823)	-	-	(820,774)	(1,531,606)
Purchase of treasury shares	-	-	-	-	-	(1,647,296)	(1,647,296)
Granting of stock options - Exercised Options	-	-	(15,823)	-	-	131,513	115,690
Cancellation of treasury shares - OGM/EGM - 04/27/2005 and 08/22/2005	-	(695,009)	-	-	-	695,009	-
Change of adjustment to market value	-	-	-	(188,874)	-	-	(188,874)
Complementary interest on own capital paid on 03/14/2005 - 2004	-	-	(1,223)	-	-	-	(1,223)
Net income	-	-	-	-	5,321,473	-	5,321,473
Appropriations							
Legal reserve	-	-	266,074	-	(266,074)	-	-
Statutory	-	-	3,116,323	-	(3,116,323)	-	-
Interest on own capital	-	-	-	-	(1,852,133)	-	(1,852,133)
BALANCES AT 12/31/2005	8,300,000	1,289,969	7,842,554	284,066	-	(1,296,027)	16,420,562
CHANGES IN THE PERIOD	199,000	(893,898)	3,365,351	(188,874)	-	(820,774)	1,660,805

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Statement of Changes in Financial Position
(In thousands of Reais)

	2nd Half 2005	01/01 to 12/31/2005	01/01 to 12/31/2004
A - FINANCIAL RESOURCES WERE PROVIDED BY	**3,452,328**	**4,406,872**	**2,533,415**
Adjusted net income	**145,285**	**143,602**	**129,337**
Net income	2,825,364	5,321,473	4,834,945
- Adjustments to net income	(2,680,079)	(5,177,871)	(4,705,608)
Equity in results of subsidiary companies	(2,679,914)	(5,177,908)	(4,705,608)
Provision for Losses and Other	(165)	37	-
STOCKHOLDERS' RESOURCES - Stock options granted - Exercised stock options	21,289	115,690	72,663
THIRD PARTIES' RESOURCES ARISING FROM:	3,285,754	4,147,580	2,331,415
- Increase in liabilities	674,632	352,543	369,294
Derivative financial instruments	13,787	16,217	561
Other liabilities	660,845	336,326	368,733
- Decrease in assets - Securities and derivative financial instruments	6,781	-	75,854
- Interest on own capital and dividends received from subsidiaries	2,604,341	3,795,037	1,886,267
B - FINANCIAL RESOURCES WERE USED FOR	**3,452,097**	**4,406,636**	**2,533,383**
INTEREST ON OWN CAPITAL AND DIVIDENDS PAID AND PROVISIONED	1,154,691	1,853,356	1,372,564
PURCHASE OF TREASURY SHARES	1,078,314	1,647,296	300,199
INVESTMENTS IN:	207	46,513	524,799
Investments	-	46,206	524,799
Additions in affiliated companies	-	46,206	452,408
Stock options granted - Exercised Stock options	-	-	72,391
Fixed assets/deferred charges	207	307	-
INCREASE IN ASSETS:	656,081	859,471	183,479
- Short-term interbank deposits	573,637	688,402	124,470
- Securities and derivative financial instruments	-	1,833	59,009
- Other receivables and other assets	82,444	169,236	-
DECREASE IN LIABILITIES: Interbank deposits	562,804	-	152,342
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A - B)	**231**	**236**	**32**
CHANGES IN FINANCIAL POSITION:			
Cash and cash equivalents:			
- At the beginning of the period	50	45	13
- At the end of the period	281	281	45
- Increase or decrease	**231**	**236**	**32**

BANCO ITAÚ HOLDING FINANCEIRA S.A.
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED ON DECEMBER 31, 2005 AND 2004
(In thousands of Reais)

NOTE 1 - OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, mortgage loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

On February 28, 2005, an association between ITAÚ HOLDING and Lojas Americanas S.A. (LASA), was announced creating a partnership to form a new company called FAI – FINANCEIRA AMERICANAS ITAÚ S.A. CRÉDITO, FINANCIAMENTO E INVESTIMENTO and to acquire the sales promoting company Facilita Serviços e Propaganda S.A. (FACILITA), which will exclusively participate in the structuring and sales processes of products and financial services to LASA customers. The investment totaled R$ 240,000, resulting in a goodwill of R$ 200,000, fully amortized in the consolidated financial statements. The settlement was made on April 27, 2005.

The transaction is in the phase of approval by the Central Bank of Brazil (BACEN). It is expected that the results from these activities will not have a significant effect during the first three years.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a) Presentation of the Financial Statements

The financial statements of ITAÚ HOLDING and of its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

As set forth in the sole paragraph of article 7 of BACEN Circular 3068, of 11/8/2001, securities classified as trading securities (Note 4b) are presented in the Balance Sheet, under Current Assets, regardless of their maturity dates.

Operations with Credit Cards, arising from purchases made by their owners, are included in receivables in loan, leasing and other credits operations. The resources related to these amounts are included in Other Liabilities – Credit Cards Operations. Leasing Operations are presented, at present value, in the Balance Sheet, and related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, leasing and other credits operations in the Statement of Income.

The foreign exchange rate result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts representative of foreign currencies.

As set forth in paragraph 1, article 2, of BACEN Circular 2804, of 02/11/1998, the financial statements of ITAÚ HOLDING comprise the consolidation of its foreign subsidiaries.

b) Consolidation

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which the funds quotas had been originally allocated. Deferred taxes related to adjustments to market value of trading securities, derivative financial instruments (assets/liabilities) and securities available for sale, including the additional provision, are presented in the Balance Sheet at their related net amounts (Note 14b I). The effects of the Foreign Exchange Variation on foreign investments are classified in the Statement of Income accounts, according to the nature of the corresponding balance sheet accounts.

The difference in Net Income and Stockholders' Equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED (Note 16e) results from the elimination of unrealized profits arising from consolidated intercompany transactions, the related taxes on which have been deferred, and from the adoption of different criteria for the amortization of goodwill originated from the acquisition of investments and recognition of tax credits:

I- In ITAÚ HOLDING, goodwill recorded in subsidiaries, mainly originated from the increases in investments Credicard and Orbitall, from the partnership to set up the Financeira Itaú CBD and LASA and from in the acquisition of part of the shares of BPI S.A., is being amortized based on the expected future profitability (10 years) or by the realization of investments, in order to: a) avoid unnecessary decrease in its Stockholders' Equity for operating limits computation purposes; b) avoid an unnecessary capital increase; and c) obtain better compliance with market accounting practices.

In ITAÚ HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred, in order to: a) permit better comparability with previous periods' consolidated financial statements; and b) permit measuring Net Income and Stockholders' Equity based on conservative criteria.

II- In BANCO BANESTADO S.A. (BANESTADO), tax credits are recorded at amounts considered adequate in relation to expected future earnings. In ITAÚ HOLDING CONSOLIDATED, these tax credits are fully recognized, considering the larger size and additional synergy, factors that favor maximization of results.

The consolidated financial statements include ITAÚ HOLDING and its direct and indirect subsidiaries, highlighting:

		Participation %	
		12/31/2005	12/31/2004
FINANCIAL ACTIVITY AND OPERATIONS			
Banco Itaú S.A.		100.00	100.00
Banco Itaú BBA S.A.		95.75	95.75
Banco Itaucred Financiamento S.A.		99.99	99.99
Banco Fiat S.A.		99.99	99.99
Banco Itaú Buen Ayre S.A.		99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(1)	19.52	19.52
Banco Itaú Europa S.A.	(1)	19.53	19.53
Itau Bank, Ltd.		100.00	100.00
Cia. Itauleasing de Arrendamento Mercantil		99.99	99.99
Itaú Corretora de Valores S.A.		99.99	99.99
Financeira Itaú CBD S.A. - Crédito, Financiamento e Investimento	(2)	50.00	50.00
Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(3)(4)	50.00	-
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES			
Itaú Seguros S.A. and subsidiaries		100.00	100.00
Itaú Vida e Previdência S.A.		99.99	99.99
Cia. Itaú de Capitalização		99.99	99.99
CREDIT CARD ADMINISTRATION ACTIVITIES			
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99	99.99
Credicard Banco S.A.	(3)	50.00	50.00
Orbitall Serviços e Processamento e Informatização Comercial S.A. and subsidiary		100.00	100.00
Redecard S.A.	(3)	31.94	31.94
CONSORTIA GROUPS ADMINISTRATION			
Fiat Administradora de Consórcios Ltda.		99.99	99.99
Itaú Administradora de Consórcios Ltda.		99.99	99.99
NON-FINANCIAL INSTITUTIONS			
Akbar – Marketing e Serviços, LDA and subsidiaries		95.75	95.75
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, LDA		100.00	100.00
Itaúsa Export S.A.	(1)	22.23	22.23
Serasa S.A.	(3)	32.54	32.54

(1) Affiliated Companies included in consolidation, duly authorized by CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investimentos Itaú S.A. (ITAÚSA).

(2) Investment set up on August 09, 2004 and approved to operate by BACEN on April 05, 2005. As from September 30, 2005, it started being fully included in consolidation, as authorized by CVM, since the business is managed by ITAÚ HOLDING.

(3) Companies with shared control included proportionally in consolidation.

(4) Investment set up on April 27, 2005 to make the partnership between ITAÚ and LASA (Note 1) feasible.

NOTE 3 - BASEL AND FIXED ASSET RATIOS

The main indicators at December 31, 2005, obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), according to present regulation, are as follows:

	Financial system consolidated (1)	Economic-Financial consolidated (2)
Referential equity (3)	20,734,392	20,644,321
Basel ratio	17.9%	17.0%
Tier I	14.7%	13.9%
Tier II	3.2%	3.1%
Fixed asset ratio (4)	44.7%	26.1%
Excess capital in relation to fixed assets	1,087,036	4,914,435

(1) *Consolidated financial statements including only financial companies.*

(2) *Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is based on the sum of ownership interests by an institution with those of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.*

(3) *BACEN, through Resolution 2,837/2001, of May 30, 2001, and amendments, determined the Referential Equity (PR) for purposes of calculating operational limits, as being the sum of both Tier I and Tier II levels, following the International experience, each of them comprising items from stockholders' equity, as well as subordinated debts and hybrid capital and debt.*

(4) *The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in fixed asset ratio of the economic-financial consolidated amounts and enable, when necessary, the distribution of resources to the financial companies.*

Management considers the current Basel ratio (17.0%, based on economic-financial consolidated) to be adequate, considering that:
a) It is higher than the minimum required by the authorities (11.0%).
b) The ratio increases to 17.1% when all of the tax credits of Banco Banestado S.A. (BANESTADO) are recorded in the financial statement basis (ITAÚ HOLDING) used to establish limits.
c) Considering item (b) above and other realization asset amounts (Note 18), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 19.5%.

For calculation of the ratios at December 31, 2005, the Adjusted Reference Net Equity was used, as follows:

	Financial system consolidated	Economic-Financial consolidated
ITAÚ HOLDING Stockholders' equity (Individual)	**16,420,562**	**16,420,562**
Minority interest not eliminated in the consolidation	1,168,799	1,081,286
Unrealized profits of operations with subsidiaries	(208)	(2,766)
Consolidated stockholders' equity (BACEN)	**17,589,153**	**17,499,082**
Subordinated debt	3,199,419	3,199,419
Tax credits excluded from Tier I	(54,180)	(54,180)
Referential equity	**20,734,392**	**20,644,321**
Adjustments:		
Requirement for SWAP operations risk	(369,443)	(369,443)
Requirement for foreign exchange risk	(1,984,638)	(1,984,638)
Requirement for interest rate risk	(405,391)	(395,246)
Other	(214,320)	(214,320)
Adjusted referential equity	**17,760,600**	**17,680,674**

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:

Changes in the Basel Ratio	Financial System Consolidated			Economic-Financial Consolidated		
	Adjusted Referential Equity	Weighted Assets	Effect	Adjusted Referential Equity	Weighted Assets	Effect
Ratio at 12/31/2004	**17,752,391**	**82,043,390**	**21.6%**	**17,620,011**	**85,701,539**	**20.6%**
Prior years' adjustments	(89,035)	-	-0.1%	(89,035)	-	-0.1%
Result for the period	5,487,730	-	6.7%	5,293,658	-	6.2%
Interest on own capital	(1,853,356)	-	-2.3%	(1,853,356)	-	-2.2%
Changes in the adjustments to market value - securities and derivatives	(188,874)	-	-0.2%	(188,874)	-	-0.2%
Interest rate risk	(250,205)	-	-0.3%	(240,420)	-	-0.3%
Treasury shares	(1,531,606)	-	-1.9%	(1,531,606)	-	-1.8%
Foreign exchange exposure	(526,104)	-	-0.6%	(526,104)	-	-0.6%
SWAP operations risk	(76,666)	-	-0.1%	(76,666)		-0.1%
Subordinated debt	(771,831)	-	-0.9%	(771,831)	-	-0.9%
Other changes in referential equity	(191,844)	-	-0.2%	44,897	-	0.1%
Changes in weighted assets	-	17,315,477	-3.8%	-	18,581,852	-3.7%
Ratio at 12/31/2005	**17,760,600**	**99,358,867**	**17.9%**	**17,680,674**	**104,283,391**	**17.0%**

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) **Short-term interbank deposits, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agrements, funds from acceptances and issuance of securities, borrowings and onlendings and other receivables and payables -** Transactions subject to monetary correction and exchange variation and operations with fixed charges are recorded at current value, calculated "pro rata die" based on the variation of the contracted index and interest rate.

b) **Securities -** Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular 3068, of November 8, 2001. Securities are classified in the following categories:

- trading securities – acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry to the results for the period;

- securities available for sale – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders' equity; and

- securities held to maturity – securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to maturity date, not being adjusted to market value.

Gains and losses on securities available for sale, when realized, are recognized at the date of negotiation in the statement of income, as a contra-entry to a specific stockholders' equity account.

Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

c) **Derivative Financial Instruments -** These are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Resolution 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:

- Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flows Hedge - The effective amount of the hedge of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective amount of the hedge is recorded directly in the statement of income.

d) Loan, Leasing Operations and Other Credits (Operations with Credit Assignment Characteristics) – These transactions are recorded at current value and calculated "pro rata die" based on the variation of the contracted index, and are recorded on the accrual basis until 60 days overdue in financing companies. Real estate loans are adjusted to present value of future installments.

e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2,682 of December 21, 1999, among which are:

- Provisions are recorded from the date of the loan disbursements, based on the client risk classification, due to periodic analysis of the quality of the client and the industry and not just in the event of default;

- Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.

f) Other assets – These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources applied, of which benefits will occur in future periods.

g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995, and adjusted to market value by setting up a provision in accordance with current standards.

h) Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost, considering that the items/equipment which residual value is up to R$ 3 are fully depreciated. Depreciation is calculated at the following annual rates:

Buildings in use	4%	to	8%
Installations, furniture, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

i) Operating lease – Leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on its usual useful life, considering a reduction of 30% in the useful life of the asset, if in accordance with the conditions set forth in Ordinance No. 113/1998 of the Federal Revenue Service. Receivables are recorded in lease receivable at the contractual amount, as a contra entry to unearned income accounts. The recognition in income will occur on the consideration collection date.

j) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, and acquisition of software, which are amortized on a straight-line basis over the respective contractual terms, limited to ten and five years, respectively.

k) Technical Provisions of Insurance, Capitalization and Pension Plans – Technical provisions are set up according to the technical notes approved by SUSEP and criteria established by CNSP Resolution 120 of December 24, 2004.

I- Insurance:

- Provision for unsettled claims - set up to determine unearned premiums relating to the risk coverage period;
- Provision for insufficient premiums – set up in case of insufficient Provision for unearned premiums;
- Provision for unearned premiums of current risks but not issued – calculated based on technical studies;
- Provision for unsettled claims – set up based on notices of loss, in an amount sufficient to cover future commitments;
- Provision for claims incurred but not reported (IBNR) - set up in relation to the estimated amount of claims occurred in risks assumed in the portfolio but not reported.

In order to calculate the amount of provision for claims under litigation, the experts and legal advisors carry out appraisals based on the amount insured and on technical regulations, taking into account the probability of unfavorable result to the insurance company.

II- Supplementary Pension Plans and Individual life insurance segments – correspond to liabilities assumed such as retirement plans, disability, pension and annuity.

- Provision for benefits to regulate and redemptions and/or Other amounts to regulate – refer to amounts still not regulated up to the balance sheet date;
- Provision for events occurred but not reported (IBNR) – set up in relation to the estimated amount of events occurred but not reported;
- Mathematical provisions for benefits granted and benefits to be granted – correspond to commitments assumed with participants, but which benefits are not being used, and to those receiving the benefits;
- Provision for insufficient contribution – set up in case of insufficient mathematical provisions.

III-Capitalization:

- Mathematical provision for redemptions – represents capitalization securities received to be redeemed;
- Provision for raffles– calculated according to definition in technical note;
- Provision for raffles payable – set up by raffles of securities carried out;
- Provision for contingencies – set up by the application of contingency quota on the collected amount.

l) Provision and Contingent Liabilities – Provisions and contingent liabilities, in connection with conservative practices adopted, normally are recorded based on the opinion of legal advisors and additionally, through the use of models and criteria which allow for the most adequate measurement, in spite of the uncertainty of their term and amount.

I- Labor contingencies:

These are set up upon judicial notice and adjusted monthly by the moving average amount of payment of lawsuits settled in the last 12 months, for lawsuits based on claims considered similar and usual and adjusted to the execution deposit amount when required or the definitive execution amount (indisputable amount) when it is in the stage of being a final unappealable judgment.

II- Civil contingencies:

These are set up upon judicial notice and adjusted monthly:

- at the moving average of payment of lawsuits ended in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and whose amount is not considered relevant; or

- at the claimed indemnity amount, on the evidence presented based on the evaluation of legal advisors – which considers jurisprudence, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits related to claims considered unusual or whose amount is considered significant.

Provisions for Civil Contingencies are adjusted up to the amounts deposited as guarantees for their execution or to the definitive execution amount when the claim is finally judged and has become unappealable.

III- Tax and social security contingencies:

The provisions originated in tax and social security contingencies basically refer to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, and set up at the full amount under discussion. They are restated, net of the corresponding deposits in guarantee, in accordance with current legislation.

Interest or restatement of judicial escrow deposits is not recognized, except when a release order has been issued in respect of claims judged in favor of the companies, due to the lawsuits considered favorable.

m) Taxes - These provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

.

Income tax	15.00%
Additional income tax	10.00%
Social contribution	9.00%
PIS (1)	0.65%
COFINS (1)	4.00%
ISS	up to 5.00%
CPMF	0.38%

(1) For the non financial subsidiaries which fit into the non cumulative calculation, the PIS rate is 1.65% and COFINS is 7.6%.

NOTE 5 - SHORT-TERM INTERBANK DEPOSITS

	12/31/2005						12/31/2004	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	6,980,779	5,658,035	-	32,092	12,670,906	55.4	10,819,351	54.9
Funded position (*)	2,655,829	5,459,400	-	32,092	8,147,321	35.6	4,516,392	22.9
Financed position	4,324,950	198,635	-	-	4,523,585	19.8	6,302,959	32.0
With free movement	-	198,635	-	-	198,635	0.9	207,846	1.1
Without free movement	4,324,950	-	-	-	4,324,950	18.9	6,095,113	30.9
Money market - Guarantor resources of technical provisions - SUSEP	343,282	-	-	85,819	429,101	1.9	202,646	0.9
Interbank deposits	5,838,393	2,154,774	1,070,905	712,665	9,776,737	42.7	8,724,675	44.2
TOTAL	13,162,454	7,812,809	1,070,905	830,576	22,876,744		19,746,672	
% per maturity term	57.5	34.2	4.7	3.6				
TOTAL - 12/31/2004	14,813,917	3,689,511	679,631	563,613	19,746,672			
% per maturity term	75.0	18.7	3.4	2.9				

(*) Includes R$ 5,054,172 (R$ 812,215 at 12/31/2004) related to money market with free movement, in which securities are restricted to pledge the operations in the Futures and Commodities Exchange (BM&F).

NOTE 6 - SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by type of instruments, maturity, and type of portfolio of Securities and Derivatives Financial Instruments, which amounts are already adjusted to their respective market values.

a) Summary per maturity

	12/31/2005												12/31/2004
	Cost	Provision for adjustment to market value with impact on: Results	Provision for adjustment to market value with impact on: Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days		Market value
PUBLIC SECURITIES - DOMESTIC	**6,454,264**	**41,294**	**142,412**	**6,637,970**	**19.7**	**112,024**	**184,918**	**317,188**	**1,247,977**	**669,135**	**4,106,728**		**7,485,733**
Financial Treasury Bills	1,199,385	429	4,036	1,203,850	3.6	412	156,576	239,766	182,545	376,771	247,780		2,146,924
National Treasury Bills	902,544	(120)	1,635	904,059	2.7	5,201	-	54,050	771,748	73,060	-		133,427
National Treasury Notes	1,746,500	(794)	131,360	1,877,066	5.6	3,066	-	-	69,474	-	1,804,526		2,749,042
National Treasury Notes - M	75,524	-	-	75,524	0.2	-	-	10,789	10,789	21,578	32,368		109,627
Central Bank Notes	162,406	(1,399)	1,255	162,262	0.5	-	-	-	162,262	-	-		342,411
National Treasury/Securitization	107,283	73	(716)	106,640	0.3	40	166	25	3,881	11,792	90,736		150,283
Brazilian External Debt Bonds	2,195,476	43,105	4,842	2,243,423	6.6	38,166	28,176	12,558	47,271	185,934	1,931,318		1,687,446
Investment in non Exclusive Funds	65,139	-	-	65,139	0.2	65,139	-	-	-	-	-		166,573
Financial Treasury Bills	64,825	-	-	64,825	0.2	64,825	-	-	-	-	-		162,428
Other	314	-	-	314	-	314	-	-	-	-	-		4,145
Other	7	-	-	7	-	-	-	-	7	-	-		-
PUBLIC SECURITIES - FOREIGN	**601,401**	**4,004**	**23,294**	**628,699**	**1.9**	**11,549**	**121,661**	**1,008**	**22,770**	**113,379**	**358,332**		**1,065,219**
Portugal	395,228	-	23,293	418,521	1.2	-	51,524	1,003	4,075	102,794	259,125		642,870
Argentina	64,307	(121)	1	64,187	0.2	11,481	4,302	-	18,695	10,566	19,143		43,685
Central Bank	10,634	(121)	-	10,513	-	-	-	-	817	-	9,696		34,016
National Treasury	53,673	-	1	53,674	0.2	11,481	4,302	-	17,878	10,566	9,447		9,669
Russia	49,361	4,065	-	53,426	0.2	-	-	-	-	-	53,426		179,653
United States	65,788	28	-	65,816	0.2	-	65,816	-	-	-	-		115,902
Other	26,717	32	-	26,749	0.1	68	19	5	-	19	26,638		83,109
CORPORATE SECURITIES	**12,506,070**	**6,112**	**268,855**	**12,781,037**	**38.3**	**2,966,486**	**2,001,121**	**1,119,581**	**1,482,369**	**1,013,069**	**4,198,411**		**12,145,359**
Euro Bonds and Others	4,162,705	3,119	40,510	4,206,334	12.6	154,018	795,021	306,363	552,450	553,285	1,845,197		4,342,477
Bank Deposit Certificates	3,675,573	-	-	3,675,573	11.0	651,036	1,098,542	502,134	763,684	354,187	305,990		3,836,873
Shares in Publicly Traded Companies	862,024	2,815	199,786	1,064,625	3.2	1,064,625	-	-	-	-	-		851,198
Debentures	1,712,669	-	(243)	1,712,426	5.1	-	-	44,497	49,164	87,545	1,531,220		1,182,035
Promissory Notes	554,089	-	218	554,307	1.7	229,016	14,087	205,511	105,693	-	-		753,054
Mortgage Bills	150,869	-	-	150,869	0.5	-	92,653	58,216	-	-	-		149,667
Quotas of Fixed Income Funds (1)	742,138	-	-	742,138	2.2	742,138	-	-	-	-	-		587,633
Quotas of Foreign Investment Funds	54,008	-	1,713	55,721	0.2	55,721	-	-	-	-	-		43,013
Quotas of Variable Income Funds	32,748	-	29,150	61,898	0.2	61,898	-	-	-	-	-		14,297
Real Estate Certificates Receivable	516,319	(1,146)	(2,278)	512,895	1.5	383	818	1,227	1,636	409	508,422		223,630
Other	42,928	1,324	(1)	44,251	0.1	7,651	-	1,633	9,742	17,643	7,582		161,482
PGBL/VGBL FUNDS QUOTAS (2)	**10,214,972**	**-**	**-**	**10,214,972**	**30.5**	**10,214,972**	**-**	**-**	**-**	**-**	**-**		**6,917,731**
SUBTOTAL - SECURITIES	**29,776,707**	**51,410**	**434,561**	**30,262,678**	**90.4**	**13,305,031**	**2,307,700**	**1,437,777**	**2,753,116**	**1,795,583**	**8,663,471**		**27,614,042**
Trading securities	17,465,095	51,410	-	17,516,505	52.3	11,627,392	1,133,692	654,394	1,466,967	203,901	2,430,159		13,670,705
Securities available for sale	10,378,327	-	434,561	10,812,888	32.3	1,662,683	1,171,184	745,423	1,254,998	1,515,997	4,462,603		10,425,296
Securities held to maturity (3)	1,933,285	-	-	1,933,285	5.8	14,956	2,824	37,960	31,151	75,685	1,770,709		3,518,041
DERIVATIVE FINANCIAL INSTRUMENTS	**2,766,556**	**469,088**	**-**	**3,235,644**	**9.6**	**1,369,443**	**489,783**	**358,389**	**355,386**	**294,511**	**368,132**		**1,961,543**
TOTAL	**32,543,263**	**520,498**	**434,561**	**33,498,322**	**100.0**	**14,674,474**	**2,797,483**	**1,796,166**	**3,108,502**	**2,090,094**	**9,031,603**		**29,575,585**
						43.8%	**8.4%**	**5.4%**	**9.3%**	**6.2%**	**27.0%**		
Additional provision (exceeding minimum required)				**(370,000)**									**(400,000)**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				**33,128,322**									**29,175,585**
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	**(2,178,744)**	**(257,505)**	**-**	**(2,436,249)**	**100.0**	**(1,212,819)**	**(346,983)**	**(164,372)**	**(342,259)**	**(150,954)**	**(218,862)**		**(1,173,236)**

(1) Includes R$ 44,751 of non-exclusive funds administered by the group (R$ 58,829 at 12/31/2004), which do hold public securities; (2) PGBL and VGBL pension securities portfolio whose ownership and involved risks belong to clients, recorded as securities in compliance with SUSEP requirements, in contra entry against liabilities in Technical Provision for Pension Plans; (3) Positive adjustments to market value not recorded in the amount of R$ 168,263 (R$ 220,285 at 12/31/2004), as mentioned in Note 6e.

b) Summary per portfolio

		12/31/2005				
		Restricted to				
	Own portfolio	Repurchase agreements	Pledging of guarantees (1)	Central Bank (2)	Derivative financial instruments	Guarantor resources (Note 10b)	Total
PUBLIC SECURITIES - DOMESTIC	**3,006,783**	**1,800,849**	**669,866**	**121,305**	**-**	**1,039,167**	**6,637,970**
Financial Treasury Bills	761,330	279	272,091	-	-	170,150	1,203,850
National Treasury Bills	559,090	157,758	187,211	-	-	-	904,059
National Treasury Notes	665,197	29,883	191,664	121,305	-	869,017	1,877,066
National Treasury Notes - M	75,524	-	-	-	-	-	75,524
Central Bank Notes	143,362	-	18,900	-	-	-	162,262
National Treasury/Securitization	106,640	-	-	-	-	-	106,640
Brazilian External Debt Bonds	630,494	1,612,929	-	-	-	-	2,243,423
Investment in non Exclusive Funds	65,139	-	-	-	-	-	65,139
Financial Treasury Bills	64,825	-	-	-	-	-	64,825
Other	314	-	-	-	-	-	314
Other	7	-	-	-	-	-	7
PUBLIC SECURITIES - FOREIGN	**383,510**	**179,373**	**65,816**	**-**	**-**	**-**	**628,699**
Portugal	301,515	117,006	-	-	-	-	418,521
Argentina	55,246	8,941	-	-	-	-	64,187
Central Bank	1,572	8,941	-	-	-	-	10,513
National Treasury	53,674	-	-	-	-	-	53,674
Russia	-	53,426	-	-	-	-	53,426
United States	-	-	65,816	-	-	-	65,816
Other	26,749	-	-	-	-	-	26,749
CORPORATE SECURITIES	**9,297,401**	**621,883**	**277,528**	**-**	**-**	**2,584,225**	**12,781,037**
Euro Bonds and Others	4,014,131	75,020	117,183	-	-	-	4,206,334
Bank Deposit Certificates	1,165,483	546,863	160,345	-	-	1,802,882	3,675,573
Shares in Publicly Traded Companies	1,007,619	-	-	-	-	57,006	1,064,625
Debentures	1,177,050	-	-	-	-	535,376	1,712,426
Promissory Notes	544,876	-	-	-	-	9,431	554,307
Mortgage Bills	150,869	-	-	-	-	-	150,869
Quotas of Fixed Income Funds	582,504	-	-	-	-	159,634	742,138
Quotas of Foreign Investment Funds	55,721	-	-	-	-	-	55,721
Quotas of Variable Income Funds	61,898	-	-	-	-	-	61,898
Real Estate Certificates Receivable	500,650	-	-	-	-	12,245	512,895
Other	36,600	-	-	-	-	7,651	44,251
PGBL/VGBL FUNDS QUOTAS	**-**	**-**	**-**	**-**	**-**	**10,214,972**	**10,214,972**
Additional allowance (exceeding minimum required)	(370,000)	-	-	-	-	-	(370,000)
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	-	-	-	-	3,235,644	-	3,235,644
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - 12/31/2005	**12,317,694**	**2,602,105**	**1,013,210**	**121,305**	**3,235,644**	**13,838,364**	**33,128,322**
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) - 12/31/2004	**12,967,828**	**827,763**	**2,172,093**	**857,017**	**1,961,543**	**10,389,341**	**29,175,585**

(1) Represent securities deposited with the Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2) Represent securities in compulsory deposits.

c) Trading securities

	12/31/2005										12/31/2004
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
PUBLIC SECURITIES - DOMESTIC	**2,491,512**	**41,294**	**2,532,806**	**14.5**	**73,596**	**96,093**	**60,537**	**773,909**	**92,290**	**1,436,381**	**869,317**
Financial Treasury Bills	246,480	429	246,909	1.4	-	71,535	51,174	1,006	4,774	118,420	68,955
National Treasury Bills	643,028	(120)	642,908	3.7	5,201	-	6,061	558,586	73,060	-	31,718
National Treasury Notes	149,496	(794)	148,702	0.8	3,066	-	-	44,940	-	100,696	128,964
Central Bank Notes	134,738	(1,399)	133,339	0.8	-	-	-	133,339	-	-	20,926
National Treasury/Securitization	34,166	73	34,239	0.2	11	166	25	1,875	10,349	21,813	6,242
Brazilian External Debt Bonds	1,218,465	43,105	1,261,570	7.2	179	24,392	3,277	34,163	4,107	1,195,452	445,939
Investment in non Exclusive Funds	65,139	-	65,139	0.4	65,139	-	-	-	-	-	166,573
Financial Treasury Bills	64,825	-	64,825	0.4	64,825	-	-	-	-	-	162,428
Other	314	-	314	-	314	-	-	-	-	-	4,145
PUBLIC SECURITIES - FOREIGN	**129,483**	**4,004**	**133,487**	**0.8**	**68**	**65,835**	**5**	**-**	**19**	**67,560**	**351,899**
Argentina	9,817	(121)	9,696	0.1	-	-	-	-	-	9,696	40,708
Central Bank	9,817	(121)	9,696	0.1	-	-	-	-	-	9,696	33,923
National Treasury	-	-	-	-	-	-	-	-	-	-	6,785
Russia	49,361	4,065	53,426	0.3	-	-	-	-	-	53,426	179,653
United States	65,788	28	65,816	0.4	-	65,816	-	-	-	-	86,625
Other	4,517	32	4,549	-	68	19	5	-	19	4,438	44,913
CORPORATE SECURITIES	**4,629,128**	**6,112**	**4,635,240**	**26.3**	**1,338,756**	**971,764**	**593,852**	**693,058**	**111,592**	**926,218**	**5,531,758**
Euro Bonds and others	238,237	3,119	241,356	1.4	264	35,236	39,532	42,587	34,140	89,597	693,484
Bank Deposit Certificates	2,934,242	-	2,934,242	16.5	583,009	935,710	502,134	607,567	-	305,822	3,052,777
Shares in Publicly Traded Companies	164,438	2,815	167,253	1.0	167,253	-	-	-	-	-	264,105
Debentures	539,967	-	539,967	3.1	-	-	34,316	31,526	59,416	414,709	360,889
Promissory Notes	15,010	-	15,010	0.1	-	-	15,010	-	-	-	323,434
Quotas of Fixed Income Funds	580,196	-	580,196	3.3	580,196	-	-	-	-	-	578,430
Quotas of Variable Income Funds	-	-	-	-	-	-	-	-	-	-	28
Real Estate Certificates Receivable	116,844	(1,146)	115,698	0.7	383	818	1,227	1,636	409	111,225	102,762
Other	40,194	1,324	41,518	0.2	7,651	-	1,633	9,742	17,627	4,865	155,849
PGBL/VGBL FUNDS QUOTAS	**10,214,972**	**-**	**10,214,972**	**58.4**	**10,214,972**	**-**	**-**	**-**	**-**	**-**	**6,917,731**
Total 12/31/2005	**17,465,095**	**51,410**	**17,516,505**	**100.0**	**11,627,392**	**1,133,692**	**654,394**	**1,466,967**	**203,901**	**2,430,159**	**13,670,705**
% per maturity term					**66.4%**	**6.5%**	**3.7%**	**8.4%**	**1.2%**	**13.9%**	
Total 12/31/2004	**13,622,493**	**48,212**	**13,670,705**		**8,810,038**	**1,315,145**	**972,324**	**423,345**	**287,528**	**1,862,325**	
% per maturity term					**64.4%**	**9.6%**	**7.1%**	**3.1%**	**2.1%**	**13.6%**	

d) Securities available for sale

	12/31/2005										12/31/2004
	Cost	Adjustment to market value (in Stockholder's equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
PUBLIC SECURITIES - DOMESTIC	**2,474,706**	**142,412**	**2,617,118**	**24.3**	**37,301**	**86,001**	**237,298**	**452,004**	**506,643**	**1,297,871**	**3,821,463**
Financial Treasury Bills	952,905	4,036	956,941	8.9	412	85,041	188,592	181,539	371,997	129,360	1,209,981
National Treasury Bills	259,516	1,635	261,151	2.4	-	-	47,989	213,162	-	-	101,709
National Treasury Notes	834,722	131,360	966,082	8.9	-	-	-	16,479	-	949,603	1,575,126
Central Bank Notes	27,668	1,255	28,923	0.3	-	-	-	28,923	-	-	321,485
National Treasury/Securitization	73,117	(716)	72,401	0.7	29	-	-	2,006	1,443	68,923	144,041
Brazilian External Debt Bonds	326,771	4,842	331,613	3.1	36,860	960	717	9,888	133,203	149,985	469,121
Other	7	-	7	-	-	-	-	7	-	-	-
PUBLIC SECURITIES - FOREIGN	**449,718**	**23,294**	**473,012**	**4.4**	**11,481**	**55,826**	**1,003**	**22,770**	**113,360**	**268,572**	**688,974**
Portugal	395,228	23,293	418,521	3.9	-	51,524	1,003	4,075	102,794	259,125	642,870
Argentina	54,490	1	54,491	0.5	11,481	4,302	-	18,695	10,566	9,447	2,977
Central Bank	817	-	817	-	-	-	-	817	-	-	93
National Treasury	53,673	1	53,674	0.5	11,481	4,302	-	17,878	10,566	9,447	2,884
United States	-	-	-	-	-	-	-	-	-	-	29,277
Other	-	-	-	-	-	-	-	-	-	-	13,850
CORPORATE SECURITIES	**7,453,903**	**268,855**	**7,722,758**	**71.3**	**1,613,901**	**1,029,357**	**507,122**	**780,224**	**895,994**	**2,896,160**	**5,914,859**
Euro Bonds and others	3,617,598	40,510	3,658,108	33.6	146,853	759,785	255,079	507,836	519,145	1,469,410	3,294,577
Bank Deposit Certificates	741,331	-	741,331	6.9	68,027	162,832	-	156,117	354,187	168	784,096
Shares in Publicly-Traded Companies	697,586	199,786	897,372	8.3	897,372	-	-	-	-	-	587,093
Debentures	1,072,468	(243)	1,072,225	9.9	-	-	3,326	10,578	22,646	1,035,675	492,857
Promissory Notes	539,079	218	539,297	5.0	229,016	14,087	190,501	105,693	-	-	429,620
Mortgage Bills	150,869	-	150,869	1.4	-	92,653	58,216	-	-	-	149,667
Quotas of Fixed Income Funds	161,942	-	161,942	1.5	161,942	-	-	-	-	-	9,203
Quotas of Foreign Investment Funds	47,080	1,713	48,793	0.5	48,793	-	-	-	-	-	36,694
Quotas of Variable Income Funds	32,748	29,150	61,898	0.6	61,898	-	-	-	-	-	14,269
Real Estate Certificates Receivable	390,468	(2,278)	388,190	3.6	-	-	-	-	-	388,190	111,150
Other	2,734	(1)	2,733	-	-	-	-	-	16	2,717	5,633
TOTAL 12/31/2005	**10,378,327**	**434,561**	**10,812,888**	**100.0**	**1,662,683**	**1,171,184**	**745,423**	**1,254,998**	**1,515,997**	**4,462,603**	**10,425,296**
Deferred taxes		(154,087)			**15.4%**	**10.8%**	**6.9%**	**11.6%**	**14.0%**	**41.3%**	
Minority interest in subsidiaries		(13,663)									
Adjustment of securities reclassified in prior years to securities held to maturity		17,255									
ADJUSTMENT TO MARKET VALUE - SECURITIES - 12/31/2005		**284,066**									
TOTAL 31/12/2004	**9,691,982**	**733,314**	**10,425,296**		**967,387**	**631,316**	**470,001**	**1,847,647**	**1,769,233**	**4,739,712**	
Deferred taxes		(241,647)			**9.2%**	**6.1%**	**4.5%**	**17.7%**	**17.0%**	**45.5%**	
Minority interest in subsidiaries		(27,946)									
Adjustment of securities reclassified in prior years to securities held to maturity		9,219									
ADJUSTMENT TO MARKET VALUE - SECURITIES - 12/31/2004		**472,940**									

e) Securities held to maturity

See below the composition of the held to maturity securities portfolio by type, stated at its cost and by maturity term. In the carrying value, the amount of R$ 17,255 (R$ 9,219 at 12/31/2004) is included at 12/31/2005, relating to market adjustment of the reclassified securities at 12/31/2003.This amount was not recognited irresuits. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 168,263 (positive adjustment of R$ 220,285 at 12/31/2004).

	12/31/2005								12/31/2004
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
PUBLIC SECURITIES - DOMESTIC	**1,488,046**	**76.9**	**1,127**	**2,824**	**19,353**	**22,064**	**70,202**	**1,372,476**	**2,794,953**
Financial Treasury Bills	-	-	-	-	-	-	-	-	867,988
National Treasury Notes [1]	762,282	39.4	-	-	-	8,055	-	754,227	1,044,952
National Treasury Notes - M [2]	75,524	3.9	-	-	10,789	10,789	21,578	32,368	109,627
Brazilian External Debt Bonds	650,240	33.6	1,127	2,824	8,564	3,220	48,624	585,881	772,386
PUBLIC SECURITIES - FOREIGN	**22,200**	**1.1**	**-**	**-**	**-**	**-**	**-**	**22,200**	**24,346**
CORPORATE SECURITIES	**423,039**	**22.0**	**13,829**	**-**	**18,607**	**9,087**	**5,483**	**376,033**	**698,742**
Euro Bonds and others	306,870	15.8	6,901	-	11,752	2,027	-	286,190	354,416
Debentures [1]	100,234	5.2	-	-	6,855	7,060	5,483	80,836	328,289
Quotas of Foreign Investment Funds	6,928	0.4	6,928	-	-	-	-	-	6,319
Real Estate Certificate Receivables [1]	9,007	0.6	-	-	-	-	-	9,007	9,718
Total 12/31/2005	**1,933,285**	**100.0**	**14,956**	**2,824**	**37,960**	**31,151**	**75,685**	**1,770,709**	**3,518,041**
% per maturity term			**0.8%**	**0.1%**	**2.0%**	**1.6%**	**3.9%**	**91.6%**	
Total 12/31/2004	**3,518,041**		**23,042**	**9,161**	**885,562**	**317,105**	**73,919**	**2,209,252**	
% per maturity term			**0.7%**	**0.3%**	**25.2%**	**9.0%**	**2.1%**	**62.7%**	

(1) Includes investment of Itaú Previdência e Seguros S.A. in the amount of R$ 600,903 (R$ 912,479 at 12/31/2004).

(2) All securities are nominative and cannot be sold.

f) Derivative financial instruments

	12/31/2005										12/31/2004
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSETS											
Option premiums	218,731	218,912	437,643	13.5	103,004	157,478	141,912	35,249	-	-	155,033
Forwards	292,566	441	293,007	9.1	185,493	77,501	14,871	15,142	-	-	166,405
Swaps - difference receivable	1,044,525	213,473	1,257,998	38.9	124,781	172,571	125,702	247,754	254,537	332,653	1,167,919
Others (*)	1,210,734	36,262	1,246,996	38.5	956,165	82,233	75,904	57,241	39,974	35,479	472,186
Total 12/31/2005	**2,766,556**	**469,088**	**3,235,644**	**100.0**	**1,369,443**	**489,783**	**358,389**	**355,386**	**294,511**	**368,132**	**1,961,543**
% per maturity term					42.3%	15.1%	11.1%	11.0%	9.1%	11.4%	
Total 12/31/2004	**2,000,451**	**(38,908)**	**1,961,543**		**829,509**	**270,810**	**250,746**	**294,400**	**136,917**	**179,161**	
% per maturity term					42.3%	13.8%	12.8%	15.0%	7.0%	9.1%	
LIABILITIES											
Option premiums	(299,274)	(151,249)	(450,523)	18.6	(133,501)	(215,836)	(49,677)	(51,509)	-	-	(260,246)
Forwards	(48,584)	-	(48,584)	2.0	(48,584)	-	-	-	-	-	-
Swaps - difference payable	(667,654)	(66,265)	(733,919)	30.1	(58,529)	(65,506)	(72,801)	(245,234)	(101,245)	(190,604)	(490,148)
Others (*)	(1,163,232)	(39,991)	(1,203,223)	49.3	(972,205)	(65,641)	(41,894)	(45,516)	(49,709)	(28,258)	(422,842)
Total 12/31/2005	**(2,178,744)**	**(257,505)**	**(2,436,249)**	**100.0**	**(1,212,819)**	**(346,983)**	**(164,372)**	**(342,259)**	**(150,954)**	**(218,862)**	**(1,173,236)**
% per maturity term					49.9%	14.2%	6.7%	14.0%	6.2%	9.0%	
Total 12/31/2004	**(1,186,856)**	**13,620**	**(1,173,236)**		**(603,941)**	**(160,920)**	**(123,719)**	**(170,253)**	**(42,300)**	**(72,103)**	
% per maturity term					51.6%	13.7%	10.5%	14.5%	3.6%	6.1%	

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAÚ HOLDING and its subsidiaries are fully involved in the operation of derivative markets, either in complying with the growing clients' needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:

• Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
• Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.

Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAÚ HOLDING carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives, assumed by ITAÚ HOLDING at December 31, 2005, were related to the foreign exchange rate, interest rate, U.S. dollar coupon and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the Institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situations.

Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:

• Futures and Forward Contracts: quotes on the stock exchanges;
• Swaps: the cash flow of each part is discounted to present value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad;
• Options: statistical models that take over the volatility behavior of the asset object, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.

These financial instruments have their notional values recorded in off-balance sheet accounts and adjustments/premiums are recorded in balance sheet accounts.

	OFF-BALANCE SHEET ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE / (RECEIVED) (PAYABLE) / PAID	ADJUSTMENT TO MARKET VALUE	MARKET VALUE	
	12/31/2005	12/31/2004	12/31/2005	12/31/2005	12/31/2005	12/31/2004
Futures contracts	**88,229,522**	**63,249,300**	**17,911**	**-**	**17,911**	**36,241**
Purchase commitments	**51,389,406**	**24,863,342**	**(22,474)**	**-**	**(22,474)**	**(3,915)**
Foreign currency	5,875,731	2,272,597	(12,579)	-	(12,579)	2,100
Interbank market	28,693,479	4,865,962	568	-	568	2,329
Fixed rates	9,634,109	432,644	-	-	-	(477)
Indices	6,633,432	2,649,706	(10,463)	-	(10,463)	(8,259)
Other	552,655	14,642,433	-	-	-	392
Commitments to sell	**36,840,116**	**38,385,958**	**40,385**	**-**	**40,385**	**40,156**
Foreign currency	5,560,225	5,116,851	2,185	-	2,185	6,767
Interbank market	18,847,695	18,346,878	(3,498)	-	(3,498)	(3,198)
Fixed rates	2,090,611	30,254	-	-	-	48
Indices	10,052,759	6,551,986	41,840	-	41,840	37,676
Shares	31,452	-	(144)	-	(144)	-
Other	257,374	8,339,989	2	-	2	(1,137)
Swap contracts			**376,871**	**147,208**	**524,079**	**677,771**
Asset position	**34,338,563**	**31,193,154**	**1,044,525**	**213,473**	**1,257,998**	**1,167,919**
Foreign currency	6,151,583	5,928,781	55,885	58,972	114,857	106,198
Interbank market	13,398,744	12,813,320	881,576	85,163	966,739	865,220
Fixed rates	6,355,251	6,822,486	93,623	49,687	143,310	131,248
Indices	8,386,499	5,580,709	1,671	18,899	20,570	62,809
Other	46,486	47,858	11,770	752	12,522	2,444
Liability position	**33,961,692**	**30,535,757**	**(667,654)**	**(66,265)**	**(733,919)**	**(490,148)**
Foreign currency	12,149,432	8,821,612	(184,210)	54,575	(129,635)	(51,088)
Interbank market	11,688,928	11,429,003	(388,370)	(49,936)	(438,306)	(263,759)
Fixed rates	3,243,773	5,209,416	(74,552)	(52,837)	(127,389)	(91,451)
Indices	6,824,173	4,358,653	(303)	(17,852)	(18,155)	(79,863)
Other	55,386	717,073	(20,219)	(215)	(20,434)	(3,987)
Option contracts	**76,392,027**	**33,312,226**	**(80,543)**	**67,663**	**(12,880)**	**(105,213)**
Purchase commitments -purchased position	**10,704,880**	**11,527,193**	**147,644**	**65,951**	**213,595**	**47,136**
Foreign currency	8,207,019	7,501,442	105,954	12,856	118,810	31,796
Fixed rates	1,058,933	3,465,300	2,666	1,836	4,502	-
Indices	949,535	-	2,197	2,343	4,540	2,110
Shares	447,260	98,483	36,074	48,887	84,961	8,863
Other	42,133	461,968	753	29	782	4,367
Commitments to sell - purchased position	**26,172,324**	**3,045,946**	**71,087**	**152,961**	**224,048**	**107,897**
Foreign currency	6,037,510	2,520,483	43,971	85,063	129,034	107,488
Fixed rates	143,602	-	187	(143)	44	-
Indices	17,859,541	-	1,793	(366)	1,427	-
Shares	812,768	24,500	8,274	77,628	85,902	97
Other	1,318,903	500,963	16,862	(9,221)	7,641	312
Purchase position - sold position	**11,858,228**	**14,133,167**	**(204,598)**	**(202,734)**	**(407,332)**	**(45,402)**
Foreign currency	9,659,936	6,831,799	(183,917)	(197,695)	(381,612)	(25,046)
Fixed rates	861,378	-	(5,709)	(3,032)	(8,741)	-
Indices	942,132	6,832,550	(211)	53	(158)	(14,389)
Shares	220,112	130,926	(12,599)	(3,017)	(15,616)	(2,998)
Other	174,670	337,892	(2,162)	957	(1,205)	(2,969)
Commitments to sell - sold position	**27,656,595**	**4,605,920**	**(94,676)**	**51,485**	**(43,191)**	**(214,844)**
Foreign currency	5,626,386	4,373,470	(46,373)	13,342	(33,031)	(213,047)
Fixed rates	286,151	-	(132)	110	(22)	-
Indices	18,834,862	-	(1,693)	287	(1,406)	-
Shares	664,177	34,946	(34,297)	29,855	(4,442)	(1,725)
Other	2,245,019	197,504	(12,181)	7,891	(4,290)	(72)
Forward			**243,982**	**441**	**244,423**	**166,405**
Purchases receivable			**40,000**	**-**	**40,000**	**11,480**
Interbank market			40,000	-	40,000	-
Fixed rates			-	-	-	11,480
Purchase payable - Interbank market			**(40,000)**	**-**	**(40,000)**	**-**
Sales receivable			**252,566**	**441**	**253,007**	**154,925**
Public securities			8,587	-	8,587	-
Shares			243,979	441	244,420	154,925
Sales deliverable - Public securities			**(8,584)**	**-**	**(8,584)**	**-**
Other derivative financial instruments (*)	**12,727,150**	**4,890,834**	**47,502**	**(3,729)**	**43,773**	**49,344**
Asset position	7,057,619	2,705,872	1,210,734	36,262	1,246,996	472,186
Liability position	5,669,531	2,184,962	(1,163,232)	(39,991)	(1,203,223)	(422,842)
		ASSETS	**2,766,556**	**469,088**	**3,235,644**	**1,961,543**
		LIABILITIES	**(2,178,744)**	**(257,505)**	**(2,436,249)**	**(1,173,236)**
		TOTAL	**587,812**	**211,583**	**799,395**	**788,307**

Derivative contracts mature as follows (in days)						
Clearing	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365**	**12/31/2005**	**12/31/2004**
Futures	14,346,509	53,036,679	9,852,112	10,994,222	88,229,522	63,249,300
Swaps	5,289,947	10,891,892	6,837,055	10,275,144	33,294,038	30,008,000
Options	12,247,028	57,986,527	6,141,036	17,436	76,392,027	33,312,226
Other	3,496,283	3,256,461	1,742,067	4,232,339	12,727,150	4,890,834

(*) Basically includes Forwards Agreements, Forward Rate Agreement (FRAs) and Non Deliverable Forward (NDFs).

g) Changes in adjustment to market value for the period

	01/01 a 12/31/2005	01/01 a 12/31/2004
Opening balance	**356,238**	**403,484**
Adjustments with impacts on:		
Net income	253,297	(62,157)
Stockholders' equity	(298,752)	(25,120)
Write-offs due to permanent losses	16,771	40,031
Closing balance	**327,554**	**356,238**
Adjustment to market value	697,554	756,238
Trading securities	51,410	48,212
Securities available for sale	434,561	733,314
Derivative financial instruments (assets and liabilities)	211,583	(25,288)
Additional provision (*)	(370,000)	(400,000)

(*) Aims at covering risks of current and future fluctuation in the prices, considering the high volatilty scenarios.

For a better understanding, the following table shows the change in the additional provision for securities plus the unrealized gain of securities available for sale and of securities held to maturity:

	12/31/2005	12/31/2004
Additional provision	370,000	400,000
Adjustment to securities available for sale - Stockholders' equity	434,561	733,314
Adjustment to securities held to maturity (*)	185,518	229,504
Total unrealized gain	**990,079**	**1,362,818**

(*) At 12/31/2005 includes the amount of R$ 17,255 (R$ 9,219 at 12/31/2004) regarding the adjustment to market value of securities reclassified up to 12/31/2003, not recognized in the results.

h) Realized gain of securities portfolio

	01/01 to 12/31/2005	01/01 to 12/31/2004
Gain (loss) – trading securities and derivative financial instruments	123,359	(56,334)
Gain (loss) – securities available for sale	180,484	299,389
Total of realized gain	**303,843**	**243,055**
Adjustment to market value with impact on net income	253,298	(62,157)
Total	**557,141**	**180,898**

i) Reclassification of securities (article 5 of BACEN Circular 3068, of November 8, 2001)

The management's Financial Risk Management Committee sets forth guidelines to classify securities. The current securities of the portfolio, as well as the securities purchased in the period, are periodically and sistematically evaluated based on such guidelines.
No reclassification or changes to the current guidelines were carried out in the period.

NOTE 7 - LOAN, LEASING AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with characteristics of credit assignment

I- By type of operations and risk level

Risk levels	12/31/2005										12/31/2004
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	9,257,451	17,079,056	9,908,303	2,737,135	1,338,346	1,333,982	1,256,918	289,043	547,947	43,748,181	36,329,840
Loans and discounted trade receivables	4,655,053	8,382,278	7,481,801	1,930,224	1,134,268	1,044,443	1,160,842	227,200	352,017	26,368,126	21,007,116
Financing	3,261,124	6,969,306	1,744,657	505,576	111,529	54,474	57,900	25,380	99,145	12,829,091	10,786,494
Farming and agribusiness industries	1,282,230	589,590	491,157	68,576	17,679	208,583	1,497	326	2,657	2,662,295	2,639,578
Real estate financing	59,044	1,137,882	190,688	232,759	74,870	26,482	36,679	36,137	94,128	1,888,669	1,896,652
Capital lease operations	266,154	6,498,065	995,439	303,399	88,565	20,677	17,163	12,370	89,990	8,291,822	3,931,372
Credit card operations	-	4,203,277	1,810,472	339,529	415,268	213,167	139,631	68,840	78,666	7,268,850	5,161,848
Other receivables (1)	1,167	27,151	59,989	4,264	5,739	1,032	129	584	16,625	116,680	142,045
Advances on exchange contracts (2)	262,680	432,426	383,240	110,661	15,598	3,516	268	88	1,559	1,210,036	1,841,961
Total operations with characteristics of credit assignment	9,787,452	28,239,975	13,157,443	3,494,988	1,863,516	1,572,374	1,414,109	370,925	734,787	60,635,569	47,407,066
Endorsements and sureties (3)										7,120,718	5,868,306
Total with endorsements and sureties	9,787,452	28,239,975	13,157,443	3,494,988	1,863,516	1,572,374	1,414,109	370,925	734,787	67,756,287	53,275,372
Total - 12/31/2004	5,428,822	22,939,238	12,231,728	2,151,986	2,039,544	975,466	774,576	173,374	692,332	47,407,066	

(1) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid.
(2) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Other Credits/Liabilities - Foreign Exchange Portfolio (Note 8).
(3) Recorded in Memorandum Accounts.

II- By maturity and risk level

	12/31/2005										12/31/2004
	AA	A	B	C	D	E	F	G	H	Total	Total
	ABNORMAL SITUATION (1) (2)										
Falling due installments	**-**	**-**	**621,130**	**447,075**	**297,371**	**257,167**	**353,017**	**146,784**	**162,459**	**2,285,003**	**1,260,152**
01 to 30	-	-	29,716	24,095	19,875	20,336	24,379	9,042	10,607	138,050	76,626
31 to 60	-	-	25,856	20,540	16,290	16,704	21,083	8,725	9,357	118,555	66,852
61 to 90	-	-	23,011	21,152	15,197	14,972	18,709	7,850	8,020	108,911	59,287
91 to 180	-	-	68,855	53,177	45,992	39,977	51,509	21,261	20,853	301,624	161,684
181 to 365	-	-	124,638	93,364	65,616	58,936	79,539	32,558	34,843	489,494	258,426
Over 365	-	-	349,054	234,747	134,401	106,242	157,798	67,348	78,779	1,128,369	637,277
Overdue installments	**-**	**-**	**98,779**	**153,997**	**288,562**	**265,692**	**276,618**	**187,600**	**402,368**	**1,673,616**	**1,217,922**
01 to 14	-	-	3,371	13,021	8,210	7,725	10,079	3,827	4,463	50,696	29,002
15 to 30	-	-	95,408	32,509	76,844	37,727	29,679	7,216	11,665	291,048	198,933
31 to 60	-	-	-	108,467	87,895	50,004	40,318	12,402	20,692	319,778	183,698
61 to 90	-	-	-	-	115,613	49,807	40,058	15,114	18,271	238,863	184,747
91 to 180	-	-	-	-	-	120,429	156,484	149,041	78,558	504,512	308,966
181 to 365	-	-	-	-	-	-	-	-	248,157	248,157	279,140
Over 365	-	-	-	-	-	-	-	-	20,562	20,562	33,436
SUBTOTAL	**-**	**-**	**719,909**	**601,072**	**585,933**	**522,859**	**629,635**	**334,384**	**564,827**	**3,958,619**	**2,478,074**
SPECIFIC ALLOWANCE	**-**	**-**	**(7,199)**	**(18,032)**	**(58,593)**	**(156,857)**	**(314,817)**	**(234,069)**	**(564,827)**	**(1,354,394)**	**(1,043,784)**
SUBTOTAL 12/31/2004	**-**	**-**	**335,540**	**244,065**	**567,255**	**283,827**	**324,033**	**161,807**	**561,547**	**2,478,074**	
	NORMAL SITUATION										
Falling due installments	**9,638,123**	**27,926,727**	**12,240,309**	**2,695,818**	**1,207,552**	**1,011,559**	**759,877**	**34,298**	**163,157**	**55,677,420**	**44,544,158**
01 to 30	1,284,390	6,251,598	3,897,875	874,818	510,743	180,268	94,660	8,176	40,859	13,143,387	11,035,548
31 to 60	818,277	1,801,915	1,576,406	431,841	102,795	65,664	39,928	1,945	12,244	4,851,015	3,931,285
61 to 90	560,600	1,351,302	1,014,904	284,195	64,004	43,563	32,075	1,449	6,080	3,358,172	3,162,194
91 to 180	1,499,238	2,952,708	1,536,038	299,679	129,562	106,395	82,902	4,424	12,938	6,623,884	5,964,729
181 to 365	1,671,608	4,250,214	1,656,105	347,899	160,138	159,735	147,153	5,891	32,317	8,431,060	6,401,654
Over 365	3,804,010	11,318,990	2,558,981	457,386	240,310	455,934	363,159	12,413	58,719	19,269,902	14,048,748
Overdue up to 14 days	**149,329**	**313,248**	**197,228**	**198,094**	**70,031**	**37,956**	**24,597**	**2,243**	**6,804**	**999,530**	**384,834**
SUBTOTAL	**9,787,452**	**28,239,975**	**12,437,537**	**2,893,912**	**1,277,583**	**1,049,515**	**784,474**	**36,541**	**169,961**	**56,676,950**	**44,928,992**
GENERIC ALLOWANCE	**-**	**(141,200)**	**(124,375)**	**(86,817)**	**(127,758)**	**(314,855)**	**(392,237)**	**(25,579)**	**(169,961)**	**(1,382,782)**	**(1,009,771)**
SUBTOTAL 12/31/2004	**5,428,822**	**22,939,238**	**11,896,188**	**1,907,921**	**1,472,289**	**691,639**	**450,543**	**11,567**	**130,785**	**44,928,992**	
TOTAL	**9,787,452**	**28,239,975**	**13,157,446**	**3,494,984**	**1,863,516**	**1,572,374**	**1,414,109**	**370,925**	**734,788**	**60,635,569**	**47,407,066**
EXISTING ALLOWANCE	**-**	**(141,200)**	**(176,519)**	**(349,149)**	**(558,868)**	**(786,029)**	**(989,734)**	**(370,889)**	**(734,788)**	**(4,107,176)**	**(3,053,555)**
Minimum required allowance (3)	-	(141,200)	(131,574)	(104,849)	(186,351)	(471,712)	(707,054)	(259,648)	(734,788)	(2,737,176)	(2,053,555)
Additional allowance (4)	-	-	(44,945)	(244,300)	(372,517)	(314,317)	(282,680)	(111,241)	-	(1,370,000)	(1,000,000)
TOTAL 12/31/2004	**5,428,822**	**22,939,238**	**12,231,728**	**2,151,986**	**2,039,544**	**975,466**	**774,576**	**173,374**	**692,332**	**47,407,066**	
EXISTING ALLOWANCE 12/31/2004	**(18,149)**	**(177,931)**	**(201,719)**	**(189,320)**	**(557,338)**	**(487,837)**	**(554,550)**	**(171,570)**	**(695,141)**	**(3,053,555)**	
Minimum required allowance (3)	-	(114,697)	(122,318)	(64,560)	(203,954)	(303,694)	(419,606)	(132,394)	(692,332)	(2,053,555)	
Additional allowance (4)	(18,149)	(63,234)	(79,401)	(124,760)	(353,384)	(184,143)	(134,944)	(39,176)	(2,809)	(1,000,000)	

(1) For the operations presenting overdue installments for more than 14 days or responsibility of bankrupted companies, or under bankruptcy process.

(2) The balance of non-accrual operations amount to R$ 2,137,026 (R$ 1,388,168 at 12/31/2004).

(3) The policy of not using the classification of level "AA" for micro, small and middle market companies, and also for individuals, was maintained. As a consequence, all loan operations with clients classified in this segment are charged by the recording of a provision upon the extension of credit.

(4) Allocated, by BACEN request, so as to explain, at each risk level, the excess measured through the use of statistic models to evaluate the portfolios under conditions of "stress" in the economic scenario.

III- By business sector

	12/31/2005	%	12/31/2004	%
PUBLIC SECTOR	**1,335,928**	**2.2**	**1,025,542**	2.2
Chemical and petrochemical	230,170	0.4	334,031	0.7
Generation and distribution of electric energy	971,468	1.6	577,530	1.2
Other	134,290	0.2	113,981	0.3
PRIVATE SECTOR	**59,299,641**	**97.8**	**46,381,523**	97.8
CORPORATIONS	**28,861,612**	**47.6**	**26,200,608**	55.3
INDUSTRY	**11,720,503**	**19.3**	**12,877,646**	27.2
Food and beverages	1,882,014	3.1	1,969,605	4.2
Steel and metallurgy	1,264,799	2.1	1,199,291	2.5
Chemical and petrochemical	1,654,861	2.7	1,808,100	3.8
Electrical and electronic	616,599	1.0	768,703	1.6
Paper and pulp	515,844	0.9	838,503	1.8
Light and heavy vehicles	708,235	1.2	764,476	1.6
Textile and clothing	756,005	1.2	669,250	1.4
Mechanics	507,501	0.8	375,583	0.8
Tobacco	384,748	0.6	546,323	1.2
Fertilizers, insecticides and crop protection	715,198	1.2	1,079,444	2.3
Autoparts and accessories	473,069	0.8	556,751	1.2
Construction material	502,731	0.8	466,467	1.0
Pharmaceuticals	299,039	0.5	140,770	0.3
Wood and furniture	520,482	0.9	584,147	1.2
Tractors and agribusiness machinery	99,702	0.2	121,202	0.3
Other	819,676	1.4	989,031	2.1
COMMERCE	**4,439,111**	**7.3**	**3,239,074**	**6.8**
Retail	3,465,737	5.7	2,530,397	5.3
Wholesale	626,556	1.0	518,408	1.1
Other	346,818	0.6	190,269	0.4
SERVICES	**9,367,218**	**15.4**	**7,471,490**	**15.8**
Telecommunications	1,120,289	1.8	1,352,396	2.9
Electrical energy generation and distribution	2,152,234	3.5	1,755,087	3.7
Financial	638,643	1.1	630,344	1.3
Service companies	1,572,128	2.6	1,338,454	2.8
Contractors and real estate agents	764,093	1.3	508,240	1.1
Real estate financing (company)	295,530	0.5	125,650	0.3
Public services concessionaires	406,003	0.7	314,119	0.7
Transportation	763,941	1.3	423,932	0.9
Communications	76,952	0.1	12,313	0.0
Other	1,577,405	2.6	1,010,955	2.1
PRIMARY SECTOR	**2,849,409**	**4.7**	**2,252,983**	**4.8**
Mining	342,513	0.6	306,042	0.6
Farming and live stock	2,469,708	4.1	1,899,100	4.0
Other	37,188	0.1	47,841	0.1
OTHER	**485,371**	**0.8**	**359,415**	**0.8**
INDIVIDUALS	**30,438,029**	**50.2**	**20,180,915**	**42.6**
Credit cards	7,215,950	11.9	5,161,848	10.9
Real estate financing	1,593,139	2.6	1,771,002	3.7
Consumer loans/vehicles/overdraft	21,628,940	35.7	13,248,066	27.9
TOTAL	**60,635,569**	**100.0**	**47,407,066**	**100.0**

b) Credit concentration

Loan, Capital lease and other credit operations (*)	12/31/2005		12/31/2004	
	Risk	% of Total	Risk	% of Total
Largest debtor	569,002	0.8	591,763	1.1
20 largest debtors	6,574,893	9.7	6,601,033	12.4
50 largest debtors	11,566,596	17.1	11,290,715	21.2
100 largest debtors	16,240,398	24.0	15,403,588	28.9

Loan, Capital lease and other credit operations and securities of companies and financial institutions (*)	12/31/2005		12/31/2004	
	Risk	% of Total	Risk	% of Total
Largest debtor	741,757	0.9	1,029,884	1.6
20 largest debtors	10,805,434	13.4	11,878,550	18.2
50 largest debtors	18,271,560	22.7	18,501,759	28.3
100 largest debtors	24,754,698	30.7	24,229,448	37.0

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 12/31/2005	01/01 to 12/31/2004
Opening balance	**(3,053,555)**	**(3,162,967)**
Balance from institutions acquired	-	(59,395)
Net increase for the period	(3,716,278)	(1,581,638)
Write-Offs (1)	2,662,657	1,750,445
Closing balance	**(4,107,176)**	**(3,053,555)**
Specific allowance (2)	(1,354,394)	(1,043,784)
Generic allowance (3)	(1,382,782)	(1,009,771)
Additional allowance (4)	(1,370,000)	(1,000,000)

(1) Includes additional write-offs on the allowance for loan losses, for operations that management considers as having recovery expectation in long-term.

(2) For operations with past due installments of over 14 days or under responsibility of bankrupted companies or in bankruptcy process.

(3) For operations not covered by the previous item due to the classification of the client or operation.

(4) Refers to the provision in excess of the minimum required, recorded based on conservative criteria adopted by management in accordance with good banking practice, in order to cover any unexpected losses resulting from a strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis.

Obs: The specific and generic allowances reflect the effects of a supplementary allowance totaling R$ 215,975 (R$ 221,180 at 12/31/2004) as it does not consider the option established by article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697/2000, of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 (Fifty thousand reais) could be determined based only on the overdue amounts.

At December 31, 2005, the balance of the allowance for loan losses in relation to the credit portfolio is equivalent to 6.8% (6.4% at 12/31/2004).

d) Recovery and renegotiation of credits

I- Composition of the result of allowance for loan losses

	01/01 to 12/31/2005	01/01 to 12/31/2004
Net increase for the period	(3,716,278)	(1,581,638)
Recoveries	889,024	654,388
Renegotiation	380,594	134,685
Receipt	508,430	519,703
Result of allowance for loan losses	**(2,827,254)**	**(927,250)**

II- Renegotiated Credits

	12/31/2005	12/31/2004
Renegotiated credits	1,369,674	858,133
Allowance for loan losses	(559,701)	(345,591)
(%)	40.9	40.3

NOTE 8 - FOREIGN EXCHANGE PORTFOLIO

	12/31/2005	12/31/2004
ASSETS - OTHER RECEIVABLES	**6,513,942**	**9,159,294**
Exchange purchase pending settlement - foreign currency (*)	2,941,560	4,438,399
Foreign currency bills exchange and term document - foreign currency	2,023	2,742
Exchange sale rights - local currency	3,689,537	4,823,012
(-) Advances received - local currency	(119,178)	(104,859)
LIABILITIES - OTHER LIABILITIES	**6,634,460**	**9,405,346**
Exchange sales pending settlement - foreign currency	3,670,077	4,744,202
Exchange purchase liabilities - local currency (*)	2,961,643	4,656,100
Other	2,740	5,044
MEMORANDUM ACCOUNTS	**85,399**	**60,950**
Outstanding import credits - foreign currency	59,424	44,371
Confirmed export credits - foreign currency	25,975	16,579

(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7a I).

NOTE 9 - FUNDING AND BORROWINGS AND ONLENDINGS

a) Summary

	12/31/2005						12/31/2004	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	37,839,909	5,889,638	1,974,873	4,815,315	50,519,735	54.5	42,029,830	53.3
Deposits received under securities repurchase agreements	6,842,200	1,777,106	1,653,043	11,758,301	22,030,650	23.8	16,098,418	20.4
Funds from acceptance and issuance of securities	118,327	286,418	449,241	4,106,776	4,960,762	5.4	3,430,963	4.4
Borrowings and onlendings	639,527	1,748,570	1,626,184	5,141,991	9,156,272	9.9	10,517,966	13.4
Securitization of foreign payment orders	-	28,063	77,243	1,180,029	1,285,335	1.4	1,903,027	2.4
Subordinated debts	-	72,743	-	4,511,678	4,584,421	5.0	4,765,340	6.1
TOTAL	**45,439,963**	**9,802,538**	**5,780,584**	**31,514,090**	**92,537,175**		**78,745,544**	
% per maturity date	49.1	10.6	6.2	34.1				
TOTAL - 12/31/2004	**43,355,068**	**9,571,369**	**5,863,586**	**19,955,521**	**78,745,544**			
% per maturity date	55.1	12.2	7.4	25.3				

b) Deposits

	12/31/2005						12/31/2004	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	12,255,358	-	-	-	12,255,358	24.3	11,005,716	26.2
Savings accounts	19,782,601	-	-	-	19,782,601	39.2	19,197,331	45.7
Interbank	215,490	288,410	141,630	-	645,530	1.3	647,197	1.5
Time deposits	5,152,351	5,601,228	1,833,243	4,815,315	17,402,137	34.3	11,028,988	26.2
Other deposits	434,109	-	-	-	434,109	0.9	150,598	0.4
TOTAL	**37,839,909**	**5,889,638**	**1,974,873**	**4,815,315**	**50,519,735**		**42,029,830**	
% per maturity date	74.9	11.7	3.9	9.5				
TOTAL - 12/31/2004	**35,203,111**	**3,131,189**	**2,299,443**	**1,396,087**	**42,029,830**			
% per maturity date	83.8	7.4	5.5	3.3				

c) Deposit received under securities repurchase agreements

	12/31/2005						12/31/2004	
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	**2,321,849**	**1,777,106**	**1,653,043**	**11,758,301**	**17,510,299**	**79.5**	**9,793,624**	**60.8**
Public securities	170,170	15,184	-	21	185,375	0.8	253,532	1.6
Private securities	-	93,003	150,598	302,962	546,563	2.5	186,256	1.1
Own issue	618,006	1,665,882	1,502,432	11,249,575	15,035,895	68.3	8,940,124	55.5
Foreign	1,533,673	3,037	13	205,743	1,742,466	7.9	413,712	2.6
Third-party portfolio	**4,520,351**	**-**	**-**	**-**	**4,520,351**	**20.5**	**6,097,387**	**37.9**
Free portfolio - Pending repurchases	-	-	-	-	-	-	207,407	1.3
TOTAL	**6,842,200**	**1,777,106**	**1,653,043**	**11,758,301**	**22,030,650**		**16,098,418**	
% per maturity date	31.0	8.1	7.5	53.4				
TOTAL - 12/31/2004	**7,127,540**	**2,623,957**	**753,962**	**5,592,959**	**16,098,418**			
% per maturity date	44.3	16.3	4.7	34.7				

d) Funds from acceptances and issuance of securities

	12/31/2005						12/31/2004	
	0-30	31-180	181-365	Over 365	Total	%	Total	%
MORTGAGE NOTES	-	-	-	-	-	-	**1,456**	**0.0**
DEBENTURES	-	105,452	-	1,350,000	1,455,452	29.3	-	-
FOREIGN BORROWING IN SECURITIES	118,327	180,966	449,241	2,756,776	3,505,310	70.7	**3,429,507**	**100.0**
Trade Related - Issued overseas	-	-	-	-	-	-	**86,834**	**2.6**
Bankers Acceptance							22,804	0.7
Fixed Rate Notes							64,030	1.9
Non-Trade Related	118,327	180,966	449,241	2,756,776	3,505,310	70.7	**3,342,673**	**97.4**
Issued in Brazil - Fixed Rate Notes	-	4,407	-	468,413	472,820	9.5	**573,366**	**16.7**
Issued overseas	118,327	176,559	449,241	2,288,363	3,032,490	61.2	**2,769,307**	**80.7**
Brazil Risk Note Programme	64,081	140,576	94,385	696,121	995,163	20.2	432,050	12.6
Euro CD	24,543	12,942	-	-	37,485	0.8	82,243	2.4
Euro Medium Term Note Programme	-	100	-	16,385	16,485	0.3	364,775	10.6
Euronotes	-	4,961	-	244,621	249,582	5.0	115,883	3.4
Fixed Rate Notes	29,678	17,895	354,717	1,331,236	1,733,526	34.9	1,740,946	50.7
Others	25	85	139	-	249	0.0	33,410	1.0
TOTAL	118,327	286,418	449,241	4,106,776	4,960,762		**3,430,963**	
% per maturity date	2.4	5.8	9.1	82.7				
TOTAL - 12/31/2004	37,769	838,381	449,127	2,105,686	3,430,963			
% per maturity date	1.1	24.4	13.1	61.4				

e) Borrowings and onlendings

| | 12/31/2005 | | | | | | 12/31/2004 | |
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	**533,097**	**1,246,512**	**997,742**	**2,074,266**	**4,851,617**	**53.0**	**5,991,178**	**57.0**
Local	35,537	125,075	1,379	5,171	167,162	1.8	239,928	2.3
Foreign (*)	497,560	1,121,437	996,363	2,069,095	4,684,455	51.2	5,751,250	54.7
ONLENDINGS	**106,430**	**502,058**	**628,442**	**3,067,725**	**4,304,655**	**47.0**	**4,526,788**	**43.0**
Local onlendings - official institutions	**106,430**	**496,703**	**628,442**	**2,833,655**	**4,065,230**	**44.4**	**4,442,985**	**42.2**
BNDES	55,783	276,556	386,260	1,828,181	2,546,780	27.8	2,849,581	27.1
FINAME	29,423	193,256	208,827	972,437	1,403,943	15.3	1,338,867	12.7
Others	21,224	26,891	33,355	33,037	114,507	1.3	254,537	2.4
Foreign onlendings	-	**5,355**	-	**234,070**	**239,425**	**2.6**	-	-
Interbank	-	-	-	-	-	-	83,803	0.8
TOTAL	**639,527**	**1,748,570**	**1,626,184**	**5,141,991**	**9,156,272**		**10,517,966**	
% per maturity date	7.0	19.0	17.8	56.2				
TOTAL - 12/31/2004	**986,648**	**2,639,373**	**2,105,357**	**4,786,588**	**10,517,966**			
% per maturity date	9.4	25.1	20.0	45.5				

(*) Foreign borrowings are basically represented by investments in foreign trade transactions related to export pre-financing and import financing.

f) Securitization of Foreign Payment Orders

Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.

	12/31/2005			
	31-180	181-365	Over 365	Total
Securitization of foreign payment orders	**28,063**	**77,243**	**1,180,029**	**1,285,335**
% per maturity date	2.2	6.0	91.8	
TOTAL - 12/31/2004	**271,013**	**255,697**	**1,376,317**	**1,903,027**
% per maturity date	14.3	13.4	72.3	

g) Subordinated debt

Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837, of 05/30/2001, are as follows:

	12/31/2005				12/31/2004	
	31-180	Over 365	Total	%	Total	%
CDB (1)	3,139	1,957,165	1,960,304	42.8	1,783,670	37.4
Debentures (2)	32,412	600,000	632,412	13.8	628,291	13.2
Euronotes (3)	24,416	1,034,449	1,058,865	23.1	1,303,646	27.4
Redeemable preferred shares (4)	12,776	920,064	932,840	20.3	1,049,733	22.0
TOTAL	**72,743**	**4,511,678**	**4,584,421**		**4,765,340**	
% per maturity date	1.6	98.4				
TOTAL - 12/31/2004	**67,456**	**4,697,884**	**4,765,340**			
% per maturity date	1.4	98.6				

(1) Band Deposit Certificates:
- *issued on 12/23/2002, with nominal value of R$ 850,000, with maturity on 12/23/2009 and paying interest semi-annually at the average Interbank Deposit rate plus 0.87% p.a.;*
- *issued on 02/26/2003, with nominal value of R$ 673,103, with maturity on 02/26/2008 and paying interest at the Interbank Deposit rate at the end of the period.*

(2) Non-convertible debentures:
- *issued on 09/01/2001, with nominal value of R$ 600,000, with maturity on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interbank Deposit (DI) daily rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.*

(3) Euronotes:
- *issued on 08/13/2001, in the amount of US$ 100,000 thousand, and on 11/09/2001, in the amount of US$ 80,000 thousand, with maturity on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;*
- *issued on 08/13/2001, in the amount of ¥ 30,000,000 thousand (US$ 244,938 thousand), also with maturity on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;*
- *issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand (US$ 30,000 thousand held in treasury), with maturity on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.*

(4) Redeemable preferred shares:
- *issued on 12/31/2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on 03/31/2015 and dividends calculated based on LIBOR rate plus 1.25% p.a., paid semi-annually.*

NOTE 10 - INSURANCE, LIFE INSURANCE, PENSION PLAN AND CAPITALIZATION

a) Composition of the Technical Provisions

	12/31/2005	12/31/2004
Insurance	**1,268,240**	**1,124,416**
Unearned premiums	700,428	615,734
Unsettled claims	348,644	334,100
IBNR	161,615	142,999
Premium deficiency - Others	11,908	2,017
Premium deficiency - Health care (1)	34,906	16,192
Mathematical reserve - benefits to be granted	7,913	11,714
Financial surplus	1,055	982
Unsettled benefits	886	678
Redemption and other unregularized amounts	885	-
Life insurance and pension plan	**12,260,056**	**8,853,863**
Unearned premiums	244,037	217,123
Unsettled claims	36,589	31,792
IBNR	41,566	40,078
Mathematical reserve - benefits to be granted	11,438,954	8,172,714
Mathematical reserve - benefits granted	89,315	71,017
Financial surplus	238,677	172,013
Financial fluctuation	83,626	85,026
Risk fluctuation	18,985	11,225
Insufficient contribution (2)	41,815	43,707
Redemption and other unregularized amounts	16,492	7,490
Premium defficiency	7,280	-
Unexpired risks	1,266	1,236
Unsettled benefits	1,427	442
Administrative	27	-
Capitalization	**1,111,238**	**1,044,794**
Mathematical reserve for redemptions	1,021,332	949,617
Contingencies	74,896	80,910
Prizes realizable/payable	15,010	14,267
TOTAL	**14,639,534**	**11,023,073**

(1) The provision for Premium Deficiency is calculated in accordance with the criteria established by the regulatory body and the technical actuarial note which establishes a provision for risk coverage for the next 12 months.

In compliance with USGAAP standards, the provision was conservatively estimated and supplemented to R$ 549,000 in the financial statements filed with the SEC (Securities and Exchange Commissionn) as of December 31, 2004, enough to cover eventual deficits until the termination of the plans in 2099.

To maintain the economic and financial balance of health care plans, approval was requested from ANS (National Health Agency) for plan restructuring, as well as for price adjustments, which authorization is pending. With the purpose of covering the existing imbalance, a capital increase considered sufficient to provide funds for the health insurance segment was carried out.

Existing accounting differences between the local and USGAAP practices are substantially compensated for purposes of covering the estimated values.

(2) Recorded based on actuarial evaluation in sufficient amount for the settlement of obligations.

b) Guarantor Resources of Technical Provision - SUSEP

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Short-term interbank deposits - Money market	87,285	30,176	171,046	69,232	170,770	103,238	429,101	202,646
Securities and derivative financial instruments	937,133	814,521	11,943,230	8,618,325	958,001	956,495	13,838,364	10,389,341
PGBL/VGBL fund quotas (1)	-	-	10,214,972	6,917,731	-	-	10,214,972	6,917,731
Other securities	937,133	814,521	1,728,258	1,700,594	958,001	956,495	3,623,392	3,471,610
Public	225,866	200,469	693,229	950,857	120,071	124,112	1,039,166	1,275,438
Private	711,267	614,052	1,035,029	749,737	837,930	832,383	2,584,226	2,196,172
Credit rights (2)	262,019	250,519	199,648	180,720	-	-	461,667	431,239
Properties	-	40,488	-	-	-	-	-	40,488
TOTAL	**1,286,437**	**1,135,704**	**12,313,924**	**8,868,277**	**1,128,771**	**1,059,733**	**14,729,132**	**11,063,714**

(1) PGBL and VGBL pension plan portfolio, which ownership and embedded risks are from customer's responsibility, are recorded as securities, as determined by SUSEP, as a contra entry to liabilities in the Pension Plan Technical Provisions account.

(2) Recorded under Other receivables - Insurance premiums receivable.

c) Result of Operations

	INSURANCE		LIFE INSURANCE AND PENSION PLAN		CAPITALIZATION		TOTAL	
	01/01 to 12/31/2005	01/01 to 12/31/2004	01/01 to 12/31/2005	01/01 to 12/31/2004	01/01 to 12/31/2005	01/01 to 12/31/2004	01/01 to 12/31/2005	01/01 to 12/31/2004
Income from financial operations	**159,710**	**143,496**	**116,004**	**85,801**	**107,841**	**96,654**	**383,555**	**325,951**
Financial income from insurance, pension plan and capitalization operations	160,227	143,496	1,550,278	993,225	183,050	156,295	1,893,555	1,293,016
Financial expenses from insurance, pension plan and capitalization operations	(517)	-	(1,434,274)	(907,424)	(75,209)	(59,641)	(1,510,000)	(967,065)
Income from insurance, pension plan and capitalization operations	**334,929**	**324,476**	**294,547**	**245,958**	**168,763**	**210,304**	**798,239**	**780,738**
Premiums and contributions	1,917,547	1,662,472	3,963,857	3,714,628	798,233	855,795	6,679,637	6,232,895
Changes in technical provisions	(111,323)	(103,996)	(1,957,161)	(2,207,918)	(625,101)	(645,491)	(2,693,585)	(2,957,405)
Expenses with claims	(1,140,757)	(1,008,067)	(117,484)	(88,656)	-	-	(1,258,241)	(1,096,723)
Selling expenses	(380,847)	(282,953)	(23,337)	(23,004)	-	-	(404,184)	(305,957)
Expenses with benefits and redemptions	-	-	(1,567,759)	(1,143,843)	-	-	(1,567,759)	(1,143,843)
Other income and expenses	50,309	57,020	(3,569)	(5,249)	(4,369)	-	42,371	51,771
TOTAL	**494,639**	**467,972**	**410,551**	**331,759**	**276,604**	**306,958**	**1,181,794**	**1,106,689**

NOTE 11 – PROVISIONS AND CONTINGENT LIABILITIES

ITAÚ HOLDING and its subsidiaries are involved, in the ordinary course of business, in legal actions involving labor, civil, and tax and social security contingencies, filed to challenge escalation indices, labor claims, property damage and pain and suffering, and tax questioning actions. Labor contingencies result from labor claims filed by former employees and trade unions to claim alleged labor rights based on labor legislation specific to the related profession. Civil contingencies are basically derived from civil actions filed by third parties demanding compensation for property damage and pain and suffering based on a number of reasons, such as wrongful protest of notes, return of checks, and inclusion of information in credit protection registry, and most of these actions are filed in the Small Claims Court and are therefore limited to 40 minimum wages.

The table below shows the changes in and the related provisions for contingencies:

| | 01/01 to 12/31/2005 | | | | 01/01 to 12/31/2004 |
	Labor	Civil	Other	Total	Total
Opening balance	**1,042,625**	**727,597**	**233,991**	**2,004,213**	**1,787,584**
Balance resulting from the acquisition of investments	-	-	-	-	39,672
Foreign exchange differences	-	-	(9,497)	(9,497)	(6,973)
Net change reflected in Results (1)	290,087	333,288	(33,421)	589,954	608,598
Payments	(458,113)	(169,186)	(42,746)	(670,045)	(424,668)
Closing balance (2)	**874,599**	**891,699**	**148,327**	**1,914,625**	**2,004,213**
Escrow deposits at 12/31/2005 (3)	**480,253**	**224,743**	**-**	**704,996**	**664,619**

(1) Note 12e and 12h; (2) Note 12c; (3) Note 12a.

The Provisions for Tax and Social Security Contingencies and the related judicial escrow deposits are shown in Note 14c I and 14d III.

ITAÚ HOLDING and its subsidiaries, based on legal advisors opinion are not involved in any other administrative proceedings or lawsuits which might significantly affect their operations in case of an unfavorable sentence.

NOTE 12 - OTHER ACCOUNTS

a) Other Sundry Receivables

	12/31/2005	12/31/2004
Tax credits (1)	3,830,729	3,326,149
Social contribution to be offset (1)	1,125,971	1,277,434
Taxes and contributions to offset	995,937	1,048,617
Escrow deposits in guarantee for provisions for contingent liabilities	2,669,329	2,068,976
Tax and social security appeals (2)	1,964,333	1,404,357
Labor appeals (3)	480,253	514,355
Civil appeals (3)	224,743	150,264
Deposits in guarantee for foreign fund raising program	220,853	497,854
Sundry domestic debtors	270,350	207,073
Sundry foreign debtors	53,199	150,439
Options for tax incentives	66,720	62,266
Amounts receivable - Ordinance 441/04 (4)	-	121,390
Recoverable payments	26,754	73,326
Salary advances	30,110	51,192
Amounts receivable from related companies	3,902	36,605
Other	253,457	305,310
Total	**9,547,311**	**9,226,631**

(1) Note 14b I.

(2) Note 14c I.

(3) Note 11.

(4) On June 8, 2005, Public Securities were received in exchange for the Social Security Institute (INSS) debts, pursuant to the Ministry of Finance Ordinance 441/04.

At ITAÚ HOLDING, other Sundry Receivables are basically composed of taxes and contributions to offset R$ 33,134 (R$ 55,560 at 12/31/2004) and tax credits R$ 313,807 (R$ 134,948 at 12/31/2004), basically represented by provision for interest on own capital, whose realizations is scheduled for this year.

b) Prepaid expenses

	12/31/2005	12/31/2004
Technical cooperation agreement (*)	1,031,020	553,385
Commissions	180,336	214,490
Advertising	161,395	103,053
Other	74,615	45,125
TOTAL	1,447,366	916,053

(*) Basically refers to the amounts spent to acquire rights to credit payrolls and perform tax collections for Municipal and State Governments. As of December 31, 2005, the balance basically comprises the amount of R$ 477,410 related to the agreement entered into on September 16, 2005 with the Municipal Government of São Paulo and R$ 332,279 (R$ 374,061 at December 3, 2004) related to the agreements entered into with the State Governments of Rio de Janeiro, Minas Gerais and Goiás.

This year, ITAÚ recorded a provision amounting to R$ 78,887 (Note 12h) related to the agreement entered into with the State Government of Paraná, as the State Decree 5434/0 annulled such agreement, transferring the services to other financial institutions. ITAÚ filed an appeal in relation to this annulment.

c) Other Sundry Liabilities

	12/31/2005	12/31/2004
Provisions for contingent liabilities (1)	1,914,625	2,004,213
Labor liabilities	874,599	1,042,625
Civil lawsuits	891,699	727,597
Other	148,327	233,991
Provision for personnel	354,600	309,349
Provision for sundry payments	694,334	548,286
Liabilities for official agreements and rendering of payment services	62,576	87,545
Sundry creditors - local	235,416	278,391
Sundry creditors - foreign	54,392	254,434
Agreement for rendering of services AOLA (2)	-	177,751
Liabilities for purchase of assets and rights	78,742	68,273
Related to insurance companies	212,019	220,586
Provision for corporate restructuring (3)	27,000	-
Provision to cover actuarial deficit (4)	26,850	27,089
Amounts payable to related companies	1,447	78,017
Creditors for resources to be released	48,316	27,547
Funds from consortia members	78,659	73,952
Other	14,551	7,613
Total	**3,803,527**	**4,163,046**

(1) Note 11.

(2) Note 20.

(3) Refers to provision for operation of the New Agreement for Credicard Management (Disclosed in Significant Event by ITAÚ HOLDING on 02/01/2005) (Note 13).

(4) Note 19c.

At ITAÚ HOLDING, Other Sundry Liabilities basically consist of amounts payable related to acquisition of investment R$ 133,485 (R$ 175,351 at 12/31/2004).

d) Banking Services Fees

	01/01 to 12/31/2005	01/01 to 12/31/2004
Resources management	1,687,960	1,411,412
Funds management fees	1,630,893	1,335,951
Income from management of consortium	57,067	75,461
Current account services	1,428,609	1,230,073
Credit cards	1,904,263	1,162,013
Annual fees	457,319	356,241
Other services	1,446,944	805,772
Branches relationship	1,024,713	701,768
Services rendered by Orbitall	422,231	104,004
Sureties and credits granted	1,259,309	915,676
Credit operations	1,170,063	813,538
Guarantees provided	89,246	102,138
Receipt services	838,809	866,398
Collection fees	402,002	367,770
Collection services	235,869	304,845
Interbank charges (securities, checks and wire)	200,938	193,783
Other	618,101	579,714
Income from consultation to Serasa	195,941	141,914
Income from brokerage	131,705	95,752
Income from custody services and management of portfolio	66,833	41,111
Foreign exchange services	33,276	33,982
Other services	190,346	266,955
Total	**7,737,051**	**6,165,286**

e) Personnel expenses

	01/01 to 12/31/2005	01/01 to 12/31/2004
Remuneration	2,226,300	1,881,221
Charges	694,983	582,784
Social benefits	588,197	477,135
Training	57,641	48,094
Subtotal	**3,567,121**	**2,989,234**
Employee resignation	114,630	91,529
Labor claims (*)	290,087	213,663
Sole/Special bonus	62,532	25,205
Total	**4,034,370**	**3,319,631**

(*) Note 11.

f) Other administrative expenses

	01/01 to 12/31/2005	01/01 to 12/31/2004
Data processing and telecommunication	1,181,064	1,077,301
Depreciation and amortization (*)	612,756	603,958
Facilities	715,573	569,221
Third-party services	832,355	659,591
Financial system services	372,044	323,466
Advertising, promotions and publications	384,603	305,259
Transportation	194,141	184,872
Materials	164,962	143,223
Security	138,391	127,629
Legal	73,704	65,147
Travel expenses	49,444	45,548
Other	197,416	184,174
Total	**4,916,453**	**4,289,389**

(*) Note 15 b.

g) Other operating income

	01/01 to 12/31/2005	01/01 to 12/31/2004
Reversal of operating provisions	129,715	52,765
Equity result in subsidiaries, not derived from net income	12,549	25,543
Recovery of charges and expenses	91,608	67,002
Net exchange variation on assets and liabilities of overseas companies	30,922	35,099
Agreement for rendering of services AOLA (*)	119,933	-
Other	133,089	134,686
Total	**517,816**	**315,095**

(*) Note 20.

h) Other operating expenses

	01/01 to 12/31/2005	01/01 to 12/31/2004
Provision for contingencies (1)	415,333	533,954
Tax and social security	47,257	139,019
Civil claims	333,288	335,286
Other	34,788	59,649
Sales - Credit cards	250,259	210,592
Claims	187,487	82,763
Provision for the Technical Cooperation Agreement (2)	78,887	-
Other	208,692	336,957
Total	**1,140,658**	**1,164,266**

(1) Note 11.
(2) Note 12b.

NOTE 13 - EXTRAORDINARY RESULT

In order to allow the adequate analysis of the financial statements for the period, the following amounts were recorded in Extraordinary Result, net of the corresponding taxes:

	12/31/2005	12/31/2004
Amortization of investments goodwill	**(160,245)**	**(1,442,555)**
Related to agreements and partnerships (Note 1)	(200,000)	(1,398,917)
BPI - SIC (Sociedade Independente de Comunicação S.A.)	39,755	(43,638)
Provision for corporate restructuring (2)	**(75,000)**	**-**
Other (3)	**-**	**263,368**
Tax effects	**43,500**	**84,764**
Total	**(191,745)**	**(1,094,423)**

(1) Note 1.

(2) Refers to operating expenses on New Agreement for Credicard Management (disclosed in Significant Event by ITAÚ HOLDING at 02/01/2005) and other corporate restructuring occurred in the Group.

(3) Represented basically by Favorable Decisions in Administrative/Judicial Lawsuits and Realization of Taxes on Interest in the Long-term Foreign Fund Raising and Guarantees of Participations acquired.

NOTE 14 - TAXES

a) Composition of expenses with taxes and contributions

I) We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

Due on Operations for the Period	01/01 to 12/31/2005	01/01 to 12/31/2004
Income before income tax and social contribution	**8,200,755**	**7,370,923**
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (*), respectively	(2,788,257)	(2,506,114)
Increase/Decrease to Income Tax and Social Contribution charges arising from:		
Permanent (Inclusions) Exclusions	**454,658**	**583,585**
Investments in affiliates	4,829	26,848
Foreign exchange variation of overseas investments	(307,434)	32,492
Interest on own capital	635,156	469,438
Dividends, interest on external debt bonds and tax incentives	62,179	45,688
Other	59,928	9,119
Temporary (Inclusions) Exclusions	**193,909**	**345,514**
Allowance for loan losses	(251,580)	266,344
Excess (Insufficiency) of Depreciation of capital lease	603,669	124,186
Adjustment to market value of trading securities and derivative financial instruments, and adjustments from operations in futures markets	194,602	75,582
Interest on own capital	(178,117)	(97,139)
Civil, tax and other contingencies provisions	(174,665)	(23,459)
(Increase) Offset on tax losses/Negative social contribution basis	**166,641**	**111,976**
Expenses with Income Tax and Social Contribution	**(1,973,049)**	**(1,465,039)**
Related to Temporary Differences		
Increase (reversal) for the period	(360,910)	(464,679)
Prior periods increase (reversal)	12,663	(161,904)
Income (Expenses) of deferred taxes	**(348,247)**	**(626,583)**
Total income tax and social contribution	**(2,321,296)**	**(2,091,622)**

In ITAÚ HOLDING, income tax and social contribution related to temporary differences is mainly represented by the inclusion of provision for interest on own capital.

II) Composition of tax expenses:

	01/01 to 12/31/2005	01/01 to 12/31/2004
PIS and COFINS	(1,333,993)	(992,373)
ISS	(279,406)	(191,086)
Tax on Bank Account Outflows (CPMF)	(247,873)	(168,386)
Other	(88,666)	(73,365)
Total (*)	**(1,949,938)**	**(1,425,210)**

(*) According to Note 4 m.

In ITAÚ HOLDING, the tax expense is basically comprised of PIS and COFINS in the amount of R$ 68,370 (R$ 53,639 from 01/01 to 12/31/2004) and CPMF in the amount of R$ 5,725 (R$ 4,188 from 01/01 to 12/31/2004).

III) Tax Effects on Exchange Management of Overseas Investments

In order to minimize the effects on income in connection with the exchange variation of overseas investments, net of respective tax effects, ITAÚ HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21d.

Results of these transactions are computed in the calculation basis of income tax and social contribution, according to their nature, while the exchange variation of overseas investments is not included in referred basis, pursuant to tax legislation in force.

For the period ended December 31, 2005, these transactions gave rise to tax positive results due to the appreciation of the Real in relation to US Dollar and Euro, which accounted for the high expenses related to income tax and social contribution, PIS and COFINS.

b) Tax Credits

I) The tax credit balance, segregated based on its origin and disbursements incurred (income tax and social contribution), is represented as follows:

	PROVISIONS		TAX CREDITS			
	12/31/2004	12/31/2005	12/31/2004	Realization / Reversal	Set up	12/31/2005
Related to tax losses and negative social contribution basis			644,906	(190,408)	96,871	551,369
Related to disbursed provisions			1,150,854	(753,609)	908,673	1,305,918
Allowance for loan losses			786,627	(689,858)	836,916	933,685
Allowance for real estate			41,150	(13,056)	16,489	44,583
Other			323,077	(50,695)	55,268	327,650
Related to non-disbursed provisions (1)	5,726,240	7,169,293	1,530,389	(506,481)	949,534	1,973,442
Related to the operation	4,326,240	5,429,293	1,202,249	(506,481)	827,106	1,522,874
Interest on own capital	415,707	939,579	134,151	(134,151)	312,268	312,268
Tax and social security contingencies	1,242,752	1,529,015	320,636	(3,276)	87,839	405,199
Labor contingencies	903,732	744,666	279,625	(155,676)	104,706	228,655
Civil Lawsuits	675,953	851,640	217,745	(46,201)	106,340	277,884
Other	1,088,096	1,364,393	250,092	(167,177)	215,953	298,868
Related to provisions in excess in relation to the minimum required not disbursed	1,400,000	1,740,000	328,140	-	122,428	450,568
Allowance for loan losses	1,000,000	1,370,000	328,140	-	122,428	450,568
Adjustment to market value of trading securities and derivative financial instruments (assets and liabilities) (2)	400,000	370,000	-	-	-	-
Total	**5,726,240**	**7,169,293**	**3,326,149**	**(1,450,498)**	**1,955,078**	**3,830,729**
Social Contribution to Offset arising from Option foreseen in article 8 of Provisional Measure 2158-35, of August 24, 2001			1,277,434	(151,463)	-	1,125,971

(1) From a financial point of view, rather than recording the provision of R$ 7,169,293 (R$ 5,726,240 at 12/31/2004) and Tax Credits of R$ 1,973,442 (R$ 1,530,389 at 12/31/2004), only the net provisions of the corresponding tax effects should be considered, which would reduce the total Tax Credits to R$ 1,857,287 (R$ 1,795,760 at 12/31/2004).

(2) Note 2b.

II) The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35/01of 08/24/2001, existing at December 31, 2005, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:

| Realization Year | Tax Credits | | | Social Contribution to Offset |
	Temporary Differences	Tax Loss and Negative Basis	TOTAL	
2006	1,875,903	551,369	2,427,272	222,872
2007	506,473	-	506,473	302,554
2008	354,457	-	354,457	328,403
2009	219,381	-	219,381	272,142
2010	116,572	-	116,572	-
after 2010	206,574	-	206,574	-
Total	3,279,360	551,369	3,830,729	1,125,971
Present value (*)	2,918,633	516,795	3,435,428	970,643

(*) The average funding rate was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to data and actual values.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis be not used as indications of future net income.

III) Unrecorded tax credits amount to R$ 325,501 (R$ 325,142 at 12/31/2004).

In ITAÚ HOLDING, unrecorded tax credits amount to R$ 7,189 (R$ 7,189 at 12/31/2004).

c) Judicial Escrow Deposits for Interposition of Tax and Social Security Legal Processes

I) Change in Deposits for Interposition of Tax and Social Security Legal Processes

	01/01 to 12/31/2005	01/01 to 12/31/2004
Opening balance	1,404,357	1,278,841
Balance resulting from the acquisition of investment	-	30,207
Appropriation of income	38,526	47,846
Change in the period	521,450	47,463
Deposited	676,530	403,045
Withdrawals	(141,879)	(334,851)
Conversion into income	(13,201)	(20,731)
Closing balance	**1,964,333**	**1,404,357**

II) Permanent Assets in the amount of R$ 496,069 represented basically by Property for own use are pledged in guarantee of voluntary resources (article 32 of Law 10522/02).

d) Taxes and Social Security Contributions

I) The balance of Taxes and Social Security Contributions is represented as follows:

	12/31/2005	12/31/2004
Taxes and contributions on income payable	730,497	392,885
Taxes and contributions payable	434,168	349,466
Provision for deferred income tax and social contribution	1,310,374	619,084
Provision for tax and social security contingencies	2,833,125	2,482,474
Total	**5,308,164**	**3,843,909**

II) Change in Provision for Deferred Income Tax and Social Contribution

	12/31/2004	Realization / Reversal	Set up	12/31/2005
Reflected in income and expense accounts	**472,104**	**(78,467)**	**750,694**	**1,144,331**
Depreciation in excess - Leasing	350,336	(19,037)	640,631	971,930
Taxation on results abroad - Capital Gains	67,039	(15,195)	-	51,844
Adjustment from operations in futures market	-	-	87,247	87,247
Revaluation reserve	8,680	(923)	-	7,757
Other	46,049	(43,312)	22,816	25,553
Reflected in stockholders' equity accounts - Adjustment to market value of securities available for sale (*)	**146,980**	**-**	**19,063**	**166,043**
Total	**619,084**	**(78,467)**	**769,757**	**1,310,374**

(*) Note 2b.

III) Change in Provision for Tax and Social Security Contingencies

	01/01 to 12/31/2005	01/01 to 12/31/2004
Opening balance	**2,482,474**	**2,063,685**
Balance resulting from the acquisition of investment	-	76,807
Change in the period reflected in results	361,817	365,454
Charges on taxes	139,015	108,157
Net recognition	233,967	271,776
Write-offs through reversal	(11,165)	(14,479)
Payments	(11,166)	(23,472)
Closing balance	**2,833,125**	**2,482,474**

e) Taxes Paid or Provided for and Withheld from Clients

We show below the amount of taxes paid or provided for, basically levied on income, revenue and payroll and the amount withheld and collected from clients levied directly on the financial intermediation:

	01/01 to 12/31/2005	01/01 to 12/31/2004
Taxes paid or provided for	5,278,978	4,050,628
Taxes withheld and collected from clients	6,338,559	5,349,271
Total	**11,617,537**	**9,399,899**

NOTE 15 - PERMANENT ASSETS

a) Investments

I) Change of investments - ITAÚ HOLDING

Companies		Balance at 12/31/2004	Subscription / Acquisition	Dividends and interest on own capital (1)	Interest in subsidiary company	Prior years' adjustments (2)	Adjustment to marketable securities of subsidiary companies	Balance at 12/31/2005		Interest in subsidiary company from 01/01 to 12/31/2004
Banco Itaú S.A.		7,985,081	46,206	(2,070,719)	2,140,701	(86,943)	(191,480)	7,822,846		2,344,447
Banco Itaú BBA S.A.		2,892,467	-	(349,662)	867,402 (4)	-	6,097	3,416,304	(4)	577,553
Itaucard Financeira S.A. Crédito, Financ. e Investimento	(3)	2,303,992	-	(1,015,497)	1,117,387	-	445	2,406,327		1,095,978
Itaú Seguros S.A.	(3)	1,054,106	-	(233,823)	727,120	-	170	1,547,573		517,749
Itaú BBA Participações S.A.		769,449	-	(100,777)	268,420	-	(3,873)	933,219		123,940
Itaú Corretora de Valores S.A.	(3)	65,138	-	(24,559)	56,878	-	(6)	97,451		45,941
TOTAL		15,070,233	46,206	(3,795,037)	5,177,908	(86,943)	(188,647)	16,223,720		4,705,608

(1) Interest on Own Capital receivable is recorded in income receivable in the amount of R$ 381,637 (R$ 369,788 at 12/31/2004).

(2) Note 16c.

(3) The investment and the equity in the results reflect the different interest in preferred shares, profit sharing and dividends.

(4) Includes adjustments related to the guarantee on the acquisition of participation.

Companies	Capital	Adjusted net equity	Adjustment net income for the period	Number of shares owned by ITAÚ HOLDING		Holding in voting capital (%)	Holding in capital (%)
				Common	Preferred		
Banco Itaú S.A.	5,547,163	7,830,130	1,979,142	64,263,705	-	100.00	100.00
Banco Itaú BBA S.A.	2,755,795	4,540,149	1,286,442	2,527,397	5,157,954	49.00	74.50
Itaucard Financeira S.A. Crédito, Financ. e Investimentos	4,525,050	7,686,022	1,476,760	-	1,277,933,118	-	1.62
Itaú Seguros S.A.	1,281,500	3,131,092	804,270	-	4,845,954	-	5.00
Itaú BBA Participações S.A.	744,119	1,119,862	315,428	99,986	399,950	50.00	83.33
Itaú Corretora de Valores S.A.	180,100	304,923	62,545	-	758,039	-	5.00

II) Composition of investments

	12/31/2005	12/31/2004
Share of equity in affiliates - local	**101,172**	**112,029**
AGF Brasil Seguros S.A.	101,172	112,029
Share of equity in affiliates - foreign	**486,552**	**661,324**
BPI – SGPS S.A. (BPI) (*)	483,933	659,127
Other	2,619	2,197
Other investments	**268,539**	**250,929**
Investments by tax incentives	106,595	109,505
Equity securities	48,542	39,061
Shares and quotas	24,923	25,830
Other	88,479	76,533
Provision for losses	**(107,055)**	**(104,309)**
TOTAL	**749,208**	**919,973**

(*) Reflects the adjustment mentioned in Note 16c.

III) Composition of the Result of Share of Equity in Affiliates

	01/01 to 12/31/2005	01/01 to 12/31/2004
Share of equity in affiliates - local	**15,499**	**12,726**
Share of equity in affiliates - foreign	**(1,296)**	**66,239**
Exchange variation in investments	(154,869)	(4,706)
Equity in the results of affiliates	153,573	70,945
Total	**14,203**	**78,965**

b) Fixed Assets and Deferred Charges

	NET BOOK VALUE AT 12/31/2004	CHANGES				BALANCE AT 12/31/2005			BALANCE AT 12/31/2004		
		ACQUISITIONS	DISPOSALS	DEPRECIATION / AMORTIZATION EXPENSES (1)	EXCHANGE VARIATION	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
FIXED ASSETS	1,964,889	433,418	(29,520)	(522,233)	(10,814)	5,515,269	(3,679,529)	1,835,740	5,253,373	(3,288,484)	1,964,889
BUILDINGS IN USE (2)	1,227,695	14,820	(425)	(61,518)	(9,304)	2,147,465	(976,197)	1,171,268	2,146,261	(918,566)	1,227,695
Land	607,940	6,607	(187)	-	(1,043)	613,317	-	613,317	607,940	-	607,940
Buildings	619,755	8,213	(238)	(61,518)	(8,261)	1,534,148	(976,197)	557,951	1,538,321	(918,566)	619,755
OTHER	737,194	418,598	(29,095)	(460,715)	(1,510)	3,367,804	(2,703,332)	664,472	3,107,112	(2,369,918)	737,194
Installations	81,061	18,408	(8,582)	(16,073)	(2,325)	269,495	(197,006)	72,489	269,366	(188,305)	81,061
Furniture and equipment	54,324	28,981	(10,439)	(30,847)	(775)	262,337	(221,093)	41,244	269,861	(215,537)	54,324
EDP Systems	526,668	329,283	(6,625)	(383,150)	2,264	2,604,308	(2,135,868)	468,440	2,365,985	(1,839,317)	526,668
Other (Communication, security, and transportation)	75,141	41,926	(3,449)	(30,645)	(674)	231,664	(149,365)	82,299	201,900	(126,759)	75,141
DEFERRED CHARGES	233,961	134,346	-	(90,523)	(5,969)	499,708	(227,893)	271,815	502,702	(268,741)	233,961
Leasehold improvements	103,730	93,021	-	(37,444)	(2,689)	269,810	(113,192)	156,618	232,049	(128,319)	103,730
Expenses on acquisition of software	121,289	31,967	-	(41,590)	311	221,222	(109,245)	111,977	237,081	(115,792)	121,289
Other deferred expenses	8,942	9,358	-	(11,489)	(3,591)	8,676	(5,456)	3,220	33,572	(24,630)	8,942
GRAND TOTAL	2,198,850	567,764	(29,520)	(612,756)	(16,783)	6,014,977	(3,907,422)	2,107,555	5,756,075	(3,557,225)	2,198,850

(1) Note 12 f.

(2) Includes amounts recorded in connection with voluntary legal processes (Note 14c II).

NOTE 16 - STOCKHOLDERS' EQUITY

a) Capital

Capital comprises 1,132,941,290 book entry shares with no par value, of which 605,963,420 are common and 526,977,870 are preferred shares with no voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the control block, as well as a dividend at least equal to that of the common shares.

The table below shows the changes in shares of capital and treasury shares during the period.

	NUMBER		
	Common	Preferred	Total
Shares of capital stock at 12/31/2004	**60,687,553**	**54,897,787**	**115,585,340**
Cancellation of shares - E/OGM - 04/27/2005 and EGM - 08/22/2005	(91,211)	(2,200,000)	(2,291,211)
Split of shares - EGM - 08/22/2005 (1)	545,367,078	474,280,083	1,019,647,161
Shares of capital stock at 12/31/2005	**605,963,420**	**526,977,870**	**1,132,941,290**
Treasury shares at 12/31/2004	**63,310**	**2,250,980**	**2,314,290**
Purchase of shares (2)	126,147	2,269,600	2,395,747
Disposals - stock option plans	-	(525,100)	(525,100)
Cancellation of shares - E/OGM - 04/27/2005 and EGM - 08/22/2005	(91,211)	(2,200,000)	(2,291,211)
Split of shares - EGM - 08/22/2005 (1)	884,214	16,159,320	17,043,534
Purchase of shares after split of shares (2)	3,405,363	6,932,700	10,338,063
Disposals after split of shares - stock option plans	-	(343,500)	(343,500)
Treasury shares at 12/31/2005 (2)	**4,387,823**	**24,544,000**	**28,931,823**
Outstanding shares at 12/31/2005	**601,575,597**	**502,433,870**	**1,104,009,467**

(1) Approved by Bacen on 09/08/2005, disclosed on 09/19/2005 and carried out by the stock exchanges on 10/03/2005. For comparison purposes, the income statement balances at 12/31/2004 were adjusted based on the split of shares.

(2) Own shares purchased under the authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. We detail below the costs of the shares bought back in the period as well as the average cost of treasury shares and their market price at 12/31/2005:

Cost/market price	Common	Preferred
Purchases in the period		
Minimum	33.59	44.65
Weighted average	45.66	55.36
Maximum	50.17	55.69
Total Treasury Shares		
Average cost	49.12	44.02
Market price	47.01	56.30

b) Dividends

Stockholders are entitled to a minimum dividend of not less than 25% of net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.055 per share to be paid to preferred shares.

The monthly advance of the mandatory minimum dividend, paid as Interest on Own Capital, uses the share position of the last working day of the prior month as calculation basis, and the payment is made in the first working day of the following month, in the amount of R$ 0.21 per share as from 07/01/2005, equivalent R$ 0.021 per share after the split of shares.

I – Calculation

Net income	5,321,473	
Adjustments:		
(-) Legal reserve	(266,074)	
Dividend calculation basis	5,055,399	
Interest on own capital paid/advanced/provided for	1,585,142	31.4%

II - Payments/Provision of Interest on Own Capital

	Gross	WHT	Net
Paid / Prepaid	**548,230**	**(75,670)**	**472,560**
5 monthly installments of R$ 0.017 per share paid from February to June 2005 (1)	96,468	(13,355)	83,113
6 monthly installments of R$ 0.021 per share paid from July to December 2005 (1)	141,303	(19,500)	121,803
Supplementary - R$ 0.276 per share, paid on August 22, 2005 (1)	310,459	(42,815)	267,644
Provided for (2)	**1,303,903**	**(191,321)**	**1,112,582**
1 monthly installment of R$ 0.021 per share to be paid in January 2006	23,252	(3,215)	20,037
Supplementary - R$ 0.33 per share, credited on 12/30/2005, payable until 04/28/2006	364,323	(50,657)	313,666
Supplementary to be declared - R$ 0.83 per share, payable until 04/28/2006	916,328	(137,449)	778,879
Total for 2005 - R$ 1.68 per share	**1,852,133**	**(266,991)**	**1,585,142**
Total for 2004 - R$ 1.21 per share (1)	**1,372,085**	**(199,715)**	**1,172,370**

(1) Considers, for comparison purposes, the split of shares (Note 16a).
(2) Recorded in Other Liabilities - Social and Statutory.

c) Prior years' adjustments

As result of the adaptation to the International Financial Reporting Standards (IFRS) in the European Union countries, an adjustment to the December 31, 2004 financial statements was identified represented basically by the adjustment to the pension plans of BPI - SGPS S.A., (Note 15a II) reflecting in ITAÚ HOLDING a decrease in this investment in the amount of R$ 86,943 recorded as a debit from retained earnings.

d) Capital and revenue reserves

	12/31/2005	12/31/2004
CAPITAL RESERVES - Premium on subscription of shares	**1,289,969**	**2,183,867**
REVENUE RESERVES	**7,842,554**	**4,477,203**
Legal	609,470	343,396
Statutory:	7,233,084	4,133,807
- Dividends equalization (1)	3,318,640	2,066,970
- Working capital increase (2)	1,433,851	826,655
- Increase in capital of investees (3)	2,480,593	1,240,182

(1) *Reserve for Dividends Equalization - its purpose is to guarantee funds for the payment or advances of dividends, including interest on own capital, to maintain the flow of the stockholders' compensation.*

(2) *Reserve for Working Capital - its purpose is to guarantee funds for the instituitions' operations.*

(3) *Reserve for Increase in Capital of Investees - its purpose is to guarantee the preferred subscription right in the capital increases of investees.*

e) Reconciliation of Net Income and Stockholders' Equity

The difference between the Net Income and Stockholders' Equity of ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED arises from the adoption of different criteria for the amortization of goodwill on the acquisition of investments, the recording of tax credits and the write-off of unrealized profits on intercompany operations, which related taxes were deferred.

	Net income		Stockholders' equity	
	01/01 to 12/31/2005	01/01 to 12/31/2004	12/31/2005	12/31/2004
ITAÚ HOLDING	**5,321,473**	**4,834,945**	**16,420,562**	**14,759,757**
Goodwill amortization	91,253	(1,047,767)	(1,434,478)	(1,523,639)
Tax credit	(176,503)	(17,252)	576,338	752,839
Unrealized profits (losses)	15,111	5,690	(2,766)	(17,875)
ITAÚ HOLDING CONSOLIDATED	**5,251,334**	**3,775,616**	**15,559,656**	**13,971,082**

f) Stock Option Plan

This plan aims at involving the officers in the medium and long-term corporate development process through the award of stock options. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, to one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ HOLDING Compensation Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the term of the option series, and the vesting and blackout periods for exercising the options. Options may be granted to eligible employees of Itaú Holding or officers and employees of controlled companies for extraordinary and significant reasons and at the employment of highly qualified individuals.

The exercise price of each serie is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date.

The exercise of stock options, pursuant to the Plan's regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting records related to the plan are carried out upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders' Equity.

The dilution percentage of the current stockholders interest, in the event all granted options were exercised and based on the market value of the Stockholders' Equity (R$ 56,567,096 at 12/31/2005), would be 2.04%.

Should the method of recognizing the granted option premiums in expenses be adopted, the effects in results based on the binomial stock pricing model would amount to R$ 53,332 in the period and R$ 116,538 in future periods until the end of the vesting period falling due on December 31, 2009.

I - Total granted options

Granting		Vesting	Exercise	Exercise price restated (R$1)	Options			
Nb	Date	period until	period until		Granted	Exercised	Cancelled	Not exercised
Closed Series					21,095,000	20,735,000	360,000	-
5th	02/22/99	12/31/03	12/31/06	13.55	4,641,000	4,552,000	34,000	55,000
5th	05/02/05	12/31/03	12/31/06	13.55	9,680	-	-	9,680
6th	02/14/00	12/31/04	12/31/07	20.69	5,332,000	5,044,000	254,000	34,000
6th	10/16/01	12/31/04	12/31/07	20.69	50,000	45,000	-	5,000
6th	05/02/05	12/31/04	12/31/07	20.69	12,390	-	-	12,390
7th	02/19/01	12/31/05	12/31/08	26.68	220,000	30,000	-	190,000
7th	02/19/01	12/31/05	12/31/08	26.81	5,100,000	518,000	216,000	4,366,000
7th	10/16/01	12/31/05	12/31/08	26.68	50,000	-	-	50,000
7th	03/10/03	12/31/05	12/31/08	26.81	60,000	-	-	60,000
7th	01/07/04	12/31/05	12/31/08	26.81	62,500	-	-	62,500
7th	02/16/04	12/31/05	12/31/08	26.81	70,000	-	-	70,000
7th	05/02/05	12/31/05	12/31/08	26.81	14,900	-	-	14,900
8th	03/04/02	12/31/06	12/31/09	25.41	90,000	-	-	90,000
8th	03/04/02	12/31/06	12/31/09	25.57	5,341,500	578,500	234,500	4,528,500
8th	01/07/04	12/31/06	12/31/09	25.57	62,500	-	-	62,500
8th	05/02/05	12/31/06	12/31/09	25.57	14,060	-	-	14,060
9th	03/10/03	12/31/07	12/31/10	17.33	135,000	30,000	-	105,000
9th	03/10/03	12/31/07	12/31/10	17.31	5,339,000	693,000	178,000	4,468,000
9th	01/07/04	12/31/07	12/31/10	17.31	62,500	-	-	62,500
9th	05/02/05	12/31/07	12/31/10	17.31	11,270	-	-	11,270
9th	08/01/05	12/31/07	12/31/10	17.31	10,000	-	-	10,000
10th	02/16/04	12/31/08	12/31/11	26.17	5,046,950	116,000	193,300	4,737,650
10th	08/01/05	12/31/08	12/31/11	26.17	10,000	-	-	10,000
11th	02/21/05	12/31/09	12/31/12	36.83	4,016,200	-	54,300	3,961,900
11th	08/01/05	12/31/09	12/31/12	36.83	10,000	-	-	10,000
			Total		56,866,450	32,341,500	1,524,100	23,000,850

II - Changes in stock options

	Number	Price (*)
Balance at 12/31/2004	24,622,650	22.80
Options:		
. Granted	4,108,500	
. Cancelled	(135,800)	
. Exercised	(5,594,500)	
Balance at 12/31/2005	23,000,850	26.18

(*) Weighted average exercise price.

III - Exercised options in the period (R$1)

Granting	Number of shares	Exercise price (*)	Market value (*)
4th	250,000	11	48.47
5th	130,000	13	48.40
6th	4,200,500	21	45.49
7th	340,000	27	45.64
8th	360,000	26	46.44
9th	198,000	17	45.20
10th	116,000	26	47.04
Total:	5,594,500	21	45.79

(*) Weighted average value.

IV - Effect of the option exercise

Amount received from the sale of shares - exercised options	115,690
(-) Cost of treasury shares sold	(131,513)
Effect on sale (*)	(15,823)

(*) Recorded on revenue reserves.

NOTE 17 – RELATED PARTIES

Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

- The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

- Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 19a; and

- Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ HOLDING and subsidiaries to act in their respective areas of interest, as described in Note 21f and Note 21g.

The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:

- Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Brazilian Central Bank (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.

- Purchase, lease, maintenance and technical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.

- Rental of real estates from ITAÚSA, Fundação Itaubanco, FUNBEP and PREBEG.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:

| | BOOK VALUE | | MARKET | | Unrealized income (loss) [*] | | | |
| | | | | | Result | | Stockholders' equity | |
	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Interbank deposits	9,776,737	8,724,675	9,803,641	8,738,622	26,904	13,947	26,904	13,947
Securities and derivatives	33,128,322	29,175,585	33,128,322	29,175,585				
Securities unrealized result					990,079	1,362,818	538,263	620,285
Additional provision (exceeding minimum required)					370,000	400,000	370,000	400,000
Adjustment of securities available for sale					434,561	733,314	-	-
Adjustment of securities held to maturity					185,518	229,504	168,263	220,285
Loan, leasing and other credit operations	56,528,393	44,353,511	56,681,637	44,601,292	153,244	247,781	153,244	247,781
Investment in BPI	483,933	659,127	1,307,463	1,319,396	823,530	660,269	823,530	660,269
Time and interbank deposits and funds from acceptance and issuance of securities and local and foreign borrowings	27,860,046	21,098,326	27,859,459	21,139,385	587	(41,059)	587	(41,059)
Securitization of foreign payment orders	1,285,335	1,903,027	1,288,389	1,810,286	(3,054)	92,741	(3,054)	92,741
Subordinated debts	4,584,421	4,765,340	4,641,785	4,730,392	(57,364)	34,948	(57,364)	34,948
Treasury shares	1,296,027	475,253	1,588,099	920,310	-	-	292,072	445,057
Total unrealized					**1,933,926**	**2,371,445**	**1,774,182**	**2,073,969**

(*) It does not consider corresponding tax effects. Includes unrealized minority interest gain amounting to R$ 351,647 (R$ 298,926 at 12/31/2004) on income and R$ 337,984 (R$ 270,980 at 12/31/2004) on stockholders' equity.

To obtain the market values for these financial instruments, the following criteria were adopted:

- Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil newspaper on January 2, 2006 for floating-rate securities.

- Securities and derivative financial instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

- Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

- Investments in foreign affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.

- Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on January 2, 2006. The effects of hedges (swap contracts) are also taken into account.

- Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

- Subordinated debts, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

- Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 – BENEFITS TO EMPLOYEES

Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a) Supplementary retirement benefits:

ITAÚ HOLDING and its subsidiaries sponsor supplementary retirement plans managed by the closed private pension entities Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees' Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits (FUNBEP, PREBEG and the plan of Fundação Bemge de Seguridade Social (FASBEMGE), which also grant death benefits) in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.

As regards the new employees hired as from August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the year, the contributions paid totaled R$ 28,798 (R$ 25,912 from January 1 to December 31, 2004). The contribution rate increases based on the beneficiary's salary.

b) Post-employment benefits:

ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the year, the contributions made totaled R$ 8,952 (R$ 16,766 from January 1 to December 31, 2004). The contribution rate increases based on the beneficiary's age.

c) Net amount of assets and actuarial liabilities of the benefit plans:

The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

	12/31/2005	12/31/2004
Net assets of the plans	9,178,748	8,264,190
Actuarial liabilities	(8,035,973)	(6,967,475)
Surplus (*)	1,142,775	1,296,715

(*) According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net surplus was not recognized.

In addition to the reserves recorded by the plans, the sponsors have provisions in the amount of R$ 26,850 (R$ 27,089 at December 31, 2004) (Note 12c) to cover insufficient actuarial reserves.

d) Changes in net assets and actuarial liabilities, and surplus

DESCRIPTION	01/01 to 12/31/2005			01/01 to 12/31/2004		
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value - beginning of the year	8,264,190	(6,967,475)	1,296,715	6,925,160	(5,731,144)	1,194,016
Adjustments in the period (1)	-	-	-	-	(19,885)	(19,885)
Expected return from assets/ Cost of current service + interest	1,003,683	(869,296)	134,387	840,384	(754,281)	86,103
Benefits paid	(373,411)	373,411	-	(338,864)	338,864	-
Contributions sponsors/participants	63,185	-	63,185	68,804	-	68,804
Gains/(losses) in the period (2)(3)	221,101	(572,613)	(351,512)	768,706	(801,029)	(32,323)
Present value - end of the year	9,178,748	(8,035,973)	1,142,775	8,264,190	(6,967,475)	1,296,715

(1) Adjustments arising from the review of the scope of assumed commitments and related effects on actuarial computations.

(2) The gains in assets correspond to the earnings obtained above the expected return rate of assets assumptions.

(3) The losses/gains on actuarial liabilities resulted from the differences between the actuarial assumptions and what effectively happened, highlighting in 2004 the rules of the Deferred Proportional Benefit and Portability Facilities, except for FUNBEP and PREBEG which already had these provisions.

e) Main assumptions used in actuarial assessment:

Discount rate	10.24% p.a.
Return rate expected for the assets	12.32 % p.a.
Mortality table	GAM-83
Turnover (1)	Exp.Itaú 1999/2001
Future salary growth	7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.
Inflation	4.00 % p.a.
Actuarial method	Projected Unit Credit (2)

(1) The turnover assumption is based on the effective participants of ITAÚ HOLDING, resulting in an average of 2.0% p.a. based on experience 1999/2001.

(2) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

NOTE 20 – TERMINATION OF THE STRATEGIC ALLIANCE WITH AMERICA ONLINE LATIN AMERICA INC.

ITAÚ HOLDING, through its subsidiaries, holds 35,937,840 class A common shares of America Online Latin America Inc. (AOLA) capital, related to the strategic alliance entered into with that company on June 12, 2000, a joint venture established by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. The agreement, includes the services contracted by América Online Brasil Ltda. (AOLB), subsidiary of AOLA, of interactive and marketing services by ITAÚ HOLDING, considering the final contractual term at March 24, 2006.

The original acquisition of shares did not result from any monetary disbursements, since, at the time of the subscription, an advance of the same amount was received in respect of a service agreement.

On June 24, 2005, AOLA management filed a document with the Securities and Exchange Commission (SEC) submitting a petition for voluntary bankruptcy, due to the non-existence of funds available or sources of funds to maintain the economic and financial equilbrium of the company, and informing that it believes that its common shares do not have nor will they have any value. In view of such disclosed information, the investment value was fully recorded as permanent loss, which resulted in expenses for the period amounting to R$ 37,026.

On December 29, 2005, the parties entered into an agreement for terminating the alliance, which provided for the mutual release from all liabilities arising from such strategic alliance and related amendments. Accordingly, an amount of R$ 119,933 was recorded in other operating income (Note 12g) related to funds received from agreement for rendering services.

NOTE 21 - ADDITIONAL INFORMATION

a) **Investment funds and managed portfolios** - ITAÚ HOLDING, through its subsidiary companies, manages the following types of investments funds: privatization, fixed income, shares, open portfolio shares, investment clubs, its customers' and Group portfolios, domestic and foreign, classified in off-balance sheet accounts, distributed, as follows:

	Amount		Amount (*)		Number of funds	
	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Investment funds	**112,572,866**	**91,433,484**	**112,572,866**	**91,433,484**	**703**	**687**
Fixed income	107,253,163	86,952,216	107,253,163	86,952,216	622	614
Shares	5,319,703	4,481,268	5,319,703	4,481,268	81	73
Managed portfolio	**36,185,459**	**32,059,358**	**7,713,994**	**8,319,910**	**4,116**	**4,515**
Customers	20,256,554	16,601,848	4,368,596	4,206,394	4,066	4,466
Itaú Group	15,928,905	15,457,510	3,345,398	4,113,516	50	49
TOTAL	**148,758,325**	**123,492,842**	**120,286,860**	**99,753,393**	**4,819**	**5,202**

(*) It refers to the distribution after elimination of double-counting of managed funds in investment funds.

b) Funds from Consortium

	12/31/2005	12/31/2004
Monthly estimate of installments receivable from participants	36,538	31,279
Group liabilities by installments	1,400,087	1,387,096
Participants - assets to be delivered	1,244,422	1,276,669
Funds available for participants	172,593	141,984
(In units)		
Number of managed groups	971	995
Number of current participants	129,435	140,124
Number of assets to be delivered to participants	55,918	74,331

c) **Insurance Policy -** ITAÚ HOLDING and its subsidiaries, despite the low risk exposure due to a non-physical concentration of their assets, have the policy to guarantee its securities and assets at amounts considered sufficient to cover possible claims.

d) Foreign currencies

The balances in reais linked to foreign currency were:

	12/31/2005	12/31/2004
Permanent foreign investments	6,517,653	6,908,617
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(9,658,659)	(8,453,480)
Net foreign exchange position (*)	**(3,141,006)**	**(1,544,863)**

(*) Not considering the participation of the other shareholders in Banco Itaú Europa S.A., the net foreign exchange position would be R$ (3,755,421), (R$(2,314,684) at 12/31/2004).

The foreign exchange position, if considering the tax effects on net balance of the other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

e) Restricted operations on assets

We present below information related to the restricted operations on assets, carried out as prescribed by BACEN Resolution 2921/02.

	0 - 30	31 - 180	181 - 365	Over 365	12/31/2005 Total	01/01 to 12/31/2005 Income (Expenses)
Restricted operations on assets						
Credit operations	2,119	5,305	193,547	282,413	483,384	(15,049)
Liabilities for restricted operations on assets						
Liabilities for securities issued overseas	2,059	5,169	193,547	283,000	483,775	15,869
Net result of restricted operations						**820**

At December 31, 2005, there were no overdue transactions.

f) Fundação Itaú Social - ITAÚ HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of wich are: 1) managing "Itaú Social Program" which aims at coordinating the organization's role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the "Itaú Social Program" and 3) providing food and other similar benefits to the employees of ITAÚ HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 2,255 in the period, and the Foundation's social investment fund totaled R$ 359,458 at December 31, 2005. Income arising from it is destined for the Foundation's social purposes.

g) Instituto Itaú Cultural – IIC - ITAÚ HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural – IIC, an entity formed to grant incentives, promote and preserve Brazil's cultural heritage. During the period, the consolidated companies donated to IIC the amount of R$ 24,600 (R$ 23,600 from January 1 to December 31, 2004).

h) Profit Sharing – Employees – Law 10101 of December 19, 2000 – Based on the terms approved by the collective agreement, the profit sharing was as follows:

	01/01 to 12/31/2005	01/01 to 12/31/2004
Profit sharing	545,078	430,858
Tax effects	(183,352)	(146,841)
Profit sharing, net	**361,726**	**284,017**

NOTE 22 - INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)		Itau Bank, Ltd.		Non-financial (3)		Banco Itaú-BBA S.A. Subsidiaries (4)		Foreign Consolidated (5)	
	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004	12/31/2005	12/31/2004
Assets														
Current and long-term receivables														
Cash and cash equivalents	71,787	51,969	45,571	41,070	40,075	121,802	48,010	42,737	40,848	47,701	55,749	32,865	277,099	296,534
Short-term interbank deposits	3,523,836	2,733,396	11,570	-	3,639,456	3,962,142	2,052,429	1,067,647	467,896	37,540	3,229,916	1,623,763	7,293,037	6,464,764
Securities	2,872,555	2,626,194	222,892	196,999	1,922,707	2,079,582	1,094,507	1,565,529	57,001	37,869	6,256,189	4,607,018	11,862,793	10,735,547
Loan, leasing and other credit operations	1,074,901	1,113,300	729,981	750,533	1,946,427	1,984,284	4,413	89,055	-	-	2,066,253	2,652,255	5,821,843	6,542,192
Prepaid expenses	23,140	36,302	1,425	2,047	7,879	5,759	39	109	16	40	7,946	10,101	40,601	54,461
Other assets	171,824	473,951	217,452	390,841	129,374	145,293	241,131	31,677	132,238	636,324	419,235	85,071	1,301,743	1,741,386
Permanent assets														
Investments	589,941	599,276	6,907	2,967	410,234	590,653	3	1,483	2,668,918	3,209,778	29,062	28,013	491,000	665,745
Fixed assets	3,514	6,113	34,395	50,825	9,219	9,964	-	52	793	1,124	166	189	48,400	68,730
Deferred charges	5,046	7,008	675	26,761	7,983	6,322	-	4	2,099	249	16	19	16,020	40,666
Total	**8,336,544**	**7,647,509**	**1,270,868**	**1,462,043**	**8,113,354**	**8,905,801**	**3,440,532**	**2,798,293**	**3,369,809**	**3,970,625**	**12,064,532**	**9,039,294**	**27,152,536**	**26,610,025**
Liabilities														
Current and long-term liabilities														
Deposits	2,602,673	917,557	1,005,816	1,086,458	3,749,760	4,395,930	889,256	264,868	2	12	4,216,150	2,447,570	6,747,013	6,292,556
Demand deposits	461,414	25,395	369,191	429,253	370,303	444,881	48,983	87,291	-	-	49,347	48,173	868,855	929,561
Savings accounts	-	-	266,667	244,636	-	-	-	-	-	-	-	-	266,667	244,636
Interbank deposits	129,258	292,293	38,734	100,469	29,727	189,447	829,882	66,889	-	-	-	-	326,994	389,132
Time deposits	2,012,001	599,869	331,224	312,100	3,349,730	3,761,602	10,391	110,688	2	12	4,166,803	2,399,397	5,284,497	4,729,227
Deposits received under securities repurchase agreements	495,972	80,221	-	-	298,888	552,725	79,160	26,887	-	-	1,118,731	-	1,775,201	413,712
Funds from acceptance and issuance of securities	734,156	635,340	-	-	1,863,319	1,804,975	76,110	-	-	-	183,906	552,929	2,778,619	2,856,141
Borrowings	107,062	632,596	-	28,799	902,485	515,470	5,502	9	2,108	36,833	2,951,722	3,496,003	3,898,216	4,582,731
Derivative financial instruments	151,617	43,587	-	-	56,097	31,731	46,222	4,101	-	-	1,212,654	409,864	1,365,764	470,842
Other liabilities	2,323,334	3,249,252	34,069	93,605	140,614	167,436	1,014,311	1,065,220	62,004	78,591	430,040	365,822	3,933,028	4,944,877
Deferred income	**5,960**	**8,115**	**-**	**-**	**4,545**	**1,760**	**8**	**190**	**383**	**486**	**2,817**	**3,119**	**13,714**	**13,671**
Minority interest in subsidiaries	**-**	**-**	**-**	**-**	**127**	**122**	**-**	**-**	**187**	**362**	**-**	**-**	**123,327**	**126,879**
Stockholders' equity														
Capital and reserves	1,925,513	1,936,401	218,854	246,770	983,073	1,369,797	1,265,565	1,310,267	3,114,821	3,560,879	1,770,798	1,647,166	6,070,707	6,420,050
Income for the period	(9,743)	144,440	12,129	6,411	114,446	65,855	64,398	126,751	190,304	293,462	177,714	116,821	446,947	488,566
Total	**8,336,544**	**7,647,509**	**1,270,868**	**1,462,043**	**8,113,354**	**8,905,801**	**3,440,532**	**2,798,293**	**3,369,809**	**3,970,625**	**12,064,532**	**9,039,294**	**27,152,536**	**26,610,025**

(1) Banco Itaú S.A. - Branches, Grand Cayman, New York, Tokyo and, only on 12/31/2005, Banco Itaú Holding Financeira S.A. - Branch Grand Cayman.

(2) Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A., BIEL Fund Management Company S.A. and, only on 12/31/2005, BIE Cayman, Ltd.

(3) Afinco Americas Madeira, SGPS, Soc. Unipessoal Lda., BFB Overseas N.V., BFB Overseas Cayman, Ltd., Externalizacion Global S.A.(only on 31/12/2004), Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (current name of Del Buen Ayre), eira, SGPS, Soc. Un Lda., Itaúsa Portugal - SGPS, S.A., Itaú Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda, BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda., Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, S SGPS, S.A., Itaú Leasi ITB Holding Ltd., Topaz Holding Ltd., Itaú USA Inc, Jasper International Investiment LLC, Itauinv - Itaú International Investment LLC, ITrust Servicios Financeiros S.A., Albarus S.A., I.F.E. Banco Bemge (Uruguay) S.A. (company taken over in August 2005), td., Itaú USA Inc, Jasper Interna Holding Ltd., Garnet Corporation, Zircon Corporation, Spinel Corporation, Tanzanite Corporation and, only on 12/31/2005, Itaú Sociedad de Bolsa S.A.

(4) Perobá Ltd. (current name of BBA-Creditanstalt Bank Ltd.), Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Sucursal Uruguai, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., AKBAR - Marketing e Serviços, Lda and, only on 12/31/2004e of BBA-Creditanstalt B Representaciones S.A. e BBA Icatu Securities, INC.

(5) Information on foreign consolidated presents net balances of eliminations from consolidation.

NOTE 23 - STATEMENT OF CASH FLOWS

We present below the Statement of Cash Flows prepared by the Indirect Method
a) ITAÚ HOLDING CONSOLIDADO

	01/01 to 12/31/2005	01/01 to 12/31/2004
Adjusted net income	**12,387,218**	**11,302,469**
Net income	5,251,334	3,775,616
Adjusted net income:	7,135,884	7,526,853
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	(253,297)	62,157
Allowance for loan losses	3,716,278	1,581,638
Adjustment to the allowance and contingent liabilities	(185,416)	95,740
Results from operations with subordinated debts	208,174	302,519
Results from securization of foreign payment orders	(159,871)	(112,713)
Change in technical provision for insurance, pension plan and capitalization	2,693,584	2,957,405
Depreciation and amortization	612,756	603,958
Extraordinary result in subsidiaries and associated companies	235,245	1,412,018
Deferred taxes	348,247	626,583
(Income) Loss on sales of assets and investments	17,908	36,147
Equity in results of subsidiary companies	(14,203)	(78,965)
Exchange variation on permanent and non-operating assets	(26,816)	12,992
Provision for losses	(12,123)	(24,163)
Minority interest result	(44,582)	51,537
Change in assets and liabilities	**(23,534,440)**	**(10,850,232)**
(Increase) Decrease in short-term interbank deposits	(3,130,072)	1,510,704
(Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)	(2,722,600)	21,319
(Increase) Decrease in compulsory deposits with Brazilian Central Bank	(2,738,121)	(2,413,658)
(Increase) Decrease in interbank and intebranch accounts (Assets/Liabilities)	(125,882)	302,346
(Increase) Decrease in loan, capital leasing and other credit operations	(15,891,160)	(10,439,525)
(Increase) Decrease in loan, operating leasing operations	(18,067)	-
(Increase) Decrease in other receivables and assets	(1,289,755)	(465,856)
(Increase) Decrease in foreign exchange portfolio (Assets/Liabilities)	(125,534)	(13,722)
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	922,877	376,551
(Decrease) Increase in other liabilities	1,560,122	334,831
(Decrease) Increase in deferred income	23,752	(63,222)
OPERATING ACTIVITIES - Net cash provided by / (invested)	**(11,147,222)**	**452,237**
Interest on own capital/Dividends received	45,154	57,755
Sale of non-operating assets	174,841	129,218
Sale of investments	22,869	8,811
Sale of fixed assets for use	29,520	34,304
Decrease in deferred charges	-	5,595
Purchase of non-operating assets	(189,072)	(95,335)
Purchase of investments	(27,191)	(37,955)
Goodwill in the acquisition of investments	(200,000)	(1,398,917)
Purchase of fixed assets for use	(433,418)	(485,101)
Deferred charges	(134,346)	(93,929)
Change in participation of minority interest	37,824	52,016
INVESTMENT ACTIVITIES - Net cash provided by / (invested)	**(673,819)**	**(1,823,538)**
Increase (Decrease) in deposits	8,489,905	5,332,150
Increase (Decrease) in deposits received under securities repurchase agreements	5,932,232	(833,791)
Increase (Decrease) in funds for issuance of securities	1,529,799	(327,664)
Increase (Decrease) in borrowings and onlendings	(1,361,694)	(2,450,200)
Increase (Decrease) in credit cards operations	1,628,682	1,151,717
Increase (Decrease) in securitization of foreign payment orders	(457,821)	40,800
Increase (Decrease) in subordinated debts	(389,093)	(350,750)
Stock options granted	115,690	72,663
Purchase of treasury shares	(1,647,296)	(300,199)
Interest on own capital paid	(1,865,253)	(1,189,931)
FINANCING ACTIVITIES - Net cash provided by / (invested)	**11,975,151**	**1,144,795**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**154,110**	**(226,506)**
At the beginning of the period	1,930,452	2,156,958
At the end of the period	2,084,562	1,930,452

b) ITAÚ HOLDING

	01/01 to 12/31/2005	01/01 to 12/31/2004
Adjusted net income	**(30,116)**	**(5,177)**
Net income	5,321,473	4,834,945
Adjusted net income:	(5,351,589)	(4,840,122)
Deferred taxes	(173,718)	(134,514)
Equity in results of subsidiary companies	(5,177,908)	(4,705,608)
Depreciation and amortization	37	-
Change in assets and liabilities	**495,590**	**(64,154)**
(Increase) Decrease in short-term interbank deposits	(688,402)	(124,470)
(Increase) Decrease in securities and derivative financial instruments (Assets/Liabilities)	14,384	(58,450)
(Increase) Decrease in other credits and assets and other liabilities	1,169,608	118,766
OPERATING ACTIVITIES - Net cash provided by / (invested)	**465,474**	**(69,331)**
Interest on own capital/Dividends received	2,978,134	2,091,580
Purchase of investments	(46,206)	(452,408)
Purchase of fixed assets for use / Deferred charges	(307)	-
INVESTMENT ACTIVITIES - Net cash provided by / (invested)	**2,931,621**	**1,639,172**
Increase (Decrease) in deposits	-	(152,342)
Purchase of treasury shares	(1,647,296)	(300,199)
Interest on own capital paid	(1,865,253)	(1,189,931)
Stock options granted	115,690	72,663
FINANCING ACTIVITIES - Net cash provided by / (invested)	**(3,396,859)**	**(1,569,809)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	**236**	**32**
At the beginning of the period	45	13
At the end of the period	281	45

Report of Independent Auditors

To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.

1   We have audited the accompanying balance sheets of Banco Itaú Holding Financeira S.A. (Bank) and of Banco Itaú Holding Financeira S.A. and its subsidiaries (Consolidated) as of December 31, 2005 and 2004. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements.

2   We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3   In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Banco Itaú Holding Financeira S.A. (Bank) and of Banco Itaú Holding Financeira S.A. and its subsidiaries (Consolidated) at December 31, 2005 and 2004, and the results of operations, the changes in stockholders' equity and the changes in financial position for the years then ended and for the six-month period ended December 31, 2005 of the Bank, as well as the consolidated results of operations and of changes in financial position, for the years then ended, in accordance with accounting practices adopted in Brazil.

São Paulo, February 14, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Ricardo Baldin
Contador CRC 1SP110374/O-0

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23   Public Company   NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

Introduction

According to its Charter (available on website **http://www.itau.com.br** – Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent auditors, the activities and the quality of work performed by the internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itaú Holding and its subsidiaries and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls.

PricewaterhouseCoopers Auditores Independentes is responsible for the auditing of the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate and the results of its operations, in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Comissão de Valores Mobiliários, Conselho Monetário Nacional, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados.

Corporate Internal Audit focuses on issues which present the highest risk potential and on the assessment of internal controls and risk management systems, providing to the Committee a critical view from a corporate perspective.

Operational Internal Audits, organized into units at the individual companies of the Conglomerate, focus on the evaluation of the quality of processes, the monitoring of risks and prevention of frauds.

Committee Activities

The Committee met three times in the second half of 2005 and once again in February 2006. The main purpose of the extraordinary meeting held in December 2005 was to assess Management's efforts to meet the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). At its latest working session, the Committee analyzed the financial statements as of December 31, 2005 and approved the Audit Committee Report on the activities carried out in the second half of 2005, and this Summary.

The Financial Expert's efforts were focused on the coordination of the activities of the Internal Audit and on the monitoring of the implementation of the necessary adjustments to the internal controls over the financial reports. Also worthy of mention are her initiatives involving the Management and the external auditors aimed at increasing her knowledge of risks and relevant accounting aspects of the insurance, private pension plans, and capitalization operations.

Internal Controls and Management Risks System

Internal Controls

In the second half of 2005, it was noted that the actions to implement the SOX requirements strengthened the internal controls and risk management culture at all levels of the Organization.

In the Audit Committee's view, taking into consideration the Management's efforts, Itaú Holding internal controls system is being continually streamlined. The actions already carried out as well as those in progress are appropriate to the size and complexity of the operations.

Risk Management System

During the second half of 2005, the Committee evaluated the management of market and liquidity risks, the purpose being to assess the quality of the processes for generating reports used by Management to support its decisions. The Committee also received information on and discussed the projects in progress related to the control of risks on a consolidated basis, aiming at complying with the New Basel Accord requirements.

In the view of the Committee, the modeling and measures adopted to manage market and liquidity risks are, in general, well-structured and properly focused.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee's members to form a well-based opinion as to the integrity of the financial statements and of the financial reports.

During the semester, special attention was given to the examination of the planning of the work of the integrated audit of the financial statements prepared in accordance with generally accepted accounting principles (USGAAP) and the internal controls related to their preparation (SOX). In addition, as part of the consistent procedures adopted for supervising the activities, independence and quality of the work of the external auditors, the Committee took notice of the quality control system implemented at PricewaterhouseCoopers Auditores Independentes.

Based on these examinations and on information provided by PricewaterhouseCoopers itself, the Committee did not identify any situations that could affect the objectivity and independence of the External Auditors.

Internal Audit

As part of the recent restructuring of the Internal Audit, the Committee discussed and approved the contents of the internal policy on the structure, duties and procedures of the Internal Audit of the Itaú Conglomerate, with the objective of strengthening its independence.

During the second half of the year, the Committee coordinated the strategic and tactical planning of the internal audits and also completed the annual assessment on the adopted methodology and its performance. Considering the stage of consolidation of the new internal audit structure, the Committee evaluates the coverage and quality of the work performed as positive. The results presented during the Committee's work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization...

Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

During the last semester, the structure of Itaú Holding's Legal Compliance area was implemented, the function of which is to perform independent assessments of the main legal risks as well as ensure the Organization's compliance with the legal rules for conducting business. After analyzing the strategies for implementing legal compliance policy and procedures, the Committee is of the opinion that the planned actions will contribute to enhance the management of legal risks in Itaú Holding.

The work carried out by the Internal Audit and the reports prepared by the external audit did not mention deficiencies in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of Itaú Holding.

Consolidated Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers Auditores Independentes and executives from the Organization.

An evaluation was also made of the relevant accounting practices used by the Itaú Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Comissão de Valores Mobiliários, Conselho Monetário Nacional, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendência de Seguros Privados.

Recommendations

Regular meetings were held with the President of Itaú Holding. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

During the semester, the implementation of the recommendations made by the Committee and approved by Management, especially with respect to the compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, was monitored by the Internal Audit.

Conclusion

This Committee, based on the activities undertaken since its inception and with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the audited financial statements of Banco Itaú Holding Financeira S.A., as of December 31, 2005.

São Paulo, February 16, 2006

The Audit Committee

Carlos da Camara Pestana – Chairman
Alcides Lopes Tápias
Tereza Cristina Grossi Togni – Financial Expert

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23   Companhia Aberta

142

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., after examining the management's report and the financial statements for the year ended December 31, 2005, have verified the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that they be approved by the Company's Board of Directors.

São Paulo-SP, February 20, 2006.

GUSTAVO JORGE LABOISSIERE LOYOLA
Chairman

FERNANDO ALVES DE ALMEIDA

IRAN SIQUEIRA LIMA